Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST

and

GRANITE REIT INC.

JOINT NOTICE OF ANNUAL GENERAL AND SPECIAL MEETINGS OF HOLDERS OF

STAPLED UNITS

(CONSISTING OF TRUST UNITS OF GRANITE REAL ESTATE INVESTMENT TRUST

AND COMMON SHARES OF GRANITE REIT INC.)

TO BE HELD ON THURSDAY, JUNE 6, 2024

and

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

April 10, 2024

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April 10, 2024

Dear Granite Unitholders:

On behalf of our trustees, directors and management, we are pleased to invite you to the joint annual general and special meetings of holders of Stapled Units (as defined below) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”). The joint annual general and special meetings will consist of the annual general and special meeting of unitholders of Granite REIT (the “Granite REIT Meeting”) and the annual general and special meeting of shareholders of Granite GP (the “Granite GP Meeting” and, together with the Granite REIT Meeting, the “Meetings”), to be held concurrently at 10:00 a.m. (Toronto time) on Thursday, June 6, 2024. The Meetings have been called to provide Unitholders (as defined below) with the opportunity to vote on those matters described in the accompanying joint notice of annual general and special meetings and management information circular/proxy statement (the “Circular”).

This year’s Meetings will be held as a virtual meeting, by way of a live audio webcast at https://meetnow.global/MR6Z6J9. Unitholders and duly appointed proxyholders are being asked to participate in the Meetings by live audio webcast, which will enable registered Unitholders and duly appointed proxyholders to listen to the Meetings, submit questions, and vote online in real time. The Meetings are being held as a virtual meeting, and will allow all Unitholders and duly appointed proxyholders to attend regardless of their location, which Granite expects will lead to increased participation from Unitholders compared to Granite’s 2023 annual general meetings. While hybrid meetings have been adopted by some issuers, Granite expects that in-person attendance would be further reduced in hybrid meetings. In Granite’s historical and recent experience, the level of in-person attendance by unitholders does not justify the cost nor the environmental impact of the in-person component of the meetings. The accompanying joint notice of annual general and special meetings and Circular include detailed instructions on how to attend, participate and vote at the Meetings. We look forward to your participation at the Meetings.

In addition to the annual meeting business, at the Meetings, you will be asked to consider and, if thought advisable, to pass, with or without variation, special resolutions authorizing and approving a proposed arrangement (the “Arrangement”) involving Granite REIT and Granite GP by way of a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia).

Currently, unitholders hold trust units (“REIT Units”) of Granite REIT and common shares (“GP Shares”) of Granite GP, which trade together as stapled units (“Stapled Units”) (each Stapled Unit consisting of one REIT Unit and one GP Share, the holders of which are the “Unitholders”). If approved and implemented, the Arrangement will give effect to a reorganization whereby (i) the two components of each Stapled Unit will be uncoupled, (ii) the GP Shares currently held by Unitholders will be automatically exchanged for fractional REIT Units and (iii) the REIT Units will be consolidated back to the number of Stapled Units outstanding before the exchange occurred. As a result of the Arrangement, each Unitholder will hold a number of REIT Units equal to the number of Stapled Units they hold currently, and Granite GP will become a wholly-owned subsidiary of Granite REIT. The result will be that instead of the Stapled Units currently issued and outstanding, Granite REIT will have REIT Units issued and outstanding and held by the public, and Granite REIT will become the sole legal and beneficial holder of the GP Shares.

The special resolutions of the holders of REIT Units of Granite REIT (the “Granite REIT Arrangement Resolution”) and the special resolutions of the holders of GP Shares of Granite GP (the “Granite GP Arrangement Resolution” and, together with the Granite REIT Arrangement Resolution, the

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“Arrangement Resolutions”) approving the Arrangement and related matters must be approved by not less than two-thirds of the votes cast by the holders of REIT Units in person (including online) or by proxy at the Granite REIT Meeting and by not less than two-thirds of the votes cast by the holders of GP Shares in person (including online) or by proxy at the Granite GP Meeting, respectively. The Arrangement is also subject to the approval of the Supreme Court of British Columbia and receipt of all necessary regulatory approvals.

The Arrangement is being proposed to simplify Granite’s corporate and trust structure by replacing its current Stapled Unit structure with a conventional REIT trust unit structure. This is considered potentially beneficial as it will allow Granite’s structure to be more comparable to other Canadian real estate investment trusts, and certain investors may therefore be more able or willing to invest in REIT Units rather than Stapled Units. Each of the board of trustees of Granite REIT (the “Board of Trustees”) and the board of directors of Granite GP (the “Board of Directors”, and together with the Board of Trustees, the “Boards”) has unanimously concluded that the Arrangement is fair to the holders of REIT Units and the holders of GP Shares, respectively, and recommends that the Unitholders vote in favour of the applicable Arrangement Resolutions.

The accompanying Circular contains a detailed description of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

2023 remained challenging for the real estate sector, due to the combination of higher borrowing costs and the negative impact of higher interest rates on asset values. However, despite this challenging environment, market fundamentals for logistics real estate remained positive, and Granite continued to deliver strong financial performance and successfully executed on its stated priorities for the year.

With respect to our financial performance, Funds from Operations (“FFO”)(1) and Adjusted Funds from Operations (“AFFO”)(1) per unit increased 12% and 11% over 2022 respectively, primarily due to solid increases in same property net operating income (“SPNOI”) – cash basis(1), and development stabilizations. 2023 was another strong year operationally for Granite, as demonstrated by year over year growth in achieved rental rates and SPNOI. In 2023, Granite completed 8.4 million square feet of renewals and new leases at an average increase in rental rates of 22% and finished the year with an occupancy rate of 95.0%. Granite also announced that its annual distribution for 2024 had been increased by 3.125%, to $3.30 per Stapled Unit, being its thirteenth consecutive annual increase.

Environmental, social and governance (“ESG”) objectives remained a top priority for Granite in 2023 and significant advancements were made in a number of key areas of Granite’s program. Granite once again improved its performance in the Global Real Estate Sustainability Benchmark (“GRESB”) Assessment for 2023 and increased its score by 13 points from 2022 to rank 2nd out of 10 in the United States / Industrial GRESB peer group which evaluates the level of ESG disclosure by listed property companies and real estate investment trusts. Granite also was recognized as 1st out of 9 in the North American Industrial | Listed | Tenant Controlled GRESB peer group for Standing Investments earning a score of 79 (+6 over 2022), improving its overall position by 1 since 2022. As at December 31, 2023, Granite had allocated $1.161 billion of the net proceeds of its green bond offerings towards eligible green projects, such as the acquisition and construction of certified green buildings and energy-conservation measures.

Thus far in 2024, risks associated with persistent inflation and geopolitical instability remain elevated. However, as a result of prudent capital allocation, our liquidity and balance sheet capacity remain high, and Granite is well positioned to fund its remaining development projects in 2024 and deploy capital selectively on strategic opportunities in its target markets.

As we announced last quarter, Mr. Gerald Miller will be retiring from the Boards and will not be standing for re-election at the Meetings. We wish to thank him for his invaluable contributions he

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brought to Granite over the last 12 years. We are also pleased to welcome Robert D. Brouwer to Granite who joined the Boards earlier this year. Mr. Brouwer is being nominated for election at the Meetings and will bring a wealth of knowledge and expertise to our Boards.

In closing, we hope you can attend the Meetings virtually, but in any case, your vote is important and your units and shares should be represented at the Meetings. If you are unable to participate in the virtual Meetings, please complete, date and sign the form of proxy or voting instruction form sent to you by mail, and return it in accordance with the instructions set out in the form of proxy or voting instruction form. Even if you plan to participate in the Meetings virtually, you may find it convenient to express your views in advance by completing and returning the form of proxy or voting instruction form.

We look forward to connecting with you at the Meetings on June 6, 2024.

Yours truly, Kelly Marshall	Kevan Gorrie

Chairman Granite Real Estate Investment Trust and Granite REIT Inc.	President and Chief Executive Officer Granite Real Estate Investment Trust and Granite REIT Inc.

Notes:

(1)

This financial measure is not a standardized measure defined by IFRS financial measure and may not be comparable with similar measures presented by other issuers. For a description of FFO, see “Compensation Discussion and Analysis – Elements of Executive Compensation – 2023 Compensation Elements – Short- Term Incentive Plan (STIP) – Kevan Gorrie, President and Chief Executive Officer” in the Circular, and for a further discussion of FFO, see “Compensation Discussion and Analysis – Cost of Management” in the Circular, and for a further description of FFO and a reconciliation to net income, see “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Funds From Operations and Adjusted Funds From Operations” in the management’s discussion and analysis of results of operations and financial position of Granite for the financial year ended December 31, 2023 (the “MD&A”). For a description of AFFO and a reconciliation to net income, see “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Funds From Operations and Adjusted Funds From Operations” in the MD&A. For a description of same-property net operating income, on a cash and constant currency basis, see the description of “Constant currency SPNOI – cash basis” (four quarter average) at “Compensation Discussion and Analysis – Elements of Executive Compensation – 2023 Compensation Elements – Short- Term Incentive Plan (STIP) – Kevan Gorrie, President and Chief Executive Officer” in the Circular, and for a further description of SPNOI – cash basis on a constant currency basis, and a reconciliation to net operating income, see the description of constant currency same property NOI – cash basis at “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Net Operating Income” in the MD&A. Each of the foregoing descriptions and reconciliations are incorporated herein by reference.

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JOINT NOTICE OF ANNUAL GENERAL AND SPECIAL MEETINGS OF HOLDERS OF STAPLED UNITS

JOINT NOTICE is hereby given that the Annual General and Special Meetings (collectively, the “Meetings”) of holders (“Unitholders”) of stapled units (“Stapled Units”), being the annual general and special meeting of unitholders of Granite Real Estate Investment Trust (“Granite REIT”) and the annual general and special meeting of shareholders of Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”), will be held concurrently at 10:00 a.m. (Toronto time), on Thursday, June 6, 2024. The Meetings will be conducted virtually via live audio webcast at https://meetnow.global/MR6Z6J9. Unitholders will have the opportunity to participate in the Meetings through a web-based platform.

The	Meetings are being held for the following purposes:

(a)

to receive and consider the annual report of Granite, including the audited combined financial statements of Granite for the financial year ended December 31, 2023 and the auditor’s report on those statements;

(b)	to elect the trustees of Granite REIT for the ensuing year;

(c)	to elect the directors of Granite GP for the ensuing year;

(d)	to re-appoint Deloitte LLP as the auditor of Granite REIT for the ensuing year, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT;

(e)

to re-appoint Deloitte LLP as the auditor of Granite GP for the ensuing year, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and authorize the directors to fix the auditor’s remuneration;

(f)	to consider, and if thought advisable, to pass a non-binding advisory resolution on Granite’s approach to executive compensation;

(g)

in accordance with the interim order of the Supreme Court of British Columbia dated April 12, 2024, to consider, and if thought advisable, to approve, with or without variation, (i) the special resolutions of the holders of trust units of Granite REIT and (ii) the special resolutions of the holders of common shares of Granite GP in the forms attached as Appendix “C” to the accompanying management information circular/proxy statement dated April 10, 2024 (the “Circular”) approving a reorganization on the terms contemplated in the arrangement agreement dated as of April 10, 2024 between Granite REIT and Granite GP, a copy of which is attached as Appendix “D” to the Circular and the accompanying plan of arrangement under Section 288 of the Business Corporations Act (British Columbia), attached as Exhibit A thereto, with such additions, deletions or modifications as each of the board of trustees of Granite REIT and the board of directors of Granite GP, in their discretion, deems appropriate; and

(h)	to transact such further or other business or matters as may properly come before the Meetings or any adjournment(s) or postponement(s) thereof.

For disclosure related to each of these matters, please refer to “Matters to be Acted Upon at the Meetings” in the accompanying Circular.

Record Date

Only Unitholders of record at the close of business on April 10, 2024 (the “Record Date”), being the record date for the Meetings, will be entitled to receive notice of, to attend and to vote at the Meetings or any adjournment(s) or postponement(s) thereof.

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Attending and Participating in the Meetings

This year’s Meetings will be held as a virtual meeting, by way of a live audio webcast at https://meetnow.global/MR6Z6J9. Registered Unitholders (i.e., a Unitholder who holds Stapled Units directly in their own name and is entered on the register of Unitholders) and duly appointed proxyholders will be able to listen to the Meetings, submit questions, and vote online in real time provided they comply with the requirements set out in the accompanying Circular. Non-Registered Holders (i.e., a Unitholder who holds Stapled Units beneficially through an intermediary such as a bank, trust company, securities dealer, broker) (“Non-Registered Holders”) who have not duly appointed themselves as proxyholder will be able to attend the Meetings as guests. Guests may listen to the live audio webcast of the Meetings but will not have the ability to vote virtually or ask questions. Please refer to “Voting Information and General Proxy Matters” in the accompanying Circular for details on attending and participating in the Meetings.

Notice-and-Access

In an effort to reduce the environmental impact and cost associated with providing printed materials, Granite is using the “notice-and-access” procedures adopted by the Canadian Securities Administrators (the “Notice-and-Access Procedures”) for distribution of the Circular to both registered Unitholders and Non-Registered Holders. The Notice-and-Access Procedures allow reporting issuers to post electronic versions of proxy related materials, such as this Notice and the Circular (collectively, the “Meeting Materials”) online, via SEDAR+ and one other website, rather than mailing paper copies of such materials.

For more information about the Notice-and-Access Procedures, please contact Granite’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), toll free at 1-866-964-0492 or visit www.computershare.com/noticeandaccess.

Websites where Meeting Materials are Posted

Electronic copies of the Meeting Materials and the annual report of Granite, including the audited combined financial statements and the management’s discussion and analysis of results of operations and financial position of Granite for the financial year ended December 31, 2023, may be found on Granite’s SEDAR+ profile at www.sedarplus.ca and also on Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/.

Obtaining Paper Copies

Unitholders as of the Record Date will not receive a paper copy of the Meeting Materials in connection with the Meetings under the Notice-and-Access Procedures but will receive paper copies of the accompanying form of proxy or voting instruction form.

Registered Unitholders with a 15-digit control number may obtain paper copies of the Meeting Materials free of charge by calling Computershare at 1-866-962-0498 (toll free within North America) or 514-982-8716 (outside North America). In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of proxies and the date of the Meeting, your request must be received by Computershare before May 23, 2024 at 10:00 a.m. (Toronto time). To obtain paper copies of the Meeting Materials after the Meetings, contact 647-925-7500.

Non-registered (beneficial) Unitholders with a 16-digit control number may obtain paper copies of the Meeting Materials by going to www.proxyvote.com or by calling 1-877-907-7643 (toll free within North America) or 303-562-9305 (outside North America). To obtain paper copies of the Meeting Materials after the Meetings, contact 647-925-7500.

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Printed copies of the Circular will also be available for inspection by Unitholders at Granite GP’s records office located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the Meetings.

Voting by Proxy, Telephone or Online

Unitholders are reminded to review the Meeting Materials before voting. Although the Meeting Materials are posted electronically, the “joint notice package” also includes a form of proxy or voting instruction form.

Registered Unitholders should complete, date and sign the proxy and return it in the enclosed envelope provided for that purpose in accordance with the instructions for completion and delivery contained in the form of proxy. To be effective, proxies must be received by 10:00 a.m. (Toronto time) on June 4, 2024, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meetings, if adjourned, are reconvened, or, if the Meetings are postponed, are convened. The Chair of the Meetings may waive or extend the proxy cut-off without notice. Proxies must be returned to the President and Chief Executive Officer of Granite REIT and Granite GP c/o the Proxy Department of Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1. Unitholders may also elect to vote by use of the telephone or via the internet in accordance with the instructions on the applicable form of proxy.

Non-Registered Holders wishing to be represented by proxy at the Meetings or any adjournment(s) or postponement(s) thereof must have deposited their duly completed voting instruction form in accordance with the directions provided on such form.

Other Matters

Granite is not aware of any items of business to be brought before the Meetings other than those described in the Circular.

Questions

If you are a registered Unitholder and have questions relating to the Meetings or how to vote your Stapled Units, please contact Computershare by telephone at 1-800-564-6253 (toll free within North America) or 514-982-7555 (outside North America) or by email at service@computershare.com.

If you are a Non-Registered Holder and have questions relating to the Meetings or how to vote your Stapled Units, please contact the intermediary through which you hold your Stapled Units or Granite at ir@granitereit.com.

BY ORDER OF THE BOARD OF TRUSTEES OF GRANITE REAL ESTATE INVESTMENT TRUST	BY ORDER OF THE BOARD OF DIRECTORS OF GRANITE REIT INC.

KEVAN GORRIE President and Chief Executive Officer Granite Real Estate Investment Trust	KEVAN GORRIE President and Chief Executive Officer Granite REIT Inc.

April 10, 2024

Toronto, Ontario

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MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

The Meeting Materials

This joint Management Information Circular/Proxy Statement dated April 10, 2024 (this “Circular”), the accompanying Joint Notice of Annual General and Special Meetings (the “Notice”), the accompanying form of proxy and all attachments thereto (collectively, the “Meeting Materials”) are furnished to holders (“Unitholders”) of stapled units (“Stapled Units”) (each consisting of one trust unit (a “REIT Unit”) of Granite Real Estate Investment Trust (“Granite REIT”) and one common share (a “GP Share”) of Granite REIT Inc. (“Granite GP”)) in connection with the solicitation by and on behalf of the management of Granite REIT and Granite GP (“Management”) of proxies to be used at the Annual General and Special Meetings of Unitholders (the “Meetings”) to be held virtually via live audio webcast concurrently on Thursday, June 6, 2024, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice. The Meeting Materials are being provided to Unitholders of record as of the close of business on April 10, 2024 (the “Record Date”).

This Circular contains information about both Granite REIT and Granite GP in accordance with exemptions granted by Canadian securities regulatory authorities dated December 21, 2012. For periods prior to January 3, 2013, the date upon which Granite Real Estate Inc. (“Granite Co.”) converted from a corporate structure to a stapled unit real estate investment trust structure pursuant to the Business Corporations Act (Québec) (the “2013 Arrangement”), this Circular also contains information about Granite Co. Throughout this Circular, unless otherwise specified or the context otherwise indicates, “we”, “us”, “our” and “Granite” refer to the combined Granite REIT and Granite GP and their subsidiaries and investees and, for periods prior to implementation of the 2013 Arrangement, their predecessor Granite Co. and its predecessors and subsidiaries.

As provided in the Amended and Restated Declaration of Trust of Granite REIT dated June 9, 2022 (the “Granite REIT Declaration of Trust”) and the articles of Granite GP (the “Granite GP Articles”), each REIT Unit is “stapled” to a GP Share (and each GP Share is “stapled” to a REIT Unit) such that they trade together as Stapled Units (unless and until an “Event of Uncoupling”, as defined herein). References in this Circular to “Unitholders” refer to holders of Stapled Units including, as applicable and as the context may require, to such persons as holders of REIT Units and/or holders of GP Shares comprising Stapled Units.

In an effort to reduce the environmental impact and cost associated with providing printed materials, Granite is using the “notice-and-access” procedures adopted by the Canadian Securities Administrators (the “Notice-and-Access Procedures”) for distribution of the Meeting Materials to both registered Unitholders and non-registered Unitholders holding Stapled Units beneficially through an intermediary (“Non-Registered Holders”). The Notice-and-Access Procedures allow reporting issuers to post electronic versions of proxy related materials, such as the Meeting Materials online, via SEDAR+ and one other website, rather than mailing paper copies of such materials. For more information about the Notice-and-Access Procedures, please contact Granite’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), toll free at 1-866-964-0492 or visit www.computershare.com/noticeandaccess.

Electronic copies of the Meeting Materials and the annual report of Granite, including the audited combined financial statements and the management’s discussion and analysis of results of operations and financial position of Granite for the financial year ended December 31, 2023 (the “MD&A”), may be found on Granite’s SEDAR+ profile at www.sedarplus.ca and also on Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/.

Unitholders as of the Record Date will not receive a paper copy of the Meeting Materials in connection with the Meetings under the Notice-and-Access Procedures but will receive paper copies of the accompanying form of proxy or voting instruction form. Registered Unitholders with a 15-digit control number may obtain paper copies of the Meeting Materials free of charge by calling Computershare at 1-866-962-0498 (toll free within North America) or 514-982-8716 (outside North America). In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of proxies and the date of the Meeting, your request must be received by Computershare before May 23, 2024 at 10:00 a.m. (Toronto time). To obtain paper copies of the Meeting Materials after the Meetings, contact 647-925-7500. Non-registered (beneficial) Unitholders with a 16-digit control number may obtain paper copies of the Meeting Materials by going to www.proxyvote.com or by calling 1-877-907-7643 (toll free within North America) or 303-562-9305 (outside North America). To obtain paper copies of the Meeting Materials after the Meetings, contact 647-925-7500. Printed copies of the Circular will also be available for inspection by Unitholders at Granite GP’s records office located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the Meetings.

Granite will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail, however, officers and employees of Granite may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward “notice and access” materials and/or the Meeting Materials to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All monetary amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

INFORMATION FOR UNITED STATES UNITHOLDERS

None of the REIT Units to be issued to Unitholders in exchange for GP Shares under the Arrangement (as defined herein) have been or will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and such securities are being issued to Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meetings is not subject to the proxy requirements of Section 14(a) of the Securities Exchange Act of 1934 (the “1934 Act”). Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and, unless otherwise indicated, this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Unitholders should be aware that the Arrangement may have tax consequences both in the United States and in Canada. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.” Shareholders should consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Granite REIT is organized under the laws of the Province of Ontario and Granite GP is organized under the laws of the Province of British Columbia, that certain of their respective officers, directors and trustees are or may be residents of countries other than the United States, that certain of the experts named in this Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Granite GP and Granite REIT and such other persons are, or will be, located outside of the United States. As a result, it may be difficult or impossible for Unitholders in the United States to effect service of process within the United States upon Granite GP and Granite REIT and such other persons or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Unitholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Plan of Arrangement by persons who will be “affiliates” of Granite REIT after the Effective Date. See “Special Business of the Meetings – the Arrangement – United States Securities Law Matters” in this Circular.

VOTING INFORMATION AND GENERAL PROXY MATTERS

Granite is not aware of any items of business to be brought before the Meetings other than those described in this Circular.

Attending and Voting Virtually at the Meetings

Unitholders and duly appointed proxyholders are invited to attend the Meetings virtually via live audio webcast, by going to https://meetnow.global/MR6Z6J9.

•	Registered Unitholders and duly appointed proxyholders can vote and submit questions during the Meetings by going to https://meetnow.global/MR6Z6J9 and clicking “JOIN MEETING NOW”.

o	Registered Unitholders: Select “Unitholder” on the login screen and enter your 15-digit control number, which can be located on the form of proxy.

o	Duly appointed proxyholders: Select “Invitation” on the login screen and enter your invite code. Computershare will provide the proxyholder with an invite code after the voting deadline has passed.

Each registered Unitholder, and each Non-Registered Holder who has appointed themself or a third-party proxyholder to represent them at the Meetings, will appear on a list of Unitholders prepared by Computershare.

If you are using a 15-digit control number or invite code to login to the live audio webcast and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meetings. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions. In which case, you can only enter the Meetings as a guest. To attend the Meetings as a guest, go to https://meetnow.global/MR6Z6J9, click “Guest” and complete the online form.

If you are eligible to vote at the Meetings, it is important that you are connected to the internet at all times during the Meetings in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meetings.

For more information about registered Unitholders, see “– Registered Holders”. For information about registering a proxyholder, see “– Registration of Proxyholders”.

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Non-Registered Holders who have NOT appointed themselves as proxyholders may attend (but not participate in) the Meetings by going to https://meetnow.global/MR6Z6J9, clicking “Guest” and completing the online form. Attending the Meetings as a guest allows Non-Registered Holders to listen to the Meetings but not to vote or submit questions. Only registered Unitholders and duly appointed proxyholders will be able to vote and ask questions at the Meetings.

For information about why certain Unitholders may not receive a form of proxy, and how Non-Registered Holders may appoint themselves as proxy should they wish to attend and vote at the Meetings via the live audio webcast, see “– Non-Registered Holders”.

In order to vote, Non-Registered Holders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/GraniteREIT AFTER submitting their voting instruction form in order to receive an invite code. For information about registering a proxyholder, see “– Registration of Proxyholders”.

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United States Non-Registered Holders: To attend and vote at the Meetings, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meetings. Follow the instructions from your broker or bank included with the proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meetings, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or by e-mail at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. (Toronto time) on June 4, 2024. Once this process is complete, you may attend the Meetings and vote your shares at https://meetnow.global/MR6Z6J9 during the Meetings. Please note that you are required to register your appointment at http://www.computershare.com/GraniteREIT.

Registered Holders

The persons named as the appointed proxyholder in the accompanying form(s) of proxy are Management appointees and are officers of Granite. A Unitholder has the right to appoint a person (who need not be a Unitholder) to attend and act for and on such Unitholder’s behalf at the Meetings other than the Management appointees named in the accompanying form of proxy. This right may be exercised by inserting in the blank space the name of the person the Unitholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

Unitholders desiring to be represented at the Meetings by proxy must return their form of proxy at one of the following locations:

(a)

The offices of Computershare Investor Services Inc., at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department by 10:00 a.m. (Toronto time) on June 4, 2024 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. A revocation of proxy may also be deposited with the Chair of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof. If a Unitholder who has completed a proxy attends the Meetings in person (including online), any votes cast by such Unitholder on a poll will be counted and the proxy will be disregarded.

(b)

The principal executive offices of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the President and Chief Executive Officer of Granite, by 10:00 a.m. (Toronto time) on June 4, 2024 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. A revocation of proxy may also be deposited with the Chair of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof. If a Unitholder who has completed a proxy attends the Meetings in person (including online), any votes cast by such Unitholder on a poll will be counted and the proxy will be disregarded.

Rather than returning the proxy by mail or hand delivery, registered Unitholders may also elect to vote by telephone or via the internet. Those registered Unitholders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Unitholders electing to vote by telephone or via the internet must follow the instructions included in the form(s) of proxy received from Granite.

If a registered Unitholder who has submitted a proxy attends the Meetings via the live audio webcast using a 15-digit control number or invite code and accepts the terms and conditions when entering the Meetings online, any votes cast by such Unitholder on a ballot will be counted and the submitted proxy will be disregarded.

Non-Registered Holders

Only registered Unitholders and persons appointed as proxyholders are permitted to attend and vote at the Meetings. However, in many cases, Stapled Units beneficially owned by a Unitholder are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Stapled Units, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. and, in the United States, The Depository Trust Company) in which the intermediary is a participant.

The “notice and access” materials and/or Meeting Materials are being sent to both registered and non-registered owners of Stapled Units. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, Granite is delivering the “notice and access” materials and/or Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company to forward the “notice and access” materials and/or Meeting Materials to, and to obtain voting instructions from, beneficial owners.

If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your Stapled Units are held. Generally, Non-Registered Holders will receive either:

(a)

a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, allow for voting by telephone or internet); or

(b)

less typically, a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of Stapled Units beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare, as described above under “– Registered Holders”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Stapled Units they beneficially own.

Non-Registered Holders that wish to vote in person (including online) at the Meetings must insert their name in the space provided on the form of proxy or voting instruction form and adhere to the signing and return instructions provided on such form. A proxyholder must be registered with Computershare (see “– Registration of Proxyholders”). If you are a Non-Registered Holder, you should follow the instructions herein and on the document you receive and contact your intermediary promptly if you need assistance.

Registration of Proxyholders

Unitholders who wish to appoint a third-party proxyholder to represent them at the Meetings must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an invite code that would allow them to participate in the Meetings.

To register a proxyholder, Unitholders MUST visit http://www.computershare.com/GraniteREIT and provide Computershare with their proxyholder’s contact information by 10:00 a.m. (Toronto time) on June 4, 2024, so that Computershare may provide the proxyholder with an invite code via e-mail. Without an invite code, proxyholders will not be able to participate in the live audio webcast of the Meetings.

Revocation of Proxy

A registered Unitholder may revoke a proxy that has already been deposited by:

(a)	completing and signing a proxy bearing a later date and depositing it with Granite or Computershare as described under “– Registered Holders” above;

(b)	depositing an instrument in writing executed by the Unitholder or by the Unitholder’s attorney authorized in writing at Granite’s registered office at any time up to and including the last business day preceding the day of the Meetings, or any adjournment(s) or postponement(s) of the Meetings, at which the proxy is to be used, or with the Chair of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof; or

(c)	in any other manner permitted by law.

A Non-Registered Holder who wishes to revoke their proxy or voting instruction form must make appropriate arrangements with the intermediary through which their Stapled Units are held.

Signature of Proxy

A form of proxy must be executed by the Unitholder or their attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following their signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Granite).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Stapled Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. Where a choice for a matter is not specified, Stapled Units will be voted as the proxyholder sees fit. Unless contrary instructions are provided, Stapled Units represented by proxies received by Management will be voted as follows:

(a)	FOR the election of trustees of Granite REIT as set out in this Circular;

(b)	FOR the election of directors of Granite GP as set out in this Circular;

(c)

FOR the re-appointment of Deloitte LLP as the auditor of Granite REIT, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT (the “Board of Trustees” or the “Board of Granite REIT”);

(d)

FOR the re-appointment of Deloitte LLP as the auditor of Granite GP, based on the recommendation of the Audit Committee and the board of directors of Granite GP (the “Board of Directors” or the “Board of Granite GP”), and the authorization of the Board of Directors to fix the auditor’s remuneration;

(e)	FOR the non-binding advisory resolution on Granite’s approach to executive compensation;

(f)	FOR the Granite REIT Arrangement Resolution (as defined herein) approving the Arrangement (as defined herein) and related matters as further described in this Circular; and

(g)	FOR the Granite GP Arrangement Resolution (as defined herein) approving the Arrangement and related matters as further described in this Circular.

Exercise of Discretion of Proxy

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meetings or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, Granite is not aware of any such amendments or variations or any other matters to be addressed at the Meetings.

Record Date

The Board of Trustees and the Board of Directors (together, the “Boards”) have each fixed the close of business on April 10, 2024 as the Record Date for the Meetings. Only holders of record of REIT Units and GP Shares (forming Stapled Units) at the close of business on the Record Date are entitled to receive notice of and to vote at the Meetings.

Quorum

The quorum required at the Meetings, as applicable, will be as follows:

(a)

at the Granite GP Meeting, two or more holders of GP Shares carrying not less than 25% of the number of votes attached to all GP Shares entitled to vote at a meeting of holders of GP Shares, in person (including online) or by proxy; and

(b)

at the Granite REIT Meeting, two or more holders of REIT Units carrying not less than 25% of the number of votes attached to all REIT Units entitled to vote at a meeting of holders of REIT Units, in person (including online) or by proxy.

Advance Notice Provisions

The Granite REIT Declaration of Trust contains provisions requiring advance notice be given to Granite REIT of Unitholder proposals relating to the nomination of Trustees (the “Advance Notice Provisions”). The Advance Notice Provisions require a nominating Unitholder to provide notice to the Trustees of proposed Trustee nominations not less than 30 days prior to the date of the applicable annual meeting. This advance notice period is intended to give Granite REIT and Unitholders sufficient time to consider any proposed nominees. A copy of the Granite REIT Declaration of Trust may be viewed under Granite REIT’s profile on SEDAR+ at www.sedarplus.ca.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at March 31, 2024, there were issued and outstanding 63,384,397 Stapled Units. Holders of REIT Units are entitled to cast one vote per REIT Unit held by them on each matter to be acted on by holders of REIT Units at the Meetings, and holders of GP Shares are entitled to cast one vote per GP Share held by them on each matter to be acted on by holders of GP Shares at the Meetings.

As at March 31, 2024, the trustees, directors and officers of Granite, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 276,617 Stapled Units, representing approximately 0.44% of the total number of Stapled Units outstanding.

As at March 31, 2024, the trustees, directors and officers of Granite are not aware of any Unitholders that beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding Stapled Units.

MATTERS TO BE ACTED UPON AT THE MEETINGS

Election of Trustees of Granite REIT

The Granite REIT Declaration of Trust provides for a number of trustees to be fixed by the trustees from time to time, subject to a minimum of three and a maximum of 15 trustees. The number of trustees is currently set at eleven. The term of office of each currently-serving trustee expires at the time of the Meetings unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust. Mr. Gerald Miller, a current trustee of Granite REIT, is not standing for re-election as a trustee of Granite REIT. Accordingly, ten persons are being nominated for election as trustees at this time.

Management proposes to nominate, and the persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the election as trustees of the ten persons whose names are set forth below (the “Proposed Trustees”).

Management does not contemplate that any of the Proposed Trustees will be unable to serve as a trustee. If, as a result of circumstances not now contemplated, any Proposed Trustee is unavailable to serve as a trustee, the proxy will be voted for the election of such other person or persons as Management may select. Each trustee elected will hold office until the conclusion of the next annual general meeting of Unitholders of Granite REIT, or until his/her respective successor is elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

The Boards have adopted a majority voting policy (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, a nominee for election as a trustee of Granite REIT or a director of Granite GP shall immediately tender their resignation to the Boards if, in an uncontested election, such nominee receives a greater number of votes “withheld” from their election than votes “for” such election. The Majority Voting Policy provides that the Boards will consider a recommendation of the Compensation, Governance and Nominating Committee (the “CGN Committee”) of the Board of Directors with respect to such resignation and determine whether to accept or reject such resignation within 90 days following the applicable election. The CGN Committee shall recommend acceptance of the resignation, and the Boards shall accept the resignation, except in situations where exceptional circumstances would warrant the trustee or director continuing to serve on the applicable Board. Following the applicable Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision whether to accept the resignation offer, and if the Board decides to reject the resignation, the press release will fully state the reasons for that decision.

The following tables set forth information with respect to each of the Proposed Trustees, including the number and value of securities of Granite REIT and Granite GP (i.e., Deferred Share Units (“DSUs”), Stapled Units, Restricted Stapled Units (“RSUs”) and Performance Stapled Units (“PSUs”), as applicable) beneficially owned, directly or indirectly, or over which control or direction is exercised by each such Proposed Trustee as at March 31, 2024.

Peter Aghar

Residence: Ontario, Canada

Age: 56

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, capital markets, risk management, audit/ accounting, business leadership/strategy, corporate governance and environmental and social

2023 Annual Meeting:

Votes for:      99.95%

Votes withheld:  0.05%

Mr. Aghar is the founder and President of Crux Capital Corporation (“Crux”), a boutique value-add real estate partner, developer and venture capital investor active across Canada. Since 2013, Crux and its partners have purchased, developed or have under development over five million square feet of commercial and residential property. Mr. Aghar has a successful 25-year track record as a value-add investor on an institutional scale, having led more than 100 real estate transactions totaling far in excess of $10 billion in value. Mr. Aghar’s transaction experience consists of investments in Canada, the United States and internationally, including equity investments, developments, joint ventures, structured and mezzanine debt, open and closed end private equity funds as well as the privatization and launch of several public entities.

Mr. Aghar was formerly President and Chief Investment Officer of KingSett Capital and a Managing Director of Institutional Accounts at GE Capital Real Estate.

Mr. Aghar is a board member of a number of companies and investment funds as well a member of Young Presidents’ Organization.

He is a CPA, CMA and is a graduate of the University of Waterloo with an Honours degree in Mathematics.

Other Current Public Directorships					Since
Pro Real Estate Investment Trust (TSX:PRV.UN)					June 9, 2015
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(1) (#)	Stapled Units(2) (#)	Total DSUs and Stapled Units (#)	Total Value(3) ($)	Multiple of Base Retainer	Ownership Requirement Met(4)
18,823	51,604	70,427	5,444,711	40x	Yes
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board				7/7	100%
Investment Committee of Granite GP (Chair)				4/4

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as amended) (as defined herein) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended)” for details.

(2)	Represents Stapled Units held by Mr. Aghar and Crux, over which Mr. Aghar exercises control or direction.

(3)

Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the Toronto Stock Exchange (the “TSX”) on March 31, 2024, being $77.31.

(4)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer.

Robert D. Brouwer

Residence: Ontario, Canada

Age: 68

Status: Independent

Joined Board: February 15,
2024

Areas of Expertise:

Capital markets, risk management,
audit/accounting, business leadership/strategy, compensation/human resources and corporate governance

2023 Annual Meeting:

Votes for:      N/A

Votes withheld:  N/A

Mr. Brouwer has over 30 years of experience in a range of senior leadership roles with KPMG LLP, most recently serving as Vice Chairman, KPMG Canada and Regional Head of Markets for KPMG in the Americas through 2023. His previous roles have included Canadian Managing Partner, Clients and Markets, and Greater Toronto Area Managing Partner. He was previously KPMG Canada’s senior accounting technical partner and for many years National Director of KPMG’s Mining Practice in Canada. He also served as executive relationship partner and audit partner for a wide range of public and private companies with operations in Canada and internationally, and in a range of industries.

Mr. Brouwer’s community involvement has included serving on a number of arts and not-for-profit boards, and the advancement of corporate governance in Canada. He has served on the Board of the Institute of Corporate Directors, as Chair of the ICD Ontario Chapter Executive, and continues to serve as faculty for the ICD Directors Education Program.

Mr. Brouwer is an FCPA, has a BA from the University of Toronto, and is a member of the Institute of Corporate Directors (ICD.D).

Other Current Public Directorships					Since
None					N/A
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
1,578	—	1,578	121,995	—	N/A
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board				N/A	N/A
Audit Committee of Granite REIT and Granite GP				N/A

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as amended) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer. Mr. Brouwer was appointed as trustee of Granite REIT and director of Granite GP on February 15, 2024; accordingly, he will have until February 15, 2027 to meet the unit-based ownership guideline.

Remco Daal

Residence: British Columbia, Canada

Age: 58

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, risk management, audit/accounting, business leadership/strategy, compensation/human resources, corporate governance, environmental and social and climate

2023 Annual Meeting:

Votes for:      96.85%

Votes withheld:  3.15%

Mr. Daal has been President of Canadian Real Estate for QuadReal Property Group (“QuadReal”) since its establishment in June 2016, and is responsible for the company’s domestic operations, including investment, development, and the management operation of the Canadian property portfolio. QuadReal is a global real estate company owned by the British Columbia Investment Management Corporation (BCI), one of Canada’s largest institutional investors, and has managed assets valued at over $73.8 billion.

From 2000 to 2016, Mr. Daal worked at Bentall Kennedy Group (“Bentall Kennedy”), one of North America’s largest real estate investment advisors and Canada’s largest property manager, most recently as President and Chief Operating Officer, from 2009 to 2016. Prior to joining Bentall Kennedy, Mr. Daal held senior positions at CIBC Development Corporation and a private Toronto-based development company. Mr. Daal has over 30 years of experience in the real estate sector.

Mr. Daal holds a Bachelor of Commerce degree from Wilfrid Laurier University and a Master of Business Administration degree from European University.

Other Current Public Directorships					Since
None					N/A
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
16,001	26,000	42,001	3,247,097	24x	Yes
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board				7/7	100%
Audit Committee of Granite REIT and Granite GP				2/2(4)
CGN Committee of Granite GP				2/2(4)

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as amended) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended) for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer.

(4)	Effective June 8, 2023, Mr. Daal ceased to be a member of the Audit Committees of Granite REIT and Granite GP and was appointed as a member of the CGN Committee of Granite GP.

Kevan Gorrie

Residence: Ontario, Canada

Age: 55

Status: Not Independent

Joined Board: August 1, 2018

Areas of Expertise:

Real estate, capital markets, risk management, business leadership/strategy, corporate governance, environmental and social and climate

2023 Annual Meeting:

Votes for:     99.94%

Votes withheld:  0.06%

Mr. Gorrie joined Granite as its President and Chief Executive Officer on August 1, 2018 and was appointed a Trustee and Director of Granite effective August 1, 2018. With over 20 years of corporate real estate experience in Canada, the United States and Germany, Mr. Gorrie most recently served as the President and Chief Executive Officer of Pure Industrial Real Estate Trust (“PIRET”) where he successfully grew and led the business until its strategic sale to Blackstone Property Partners and Ivanhoe´ Cambridge in May, 2018.

Prior to joining PIRET, Mr. Gorrie led the industrial business for Oxford Properties Group, the real estate investment arm of a major Canadian pension fund, where he built a platform comprising 13 million square feet of income producing properties and development projects across major Canadian industrial markets, encompassing acquisition, asset management, leasing, operations and development.

Mr. Gorrie is a graduate of the civil engineering program at the University of Toronto. He currently serves on the board of Real Property Association of Canada and is a member of the Institute of Corporate Directors (ICD.D).

Other Current Public Directorships								Since
None								N/A
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
RSUs(1) (#)	PSUs(1) (#)	Stapled Units (#)	Total RSUs, PSUs and Stapled Units (#)	Total Value of RSUs/ PSUs(2) ($)	Total Value of Stapled Units(2) ($)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
8,461	27,976	107,577	144,014	2,816,944	8,316,778	11,133,722	12x	Yes
Current Board / Committee Membership							2023 Meeting Attendance	Attendance Total
Board							7/7	100%

Notes:

(1)	RSUs and PSUs are issued under Granite’s Executive Deferred Stapled Unit Plan. See “Compensation Discussion and Analysis – Elements of Executive Compensation” for details.

(2)	Value means the dollar value of the RSUs, PSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(3)	Mr. Gorrie is subject to a unit-based ownership requirement described below under “Compensation Discussion and Analysis – President and CEO Stapled Unit Ownership Guidelines”.

Fern Grodner

Residence: Washington State, U.S.A.

Age: 70

Status: Independent

Joined Board: June 13, 2019

Areas of Expertise:

Real estate, business leadership/strategy, corporate governance and environmental and social

2023 Annual Meeting:
Votes for:     99.95%

Votes withheld:  0.05%

With over 25 years of corporate real estate experience, Ms. Grodner most recently served as Senior Manager, Global Real Estate and Facilities for Amazon.com (“Amazon”) from 2014 through 2019. At Amazon, Ms. Grodner was responsible for large, complex real estate transactions in the Americas in which she oversaw transactions totaling in excess of US$4 billion. Her expertise also extends to strategic planning, design, and construction of corporate space.

Prior to joining Amazon, Ms. Grodner spent seven years with JDS Uniphase Corporation overseeing all real estate aspects of an international portfolio of office and manufacturing sites. From 2002 to 2007, Ms. Grodner served as Vice President, Corporate Real Estate, at Wachovia Corporation, responsible for the growth of Wachovia Securities locations in the Western United States. During the early 2000 tech boom, Ms. Grodner served as Director of Real Estate for Relera, Inc. with a focus on co-location data centers. Ms. Grodner began her career with Bank of America Corporation, Corporate Real Estate, where during her seven-year tenure she was responsible for site selection, transactions, design, and construction for the bank’s portfolio.

Ms. Grodner holds a Masters of Corporate Real Estate (MCR) and Senior Leader Corporate Real Estate (SLCR) designations from CoreNet Global, an international non-profit corporate real estate association for executives who manage the real estate assets of large corporations. She also served on the CoreNet Global Bay Area Chapter board for four years.

Ms. Grodner graduated from Indiana University with Honours with a degree in Psychology.

Other Current Public Directorships					Since
None					N/A
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
7,000	—	7,000	541,170	4x	Yes
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board				7/7	100%
Investment Committee of Granite GP				2/2(4)
CGN Committee of Granite GP				2/2(4)

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as amended) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer.

(4)	Effective June 8, 2023, Ms. Grodner ceased to be a member of the Investment Committee and was appointed as a member to the CGN Committee of Granite GP.

Kelly Marshall

Residence: Ontario, Canada

Age: 58

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, capital markets, business leadership/strategy, corporate governance and environmental and social

2023 Annual Meeting:

Votes for:     98.34%

Votes withheld:  1.66%

Mr. Marshall acts as a financial advisor to institutional clients in Canada and the United States, assisting leadership teams with the sourcing and structuring of debt and equity capital. Mr. Marshall is currently an advisor for Onex Falcon, Caary Capital and Power Sustainable LIOS.

From November 2017 to September 2020, Mr. Marshall served as the Executive Vice President of Strategic Partnerships at Ontario Municipal Employee Retirement System (“OMERS”) where he led the growth of the pension fund’s strategic partnerships, including its relationships with third-party organizations, co-investors and other finance partners. Prior to OMERS, Mr. Marshall served as Managing Partner, Corporate Finance at Brookfield Asset Management Inc. (“Brookfield Management”) where he was responsible for the global corporate finance activities and oversaw all financings in each core region and business line. Throughout his 16 years with Brookfield Management, he completed in excess of US$100 billion in debt and equity transactions. Those transactions involved corporate and asset level issuances in North and South America, Europe, UK, Australia and India for all of Brookfield Management’s real estate, renewable power and infrastructure businesses.

Mr. Marshall has over 25 years of finance experience, which was initially developed working for Olympia and York Developments Ltd. at Canary Wharf. This was followed by periods of employment with Citibank, in its real estate asset management group, and then two prominent U.S.-based real estate finance investment companies, Fortress Investment Group and Lonestar Opportunity Fund.

Mr. Marshall graduated from Wilfrid Laurier University with an Honours degree in Business Administration.

Other Current Public Directorships					Since
None					N/A
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
24,507	—	24,507	1,894,636	8x	Yes
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board (Chair)				7/7	100%
CGN Committee of Granite GP(4)				2/2(5)
Investment Committee of Granite GP				4/4

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as amended) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer.

(4)	Effective January 1, 2023, Mr. Marshall ceased to be the Chair of the CGN Committee of Granite GP.

(5)	Effective June 8, 2023, Mr. Marshall ceased to be a member of the CGN Committee of Granite GP.

Al Mawani

Residence: Ontario, Canada

Age: 72

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, capital markets, risk management, audit/ accounting, business leadership/strategy, compensation/human resources, corporate governance, environmental and social and climate

2023 Annual Meeting:

Votes for:     99.92%

Votes withheld:  0.08%

Mr. Mawani is a Principal of Exponent Capital Partners Inc., a private equity investor and real estate advisory firm. He has over 40 years of experience in the commercial real estate industry and is an independent Trustee of First Capital Real Estate Investment Trust (“First Capital”) and an Independent Director of Extendicare Inc. (“Extendicare”). Mr. Mawani is Chair of the Governance and Sustainability Committee and a member of the Audit and Risk Committee at First Capital and at Extendicare, he serves as a member of the Audit Committee, Chair of the Investment Committee and member of the Human Resources Committee.

Previously, Mr. Mawani served as the Independent Lead Trustee and Chair of the Audit Committee of Boardwalk Real Estate Investment Trust and Trustee and Chair of the Audit Committee of SmartCentres Real Estate Investment Trust (“SmartCentres”). Mr. Mawani has held several executive officer positions in his career including President and Chief Executive Officer of Rodenbury Investments Limited, a private real estate owner-operator, and President and Chief Executive Officer of SmartCentres. In addition, he spent 23 years at Oxford Properties Group, Inc., including over 11 years as Chief Financial Officer.

Mr. Mawani is a Chartered Professional Accountant and Chartered Accountant and holds a Master of Business Administration from the University of Toronto and a Master of Laws from Osgoode Hall Law School. He holds ESG-focused GCB.D designation from Competent Boards and completed the Institute of Corporate Directors’ multi-module course on Board Oversight of Climate Change.

Other Current Public Directorships					Since
Extendicare Inc. (TSX:EXE) – Director and Chair of Investment Committee and member of Audit Committee					December 1, 2017
Extendicare Inc. (TSX:EXE) – Member of Human Resources Committee					January 2020
First Capital Real Estate Investment Trust (TSX:FCR.UN) – Trustee and member of Audit and Risk Committee					May 2018
First Capital Real Estate Investment Trust (TSX:FCR.UN) – Chair of Governance and Sustainability Committee					April 21, 2023
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
15,200	8,000	23,200	1,793,592	13x	Yes
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board				7/7	100%
Audit Committee of Granite REIT and Granite GP				4/4

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as amended) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer.

Sheila A. Murray

Residence: Ontario, Canada

Age: 68

Status: Independent

Joined Board: June 13, 2019

Areas of Expertise:

Capital markets, risk management, legal, business leadership/strategy, compensation/human resources, corporate governance, environmental and social and climate

2023 Annual Meeting:

Votes for:     98.81%

Votes withheld:  1.19%

Ms. Murray is the former President of CI Financial Corp. (“CI”), a position she held from 2016-2019. Previously, she had been Executive Vice-President, General Counsel and Secretary of CI since 2008, following a 25-year career at Blake, Cassels & Graydon LLP, where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. Ms. Murray played a key role in directing the operations and setting corporate strategy for CI. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees.

Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School, and has taught Securities Regulation at Queen’s University and Corporate Finance at the University of Toronto’s Global Professional Master of Laws in Business Law Program.

Ms. Murray is Chair of the board of Teck Resources Limited and a director of BCE Inc./Bell Canada and has been a director of the SickKids Foundation, the Toronto Symphony Foundation and a director of a number of other private and public companies.

Ms. Murray received her Bachelor of Commerce and Bachelor of Laws degrees from Queen’s University.

Other Current Public Directorships					Since
Teck Resources Limited (TSX/NYSE:TECK) – Board Chair					September 4, 2019(1)
BCE Inc. (TSX/NYSE:BCE) – Director and member of the Management Resources and Compensation Committee and the Risk and Pension Fund Committee					May 7, 2020
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(2) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(3) ($)	Multiple of Base Retainer	Ownership Requirement Met(4)
11,435	3,350	14,785	1,143,028	8x	Yes
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board				7/7	100%
CGN Committee of Granite GP (Chair)(5)				4/4

Notes:

(1)	Ms. Murray was appointed Acting Board Chair of Teck Resources Limited on September 4, 2019, and was appointed Board Chair effective February 7, 2020.

(2)

DSUs have been issued under the Directors DSU Plan (as amended) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended) for details.

(3)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(4)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer.

(5)	Effective January 1, 2023, Ms. Murray was appointed Chair of the CGN Committee of Granite GP.

Emily Pang

Residence: Ontario, Canada

Age: 56

Status: Independent

Joined Board: August 4, 2021

Areas of Expertise:

Risk management, audit/ accounting, business leadership/strategy, compensation/human resources and corporate governance

2023 Annual Meeting:

Votes for:   99.94%

Votes withheld: 0.06%

Ms. Pang is currently the Chief Operating Officer for the SickKids Foundation and also serves as the Corporate Secretary for its board. Ms. Pang is a seasoned business executive with a diverse range of experience, including strategy, accounting and taxation, communications and investor relations, human resource matters, data integrity and reporting, as well as governance. She has held roles both in Canada and abroad in the banking, consulting and postal/logistics industries, driving and implementing transformational change in large organizations.

Ms. Pang is a CPA CA who earned a Bachelor of Commerce degree from Queen’s University. She is also a graduate of the joint Kellogg-Schulich MBA program and holds the ICD.D designation from the Institute of Corporate Directors.

Ms. Pang currently serves on the board of the not-for-profit organization Quantum Valley Ideas Laboratories.

Other Current Public Directorships					Since
None					N/A
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
6,618	—	6,618	511,638	3x	Yes
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board				7/7	100%
Audit Committee of Granite REIT and Granite GP (Chair)(4)				4/4

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as amended) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer.

(4)	Effective June 8, 2023, Ms. Pang was appointed Chair of the Audit Committees of Granite REIT and Granite GP.

Jennifer Warren

Residence: New York, U.S.A.

Age: 59

Status: Independent

Joined Board: June 14, 2018

Areas of Expertise:

Real estate, risk management, legal, business leadership/strategy, compensation/ human resources and corporate governance

2023 Annual Meeting:

Votes for:     99.94%

Votes withheld: 0.06%

Ms. Warren is Senior Executive Vice President, Head of Institutional Client Services and Equipment Finance at M&T Bank/Wilmington Trust. She joined that organization in January 2022. Ms. Warren is responsible for Wilmington Trust, a leader in corporate trust solutions and services in the U.S., UK and Europe, as well as for the M&T Equipment Finance Group, a leader in the U.S. equipment finance marketplace providing specialist lending expertise to manufacturing, construction, transportation, aviation, renewable energy and healthcare industries. Until October 2021, Ms. Warren served as CEO of Issuer Services, North America at Computershare, a global leader in diversified financial, corporate governance and stakeholder communication for public and private companies. Prior to this role, Ms. Warren was with Canadian Imperial Bank of Commerce (from 2006 to 2017), first as General Counsel (Canada) and finally as Managing Director and Head, U.S. Region and President and CEO of CIBC World Markets Corp.

Ms. Warren began her career as a business lawyer with Blake, Cassels & Graydon LLP and from there joined Rogers Communications Inc., where she worked for a decade in increasingly senior roles as a member of Rogers Cable management and the RCI deal team.

Ms. Warren has been a director of a number of U.S. and Canadian private companies. Today, she sits on the board of United Way of New York City.

Ms. Warren received her Bachelor of Science and Bachelor of Laws from the University of Toronto.

Other Current Public Directorships					Since
None					N/A
Granite Securities Owned, Controlled or Directed, as at March 31, 2024
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
12,797	—	12,797	989,336	7x	Yes
Current Board / Committee Membership				2023 Meeting Attendance	Attendance Total
Board				7/7	100%
CGN Committee of Granite GP				2/2(4)
Investment Committee of Granite GP				2/2(4)

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as amended) of Granite GP. See “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2024, being $77.31.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer.

(4)	Effective June 8, 2023, Ms. Warren ceased to be a member of the CGN Committee of Granite GP and was appointed as a member of the Investment Committee of Granite GP.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Trustee and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Trustee is to be elected as a trustee of Granite REIT or as a director of Granite GP.

Board Skills Matrix

As part of its annual review of Board effectiveness Granite utilizes a skills matrix to consider the competencies and skills that the Board considers necessary for the trustees to possess. In connection with its evaluation Granite considers the following skills and expertise:

Skills/Experience	Description
Real Estate	Experience in the commercial retail, industrial or residential real estate asset classes, development, property management and a strong knowledge of investment markets and real estate finance.
Capital Markets	Experience with debt and equity capital markets, investor relations and related activities in the public capital markets.
Risk Management	Experience in identifying, assessing and managing financial and non-financial risks including an understanding of internal risk controls and risk assessments.
Audit/Accounting	Experience in financial accounting and public company reporting obligations and a strong understanding of internal financial controls.
Legal	Experience in and knowledge of the legal and regulatory environments associated with carrying on business in Canada and/or abroad and has obtained a licence to practice law.
Business Leadership/Strategy	Experience as a senior executive of a publicly listed company or large private company.
Compensation/Human Resources	Experience in and a strong understanding of compensation programs, executive compensation, talent development and succession planning.
Corporate Governance	Experience with good corporate governance practices and principles including previous or current experience as a board member of a public or private organization.
Environmental and Social	Experience in and a strong understanding of environmental (liability and impacts), social (diversity, equity, inclusivity, health and community impact) and corporate responsibility and sustainability issues.
Climate	Experience and knowledge in climate-related strategic planning and an understanding of climate impacts, de-carbonization and climate related risks and opportunities.

The following chart demonstrates the relevant skills and experience of each Proposed Trustee for election as a trustee of Granite REIT:

	P. Aghar	R. Brouwer	R. Daal	K. Gorrie	F. Grodner	K. Marshall	A. Mawani	S. Murray	E. Pang	J. Warren

Real Estate	✓		✓	✓	✓	✓	✓			✓

Capital Markets	✓	✓		✓		✓	✓	✓

Risk Management	✓	✓	✓	✓			✓	✓	✓	✓

Audit/Accounting	✓	✓	✓				✓		✓

Legal								✓		✓

Business Leadership/ Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Compensation/Human Resources		✓	✓				✓	✓	✓	✓

Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Environmental and Social	✓		✓	✓	✓	✓	✓	✓

Climate			✓	✓			✓	✓

Board Tenure

As detailed below under “– CGN Committee of Granite GP – Term Limits”, Granite believes that the composition of the Board of Trustees should reflect a balance between experience and knowledge, on the one hand, and the need for renewal and fresh perspectives, on the other hand. The average tenure of the Proposed Trustees, excluding Mr. Gorrie, is 5.1 years. The following chart shows the tenure of the Board of Trustees as of April 10, 2024:

Notes:

(1)	Independent trustees/directors only. Excludes Mr. Gorrie, Granite’s President and CEO. See “– Board of Trustees of Granite REIT and Board of Directors of Granite GP” below for details.

Cease Trade Order and Bankruptcies

To the knowledge of Granite, as at March 31, 2024, none of the Proposed Trustees:

(a)

is or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company (including Granite) that was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days:

(i)	that was issued while the Proposed Trustee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

that was issued after the Proposed Trustee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is or has been within the last 10 years, a director or executive officer of any company (including Granite) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the Proposed Trustee’s assets; or

(d)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Proposed Trustee.

Election of Directors of Granite GP

Under the Granite GP Articles, the Board of Directors is to consist of a minimum of three directors and the Board of Directors is authorized to determine the number of directors of Granite GP by resolution from time to time. The number of directors of Granite GP is currently set at eleven. Mr. Gerald Miller, a current director of Granite GP, is not standing for re-election as a director of Granite GP. Accordingly, ten persons are being nominated for election as directors of Granite GP at this time.

The term of office of each currently-serving director expires at the time of the Meetings unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the Granite GP Articles.

Management proposes to nominate, and the persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the election as directors of the ten persons who are Proposed Trustees and whose names are set forth above under the heading “– Election of Trustees of Granite REIT” (the “Proposed Directors”). See “– Election of Trustees of Granite REIT” for details.

Management does not contemplate that any of the Proposed Directors will be unable to serve as a director. If, as a result of circumstances not now contemplated, any Proposed Director is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. Each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders of Granite GP, or until their respective successor is elected or appointed in accordance with applicable law and the Granite GP Articles.

The table in the section entitled “– Election of Trustees of Granite REIT” sets forth information with respect to each of the Proposed Directors, including the number and value of securities of Granite REIT and Granite GP beneficially owned or over which control or direction is exercised, directly or indirectly, by each such Proposed Director, as at March 31, 2024.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Director and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Director is to be elected as a director of Granite GP or a trustee of Granite REIT.

Board Skills Matrix

See “– Election of Trustees of Granite REIT – Board Skills Matrix” for details that are also applicable to the Proposed Directors.

Cease Trade Orders and Bankruptcies

See “– Election of Trustees of Granite REIT – Cease Trade Orders and Bankruptcies” for details that are also applicable to the Proposed Directors.

Review and Consideration of Financial Statements

Management, on behalf of the trustees of Granite REIT and the directors of Granite GP, will submit to the Unitholders at the Meetings the audited combined financial statements of Granite REIT and Granite GP for the financial year ended December 31, 2023 and the auditor’s report of Deloitte LLP thereon, but no vote by the Unitholders with respect thereto is required or proposed to be taken. The audited combined financial statements and auditor’s report of Deloitte LLP are included in Granite’s 2023 annual report, which is available on Granite’s website at www.granitereit.com and on SEDAR+ at www.sedarplus.ca.

Re-appointment of Auditor of Granite REIT

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the independent external auditor (the “Auditor”) of Granite REIT, based on the recommendation of the Audit Committee of Granite REIT and the Board of Trustees. Under the Granite REIT Declaration of Trust, the trustees have the authority to determine the Auditor’s remuneration.

The Board of Trustees, through the Audit Committee of Granite REIT, have negotiated the Auditor’s remuneration on an arm’s length basis, with reference to the resources and time required for, and the complexity of, the work undertaken by the Auditor. Factors considered in connection with the foregoing include Granite’s listing on the New York Stock Exchange (the “NYSE”) and its significant operations in the United States and Europe. The Boards believe that the remuneration payable to the Auditor is within market norms and is reasonable in the circumstances. A summary of the fees paid to the Auditors for each of the last two financial years can be found in Granite REIT’s Annual Information Form dated February 28, 2024 (the “AIF”) which is available on SEDAR+ at www.sedarplus.ca.

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the re-appointment of Deloitte LLP as the Auditor of Granite REIT to hold office until the next annual general meeting of Unitholders of Granite REIT.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Re-appointment of Auditor of Granite GP

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the Auditor of Granite GP, based on the recommendation of the Audit Committee of Granite GP and the Board of Directors.

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the re-appointment of Deloitte LLP as the Auditor of Granite GP to hold office until the next annual general meeting of shareholders of Granite GP and for authorizing the directors to fix the Auditor’s remuneration.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Advisory Vote on Granite’s Approach to Executive Compensation

At the Meetings, Unitholders will be asked to consider, and if thought advisable, to pass a non-binding advisory resolution (the “Say-on-Pay Resolution”) on Granite’s approach to executive compensation, which is described under “Compensation Discussion and Analysis” in this Circular.

Pay for performance is a core principle of Granite’s approach to executive compensation. Granite’s compensation plan is designed to attract, motivate and retain high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s business and strategic objectives.

As an advisory vote, the results will not be binding, but will be taken into account by the CGN Committee and the Board of Directors when considering Granite’s compensation philosophy. Granite will disclose the voting results of the Say-on-Pay Resolution as a part of its report on voting results for Meetings. Details about Granite’s executive compensation program are set out in this Circular, including in the “Compensation Discussion and Analysis” section.

The form of Say-on-Pay Resolution to be submitted to the Unitholders at the Meetings will be substantially in the form below:

“Resolved, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of Granite REIT Inc., that the Unitholders accept the approach to executive compensation disclosed in the joint Management Information Circular / Proxy Statement delivered in advance of the 2024 annual general and special meeting of unitholders of Granite Real Estate Investment Trust and the annual general and special meeting of shareholders of Granite REIT Inc.”

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the non-binding advisory resolution on Granite’s approach to executive compensation.

SPECIAL BUSINESS OF THE MEETINGS – THE ARRANGEMENT

At the Meetings, the Unitholders will be asked to consider and, if thought advisable, to approve, with or without variation, the applicable special resolutions authorizing and approving a proposed arrangement (the “Arrangement”) of the holders of REIT Units of Granite REIT (the “Granite REIT Arrangement Resolution”) and the special resolutions of the holders of GP Shares of Granite GP (the “Granite GP Arrangement Resolution” and, together with the Granite REIT Arrangement Resolution, the “Arrangement Resolutions”) in the forms attached as Appendix “C” approving a reorganization on the terms contemplated in the arrangement agreement dated as of April 10, 2024 (the “Arrangement Agreement”) between Granite REIT and Granite GP, a copy of which is attached as Appendix “D” to this Circular and the accompanying plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), attached as Exhibit A to the Arrangement Agreement, with such additions, deletions or modifications as each of the Board of Trustees and the Board of Directors, in their discretion, deems appropriate. To be effective, the Granite REIT Arrangement Resolution must be approved by the affirmative votes of not less than two-thirds of the votes cast by the holders of REIT Units present in person (including online) or represented by proxy at the Granite REIT Meeting and the Granite GP Arrangement Resolution must be approved by the affirmative votes of not less than two-thirds of the votes cast by the holders of GP Shares present in person (including online) or represented by proxy at the Granite GP Meeting.

If the Arrangement Resolutions are approved by the Unitholders, the Arrangement is approved by the Supreme Court of British Columbia (the “Court”) and the Arrangement is implemented, the Arrangement will result in a reorganization involving an exchange of the GP Shares for fractional REIT Units. Each GP Share will be transferred from each holder of GP Shares to Granite REIT, free and clear of all liens, charges and encumbrances and any other rights of others, in exchange for the issuance of 0.001/99.999 of a REIT Unit by Granite REIT to each such holder. Following such exchange, the number of issued and outstanding REIT Units will be consolidated such that each holder of REIT Units will hold the same number of REIT Units after the Consolidation (as defined herein) as such holder held prior to the Arrangement and Granite GP will become a wholly-owned subsidiary of Granite REIT. After giving effect to the Arrangement, Granite REIT will have the same number of REIT Units issued and outstanding as were outstanding immediately prior to the Arrangement and none of the GP Shares will be held by the public. As described under “The Arrangement”, holders of REIT Units and GP Shares are not required to turn in any Stapled Unit certificates in connection with the Arrangement. Instead, after the completion of the Arrangement each certificate will represent the number of REIT Units represented by the certificate before the Arrangement but will not represent any Stapled Units or GP Shares. See “– Outstanding Certificates”.

There will be no change to Granite REIT’s direct ownership of the limited partnership interest in Granite LP or to Granite GP’s direct ownership of the general partner interest in Granite LP. Granite GP will no longer have any securities held by the public.

Background to and Reasons for the Arrangement

Effective January 3, 2013, Granite Co. completed its conversion (the “Conversion”) from a corporate structure to a stapled unit real estate investment trust structure pursuant to a plan of arrangement under the Business Corporations Act (Québec). Under the plan of arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis and through a series of steps, for Stapled Units, each consisting of one REIT Unit and one GP Share. A stapled unit structure accorded greater flexibility as to the use for Canadian tax purposes of capital losses previously realized by Granite Co. However, a significant portion of those losses have now been utilized.

The Stapled Units trade on the TSX under the symbol “GRT.UN” and on the NYSE under the symbol “GRP.U”. The REIT Units and the GP Shares are currently subject to restrictions on transfer such that the REIT Units and the GP Shares may only be transferred together in the absence of an Event of Uncoupling (as defined in the Granite REIT Declaration of Trust).

In late 2023, Granite’s management began to consider whether there may be an efficient manner in which to simplify Granite’s corporate and trust structure by unwinding the Stapled Units and simply becoming a publicly traded real estate investment trust having only REIT Units outstanding. This was considered potentially beneficial as it would allow Granite’s structure to be more comparable to other Canadian real estate investment trusts, and certain investors may therefore be more able or willing to invest in REIT Units rather than Stapled Units. Legal counsel were engaged and began considering legal and tax matters necessary to execute this transaction.

At a meeting of the Board of Trustees and Board of Directors in late February 2024, the Board of Trustees and Board of Directors, respectively, received an update from management regarding preliminary analysis of certain legal matters relating to potentially unwinding the Stapled Unit structure, and authorized management, with the advice of corporate, securities and tax counsel, to further develop the analysis and possible structure for unwinding the Stapled Unit structure. At further meetings held during April 2024, the Compensation, Governance and Nominating Committee considered the Arrangement Agreement and the Arrangement structure as described in this Circular and recommended its approval, and the Board of Trustees and Board of Directors each approved the Arrangement Agreement and the Arrangement.

Recommendation of the Board of Trustees and the Board of Directors

In making its determinations and recommendations, the Board of Trustees and the Board of Directors relied upon legal, tax and other advice and information received during the course of its deliberations, as described below. The following is a summary of factors, among others, the Board of Trustees and Board of Directors considered in making their determinations and deliberations:

●	that the Canadian tax advantages of maintaining a stapled unit structure have become less significant since 2013;

●

the potential benefits of simplifying Granite’s structure to be more comparable to other Canadian real estate investment trusts and certain investors being more able or willing to invest in REIT Units, as described in “– Background to and Reasons for the Arrangement”;

●	that the unwinding of the Stapled Unit structure is not expected to materially affect Granite’s business strategy or management team;

●

that the Granite REIT Arrangement Resolution must receive the approval of not less than two-thirds of the votes cast by holders of REIT Units, voting in person (including online) or by proxy at the Granite REIT Meeting, and the Granite GP Arrangement Resolution must receive the approval of not less than two-thirds of the votes cast by holders of GP Shares, voting in person (including online) or by proxy at the Granite GP Meeting;

●

that the Arrangement is subject to Court approval, which will consider, among other things, the fairness and reasonableness of the Arrangement to Unitholders, both from a substantive and procedural point of view;

●

that it is expected that the value of the GP Shares at the time of implementing the Arrangement will be nominal relative to the value of REIT Units, so that it is expected that any gain or loss realized for Canadian tax purposes by Canadian taxable investors as a consequence of the Arrangement would not be significant; and

●	similarly, it is not expected that the Arrangement would result in any, or any significant, gain or loss for U.S. tax purposes by U.S. taxable investors.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement and the Arrangement Resolutions, the Board of Trustees and the Board of Directors did not expressly assign any relative or specific weight to the factors that were considered, and individual trustees or directors may have given different weight to each factor. There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Circular may not be realized. See “– Risk Factors”.

Based on their consideration of the matter and on the advice they have received, each of the Board of Trustees and the Board of Directors have unanimously determined that the Arrangement is fair and reasonable to the holders of REIT Units and the holders of GP Shares, respectively, and is in the best interests of Granite REIT and Granite GP. Accordingly, each of the Board of Trustees and the Board of Directors have each unanimously approved the Arrangement and have authorized the submission of the Arrangement to the Unitholders and the Court for approval. The Board of Trustees unanimously recommends that the holders of REIT Units vote FOR the Granite REIT Arrangement Resolution. The Board of Directors unanimously recommends that holders of GP Shares vote FOR the Granite GP Arrangement Resolution.

Authority of the Boards

The Arrangement Resolutions contemplate that the Plan of Arrangement may be amended by either the Board of Trustees or the Board of Directors, as applicable, before or after the Meetings without further notice to or approval of the Unitholders. Neither the Board of Trustees nor the Board of Directors has a current intention to amend the Plan of Arrangement; however, it is possible that the Board of Trustees or the Board of Directors may determine that it is appropriate to make amendments.

The Arrangement

The Plan of Arrangement sets out the transactions that will occur pursuant to the Arrangement. The following is a summary of the events that, commencing at the Effective Time (as defined herein), will occur and will be deemed to occur in the following order without any further act or formality:

1.

An Event of Uncoupling (as defined in the Granite REIT Declaration of Trust) will occur, GP Shares will be transferable without the contemporaneous transfer of REIT Units, and REIT Units will be transferable without the contemporaneous transfer of GP Shares;

2.

Each GP Share will be transferred from each holder of GP Shares to Granite REIT, free and clear of all liens, charges and encumbrances and any other rights of others, in exchange for the issuance of 0.001/99.999 of a REIT Unit by Granite REIT to each such holder;

3.	Upon the transfer of GP Shares in exchange for REIT Units (or fractions thereof, as applicable):

a.	each former holder of GP Shares will cease to be a holder of GP Shares so transferred and the name of such former holder of GP Shares will be removed from the register of GP Shares; and

b.	Granite REIT will become the sole legal and beneficial holder of GP Shares and will be added to the register of GP Shares;

4.

Immediately after giving effect to the foregoing, the number of issued and outstanding REIT Units will be consolidated such that each 1/0.99999 of a REIT Unit shall become one whole REIT Unit and each holder of REIT Units will hold the same number of REIT Units after the consolidation as the holder held prior to the Arrangement (the “Consolidation”); and

5.

The Granite REIT Declaration of Trust will be amended and restated to make such amendments as are considered necessary or desirable by the trustees of Granite REIT to give effect to the Plan of Arrangement and as a consequence of the Plan of Arrangement, including to reflect the termination of the Stapled Unit structure.

Post-Arrangement Structure

After completion of the Arrangement (including the Consolidation), Granite REIT is expected to have approximately 63,384,397 REIT Units issued and outstanding (based on the number of REIT Units outstanding as at March 31, 2024), and Granite REIT will become the sole legal and beneficial holder of the GP Shares.

There will be no restrictions imposed on the transfer of the REIT Units (other than the existing restrictions relating to non-Canadian ownership in the Granite REIT Declaration of Trust). The REIT Units confer on the holders thereof entitlement to receive notice of and to attend all meetings of the unitholders of Granite REIT and to one vote per REIT Unit at such meetings. The holders of REIT Units are, at the discretion of the Board of Trustees and subject to applicable legal restrictions, entitled to receive any distribution declared by the Board of Trustees on the REIT Units, and are entitled to participate in any distribution to the unitholders of Granite REIT upon a liquidation, dissolution or winding-up. There are no pre-emptive rights attached to the REIT Units.

Effect on Stapled Unitholders

Upon completion of the Arrangement, each former holder of GP Shares will cease to be a holder of GP Shares and will hold only REIT Units.

Effect on Distributions

Currently, Granite REIT intends to make monthly distributions to holders of REIT Units in the estimated amount of $0.275 per REIT Unit. This is not anticipated to change as a result of the Arrangement. Distributions are subject to the discretion of the trustees of Granite REIT and Granite REIT’s distribution policy may vary depending upon, among other things, earnings, financial requirements and other relevant factors.

Effect on Equity-Based Compensation Plans

Granite has (i) an Incentive Stock Option Plan allowing for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants, (ii) two Non-Employee Director Share-Based Compensation Plans providing for the provision of deferred compensation in the form of notional deferred share units, and (iii) an Executive Stapled Unit Plan providing for the issuance of restricted share units and performance share units to executives and other employees. With respect to the Incentive Stock Option Plan, (i) no options have been issued under that plan since August 10, 2010, (ii) Granite no longer grants stock options under the stock option plan and (iii) Granite intends to terminate the plan in accordance with its terms. With respect to the Non-Employee Director Share-Based Compensation Plans and the Executive Stapled Unit Plan, it is expected (i) that these plans and outstanding grants thereunder will be adjusted in accordance with their terms as a consequence of and to reflect the termination of the Stapled Unit structure such that references to Stapled Units will be revised to refer to REIT Units, as and where applicable and (ii) that such amendments will not require Unitholder approval.

Arrangement Procedures

The Arrangement is proposed to be carried out pursuant to Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”). The following procedural steps must be taken for the Arrangement to become effective:

1.	the Unitholders must approve the Arrangement Resolutions in accordance with the Interim Order (as defined below);

2.	the conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by Granite REIT and Granite GP, respectively; and

3.	the Plan of Arrangement must be approved by the Court and the Final Order shall have been obtained.

It is expected that, to confirm closing of the Arrangement, Granite REIT and Granite GP will execute a closing certificate (the “Closing Certificate”) acknowledging and confirming that the conditions precedent to implement the Plan of Arrangement have been satisfied to their respective satisfaction or waived, and setting out the effective date of the Arrangement (the “Effective Date”).

Interim Order

The Arrangement requires approval by the Court under Section 291 of the BCBCA. Prior to the mailing or making available of this Circular, Granite REIT and Granite GP obtained the interim order dated April 12, 2024 (the “Interim Order”) providing for the calling and holding of the Meetings and other procedural matters, and issued pursuant to the Petition to the Court of Granite REIT and Granite GP in connection with the Arrangement (the “Petition”). A copy of the Interim Order is attached as Appendix “E” to this Circular.

Final Order

Subject to the terms of the Arrangement, and if each of the Arrangement Resolutions are approved by the Unitholders in the manner required by the Interim Order, following the Meetings Granite REIT and Granite GP (together, the “Arrangement Applicants”) intend to apply to the Court for the final order of the Court approving the Arrangement pursuant to the provisions of section 291 of the BCBCA (as such order may be affirmed, amended or modified by any court of competent jurisdiction, the “Final Order”).

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement to affected securityholders, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed, or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Granite REIT and Granite GP may determine not to proceed with the Arrangement.

The REIT Units to be issued to Unitholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing required to approve the Arrangement that Granite REIT and Granite GP intend to rely on the exemption from registration provided by Section 3(a)(10) of the 1933 Act with respect to the issuance of the REIT Units to Unitholders pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

As indicated in Appendix “E”, the application for the Final Order approving the Arrangement is expected to take place on June 10, 2024 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia. Any Unitholder and any other interested party who wishes to appear or to be represented and to present evidence or arguments at the hearing of the application for the Final Order must file with the Court and serve upon Granite REIT and Granite GP, by or before 4:00 p.m. (Vancouver time) on June 6, 2024, a Response to Petition together with any other documents required, all as set out in the Interim Order and the Petition and the Notice of Hearing of Petition, copies of which are attached as Appendix “E” and Appendix “F” to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisers as to the necessary requirements. In the event that the hearing of the application for the Final Order is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a Response to Petition will be given notice of the adjournment.

For further information regarding the Court hearing and the rights of Unitholders in connection with the Court hearing, see the form of Petition and Notice of Hearing of Petition attached as Appendix “F” to this Circular. The Petition and Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is the only notice of the Court hearing.

No Dissent Rights

The Plan of Arrangement does not provide for any rights of dissent for Unitholders, nor are rights of dissent required by the BCBCA or the Granite REIT Declaration of Trust.

The Board of Directors and the Board of Trustees determined that dissent rights are neither necessary nor desirable in the Plan of Arrangement because, among other reasons: (a) it is expected that the value of the GP Shares at the time of implementing the Arrangement will be nominal relative to the value of REIT Units; and (b) following the exchange of GP Shares for REIT Units pursuant to the Arrangement, former holders of GP Shares will continue to hold an indirect interest in the GP Shares through their holdings of REIT Units.

Timing of Completion of the Arrangement

The Arrangement will become effective at 8:30 a.m. (Toronto time) (the “Effective Time”) on the Effective Date, as set forth in the Closing Certificate. It is currently expected that the Effective Date will occur in the fourth quarter of fiscal 2024.

It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Approvals

Pursuant to the Interim Order, the Granite REIT Arrangement Resolution must be approved by affirmative votes of not less than two-thirds of the votes cast by the holders of REIT Units and the Granite GP Arrangement Resolution must be approved by affirmative votes of not less than two-thirds of the votes cast by the holders of GP Shares, in each case, present in person or represented by proxy, at the Granite REIT Meeting and at the Granite GP Meeting, respectively. The full text of the Arrangement Resolutions is attached as Appendix “C” to this Circular.

The Arrangement Resolutions proposed for consideration by the Unitholders authorize the Board of Trustees and the Board of Directors, as applicable, at their discretion, without further notice to or approval of the Unitholders, to amend the Plan of Arrangement at any time prior to the Arrangement becoming effective pursuant to the BCBCA. The Arrangement Resolutions also authorize the Board of Trustees and the Board of Directors, as applicable, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the BCBCA.

Stock Exchange Listings

The Stapled Units currently trade on the TSX, with the REIT Units and GP Shares being listed but not posted for trading separately, and the Stapled Units currently trade on the NYSE. Application has been made for the de-listing of the Stapled Units and the substitutional listing of the REIT Units on both the TSX and NYSE under the trading symbols “GRT.UN” and “GRP.U”, respectively, following the Arrangement, which will be conditional on the satisfaction of certain standard conditions. In addition, it is expected that the GP Shares will also be de-listed on the TSX following completion of the Arrangement.

Outstanding Certificates

From and after the Effective Time, certificates formerly representing Stapled Units will no longer represent Stapled Units or GP Shares and will represent only the number of REIT Units to which the holder is entitled as a result of the Arrangement (after giving effect to the Consolidation). Upon any transfer after the Effective Time or upon request by a holder, Granite REIT’s transfer agent will replace old Stapled Unit certificates with new REIT Unit certificates.

Canadian Securities Law Matters

The issuance of REIT Units pursuant to the Arrangement will be made pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws. Following completion of the Arrangement, REIT Units will generally be “freely tradeable” (other than as a result of any “control block distribution” restrictions which may arise by virtue of the ownership of a “control block”) under applicable securities laws of the provinces and territories of Canada. Granite GP intends to apply to applicable Canadian securities regulatory authorities to cease to be a reporting issuer under Canadian securities laws following completion of the Arrangement.

The Arrangement is not a “business combination” or a “related party transaction” for Granite REIT or Granite GP under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

United States Securities Law Matters

Status Under U.S. Securities Laws

Each of Granite REIT and Granite GP is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act. It is Granite REIT’s intention that the REIT Units will be listed on the NYSE and listed and posted for trading on the TSX following completion of the Arrangement. Following completion of the Arrangement, Granite REIT and Granite GP intend to have the Stapled Units de-listed from the NYSE and the TSX, the Stapled Units will be deregistered under the 1934 Act and Granite GP will no longer be required to file reports with the SEC.

Issuance and Resale of REIT Units Under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to holders of Stapled Units and REIT Units in the United States (“U.S. Unitholders”). All U.S. Unitholders are urged to consult with their own legal counsel to ensure that any subsequent resale of REIT Units issued to them under the Arrangement complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issue of REIT Units or the resale of REIT Units by U.S. Unitholders within Canada. U.S. Unitholders reselling their REIT Units in Canada must comply with Canadian securities laws, as outlined above under “– Canadian Securities Law Matters”.

Exemption from the Registration Requirements of the 1933 Act

The REIT Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States in which U.S. Unitholders reside. Section 3(a)(10) of the 1933 Act exempts from registration the offer and sale of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the REIT Units issued in connection with the Arrangement.

Resale of REIT Units After the Completion of the Arrangement

REIT Units received by a holder who will be an “affiliate” of Granite REIT after the Arrangement will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Persons who are not affiliates of Granite REIT after the Arrangement, and who have not been affiliates of Granite REIT within 90 days prior to the completion of the Arrangement, may resell the REIT Units that they receive in connection with the Arrangement in the United States without restriction under the 1933 Act. Persons who are affiliates of Granite REIT after the Arrangement, or who were affiliates of Granite REIT within 90 days prior to the completion of the Arrangement, may not offer or sell the REIT Units that they receive in connection with the Arrangement without registering such offers and sales under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 under the 1933 Act or Rule 904 of Regulation S under the 1933 Act.

Affiliates – Rule 144. In general, under Rule 144, persons who are affiliates of Granite REIT after the Arrangement, or who were affiliates of Granite REIT within 90 days prior to the completion of the Arrangement, will be entitled to sell in the United States, during any three-month period, REIT Units that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Granite REIT. Persons who are affiliates of Granite REIT after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Granite REIT.

Affiliates – Regulation S. In general, under Regulation S, persons who are affiliates of Granite REIT solely by virtue of their status as an officer or director of Granite REIT may sell their REIT Units outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable, that is not pre-arranged with a buyer in the United States) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States. In the case of a sale of REIT Units by an officer or director who is an affiliate of Granite REIT solely by virtue of holding such position, there would be an additional requirement that no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of REIT Units who is an affiliate of Granite REIT after the Arrangement other than by virtue of his or her status as an officer or director of Granite REIT.

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date of this Circular, certain Canadian federal income tax considerations of the Arrangement generally applicable to a Unitholder who, (i) at all relevant times and for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is resident in Canada, (ii) by virtue of holding Stapled Units, holds REIT Units and GP Shares as capital property, and will hold REIT Units acquired on the Arrangement as capital property and (iii) deals at arm’s length, and is not affiliated, with Granite REIT and Granite GP. Generally, any REIT Units and GP Shares will be considered to be capital property to a Unitholder provided that the Unitholder does not hold such units or shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Resident Unitholders (as defined herein) whose REIT Units or GP Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such units and shares, and all other “Canadian securities” as defined in the Tax Act, deemed to be capital property.

This summary is not applicable to a Unitholder (a) that is a “financial institution” for purposes of the mark-to-market rules, (b) that is a “specified financial institution”, (c) an interest in which is a “tax shelter investment” or (d) that has elected to determine its Canadian tax results using an “elected functional currency,” as each of those terms is defined in the Tax Act. Such Unitholders should consult their own tax advisors. Except as otherwise stated, this summary assumes, and is based on Management’s view, that the number of fractional REIT Units issued in consideration for the transfer of the GP Shares is equal to the fair market value of the GP Shares so transferred.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date of this Circular. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder announced by or on behalf of the Minister of Finance prior to the date of this Circular (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted as proposed, but no assurance can be given that this will be the case. This summary does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. There can be no assurance that the CRA will not change its administrative policies or assessing practices.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL TAX CONSIDERATIONS APPLICABLE TO UNITHOLDERS. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR UNITHOLDER, AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR UNITHOLDER ARE MADE. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, TERRITORY, STATE OR LOCAL TAX AUTHORITY.

Resident Unitholders

The following portion of this summary is generally applicable to a Unitholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is or is deemed to be resident in Canada and who, if a corporation resident in Canada, deals at arm’s length for purposes of the Tax Act with any holder of GP Shares who is not a resident of Canada (a “Resident Unitholder”).

Disposition of GP Shares

Upon the transfer of GP Shares by a Resident Unitholder to Granite REIT under the Arrangement, the Resident Unitholder will realize a capital gain (or a capital loss) on such disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Resident Unitholder’s adjusted cost base of the GP Shares, and any reasonable costs of disposition.

It is Management’s view that the number of fractional REIT Units issued in consideration for the transfer of the GP Shares under the Arrangement will be equal to the fair market value of the GP Shares so transferred. However, in the event that the CRA reassesses a Resident Unitholder on the basis that the fair market value of the GP Shares disposed of by a Resident Unitholder is greater than the fair market value of REIT Units issued by Granite REIT in consideration for such shares, the capital gain realized by a Resident Unitholder will be increased by the amount of such adjustment.

Immediately after the Arrangement, for the purpose of determining the adjusted cost base of a Resident Unitholder’s REIT Units, the cost of the newly-acquired REIT Units will increase the aggregate adjusted cost base of such Resident Unitholder’s REIT Units, and will be averaged with the adjusted cost base of all REIT Units owned by the Resident Unitholder as capital property immediately before the acquisition.

Consolidation of Units

The consolidation of the REIT Units occurring as part of the Arrangement will not be considered to result in a disposition of REIT Units by the Resident Unitholder. In general, the aggregate adjusted cost base of REIT Units owned by a Resident Unitholder immediately after such consolidation will be equal to the aggregate adjusted cost base of the REIT Units owned by such Resident Unitholder immediately prior to such consolidation (after reflecting the increase referred to in the immediately preceding paragraph).

Taxable Capital Gains

One-half of any capital gain realized by a Resident Unitholder on the disposition of a GP Share will be included in the Resident Unitholder’s income as a taxable capital gain. One-half of any capital loss realized by such a Resident Unitholder on a disposition of a GP Share is required to be deducted only from taxable capital gains of the Resident Unitholder in the year of disposition, and any excess of one-half of such capital losses over taxable capital gains may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such year, to the extent and under the circumstances described in the Tax Act.

A Resident Unitholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” as defined in the Tax Proposals may be liable to pay an additional refundable tax on certain investment income for the year, including taxable capital gains realized on the disposition of a GP Share.

A taxable capital gain realized by a Resident Unitholder may increase the Resident Unitholder’s liability for alternative minimum tax.

Non-Resident Unitholders

The following portion of this summary is generally applicable to a Unitholder who, for purposes of the Tax Act and any applicable income tax convention, and at all relevant times, (i) is not and has not been a resident or deemed to be a resident of Canada and (ii) does not use or hold, and is not deemed to use or hold, GP Shares or REIT Units in connection with carrying on a business in Canada (a “Non-Resident Unitholder”). This portion of this summary assumes that, at the time of their transfer under the Plan of Arrangement, the GP Shares will be listed on a “designated stock exchange” for purposes of the Tax Act (which includes the TSX).

Special rules, not discussed in this summary, may apply to a Unitholder that is an insurer carrying on business in Canada and elsewhere. Such Unitholders should consult their own tax advisors.

Disposition of GP Shares

A Non-Resident Unitholder generally will not be subject to tax under Part I of the Tax Act on any capital gain realized by the Non-Resident Unitholder on the disposition of GP Shares unless those shares are “taxable Canadian property” of the Non-Resident Unitholder for purposes of the Tax Act and are not “treaty-protected property” of the Non-Resident Unitholder for purposes of the Tax Act. Generally, GP Shares will not be “taxable Canadian property” of a Non-Resident Unitholder unless, at any time during the 60-month period immediately preceding their disposition by the Non-Resident Unitholder, (i) 25% or more of the issued shares of Granite GP were owned or belonged to any combination of (A) the Non-Resident Unitholder, (B) persons with whom the Non-Resident Unitholder did not deal at arm’s length for purposes of the Tax Act, and (C) partnerships in which the Non-Resident Unitholder or a person with whom the Non-Resident Unitholder did not deal at arm’s length for purposes of the Tax Act holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the Units was derived directly or indirectly from real or immovable property situated in Canada, or options in respect of, or interests in, or for civil law rights in, any such properties, whether or not the property exists.

Even if GP Shares are taxable Canadian property of a Non-Resident Unitholder, a taxable capital gain resulting from the disposition of the GP Shares will not be included in computing the Non-Resident Unitholder’s income for the purposes of the Tax Act if those shares are, at the time of disposition, “treaty-protected property” of the Non-Resident Unitholder for purposes of the Tax Act. GP Shares owned by a Non-Resident Unitholder generally will be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax convention, be exempt from tax under the Tax Act.

Consolidation of Units

The consolidation of the REIT Units occurring as part of the Arrangement will not be considered to result in a disposition of REIT Units by the Non-Resident Unitholder.

Withholding Tax

No withholding tax pursuant to the Tax Act should be payable by a Non-Resident Unitholder as a result of the Arrangement, including pursuant to section 116 of the Tax Act.

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the Arrangement to a Unitholder. This discussion does not address the consequences of holding, owning, or disposing of REIT Units. This summary is based on provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. Except as explicitly set forth herein, this discussion does not take into account or discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

This summary is necessarily general and may not apply to all categories of Unitholders, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of the equity interests (by vote or value) of Granite GP or Granite REIT, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold Stapled Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons that acquired Stapled Units in connection with the performance of services, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold Stapled Units through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, persons for whom the Stapled Units are not a capital asset, persons who are liable for the alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the Code. Except as otherwise specifically provided herein, this summary does not address U.S. federal income tax considerations that may be relevant to tax-exempt organizations and Non-U.S. Holders (as defined below), including non-U.S.

governments, non-U.S. pension funds and international organizations. The actual tax consequences of the disposition of GP Shares pursuant to the Arrangement will vary depending on your individual circumstances.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Stapled Units that is, for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Stapled Units, other than a U.S. Holder or an entity or arrangement classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Stapled Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Stapled Units should consult their own tax advisers with respect to the consequences of the Arrangement to such partners.

THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. NOTHING HEREIN IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY HOLDER OF STAPLED UNITS. ACCORDINGLY, HOLDERS OF STAPLED UNITS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES IN THEIR PARTICULAR SITUATIONS OF THE DISPOSITION OF GP SHARES PURSUANT TO THE ARRANGEMENT, AS WELL AS ANY CONSEQUENCES UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Consequences of the Arrangement to U.S. Holders

While there is no authority directly addressing the treatment of the Arrangement for U.S. federal income tax purposes, Granite REIT intends to treat the transactions comprising the Arrangement as a contribution of GP Shares by the Unitholders to Granite REIT in exchange for interests in Granite REIT, and to not treat the Consolidation as a separate tax event. The remainder of this discussion assumes such treatment. In such case, the U.S. federal income tax consequences to a U.S. Holder of the disposition of GP Shares pursuant to the Arrangement will depend in part on whether the Arrangement qualifies as a nonrecognition transaction under Section 721(a) of the Code. For the Arrangement to so qualify, Granite REIT (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) the transactions comprising the Arrangement must not be treated as a transfer to an investment company for purposes of Section 721(b) of the Code.

Granite REIT has elected to be classified as a partnership for U.S. federal income tax purposes. An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Granite REIT is a publicly traded partnership for such purposes. Accordingly, whether Granite REIT is treated as a partnership in a particular year for U.S. federal income tax purposes depends on whether Granite REIT meets the “Qualifying Income Exception” in each taxable year. Granite REIT meets the Qualifying Income Exception if at least 90% of Granite REIT’s gross income for every taxable year consists of “qualifying income” and Granite REIT is not required to register under the Investment Company Act of 1940, as amended. The remainder of this summary assumes that Granite REIT is treated as a partnership for U.S. federal income tax purposes at the time of the Arrangement.

Section 721(b) of the Code provides that Section 721(a) of the Code will not apply to gain realized on a transfer of property to a partnership that would be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated. Under Section 351 of the Code and the Treasury Regulations thereunder, a transfer of property will be considered a transfer to an investment company only if (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests, and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and (subject to certain exclusions) are stock or securities, as defined in Section 351(e) of the Code. A U.S. Holder’s transfer of GP Shares in exchange for interests in Granite REIT pursuant to the Arrangement should not result in diversification of the U.S. Holder’s interests, and, accordingly, should not be treated as a transfer of property to an investment company within the meaning of Section 721(b) of the Code. Thus, the Arrangement should qualify as a nonrecognition transaction under Section 721(a) of the Code. If Granite REIT would be an investment company (if it were incorporated) immediately following the transfer of GP Shares to Granite REIT pursuant to the Arrangement, and such exchange were to result in diversification of interests with respect to the U.S. Holder, then Section 721(a) of the Code would not apply with respect to the U.S. Holder, and the U.S. Holder would be treated as if it had sold its GP Shares to Granite REIT in a taxable transaction for an amount equal to the value of the interests in Granite REIT deemed received by the U.S. Holder.

Even if a U.S. Holder’s transfer of GP Shares pursuant to the Arrangement qualifies for nonrecognition under Section 721(a) of the Code, the U.S. Holder will be subject to special rules that may result in the recognition of taxable gain or income. For example, under Section 704(c)(1) of the Code, if appreciated property is contributed to a partnership, the contributing partner generally must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells such property (or otherwise transfers such property in a taxable exchange). Accordingly, if Granite REIT sells the GP Shares (or otherwise transfers the GP Shares in a taxable exchange) at any time after the Arrangement is completed, a U.S. Holder may be required to recognize any built-in gain not recognized at the time of the Arrangement under Section 721(a) of the Code. Granite REIT may not be able to practically determine a U.S. Holder’s tax basis in its GP Shares. Accordingly, the amount of gain reported by Granite REIT to the IRS with respect to U.S. Holders in connection with any such subsequent transfers could be greater than the correct amount. Under Section 704(c)(1) and 737 of the Code, the U.S. Holder could be required to recognize built-in gain if Granite REIT were to distribute any property other than money to such former holder of GP Shares or distribute the GP shares to another partner within seven years of the Arrangement. Under Section 707(a) of the Code, the U.S. Holder could be required to recognize built-in gain if Granite REIT were to make distributions (other than “operating cash flow distributions,” unless another exception were to apply) to the U.S. Holder within two years of the Arrangement. If a distribution to a U.S. Holder within two years of the Arrangement is treated as part of a deemed sale transaction under Section 707(a) of the Code, the U.S. Holder will recognize gain or loss in the year of the Arrangement, and, if the U.S. Holder has already filed a tax return for such year, the U.S. Holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.

If Section 721(a) of the Code applies to a U.S. Holder’s transfer of GP Shares pursuant to the Arrangement and none of the special provisions of the Code described in the preceding paragraph applies, then the U.S. Holder generally should not recognize gain or loss with respect to GP Shares treated as contributed to Granite REIT in exchange for interests in Granite REIT. The aggregate tax basis of the REIT Units held by a U.S. Holder following the Arrangement should equal the aggregate tax basis of the Stapled Units held by the U.S. Holder immediately prior to the Arrangement. The holding period of the interests in Granite REIT deemed received pursuant to the Arrangement should include the holding period of the GP Shares surrendered in exchange therefor. A U.S. Holder should consult its tax adviser regarding the U.S. Holder’s basis in, and holding period with respect to, REIT Units held by such U.S. Holder following the Arrangement.

Notwithstanding the foregoing, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a “passive foreign investment company” (a “PFIC”) must recognize gain notwithstanding certain nonrecognition provisions of the Code, including Section 721(a). No final Treasury Regulations are currently in effect under Section 1291(f) of the Code that would disallow nonrecognition treatment under Section 721(a) with respect to the contribution of interests in a PFIC to a partnership. However, proposed Treasury Regulations under Section 1291(f) of the Code have been proposed with a retroactive effective date that could cause the Arrangement to be treated as a taxable exchange notwithstanding Section 721(a) of the Code, unless an exception applies. The proposed Treasury Regulations under Section 1291(f) of the Code provide an exception to gain recognition for an exchange of interests in a PFIC solely for an interest in a person that directly or indirectly owns stock of the transferred PFIC following the exchange, but only to the extent that the transferor is treated under applicable Treasury Regulations as indirectly owning at least as great an interest in the PFIC after the exchange that the transferor owned before the exchange. Generally, a partner in a partnership that holds stock of a PFIC is treated as indirectly owning such PFIC stock proportionately in accordance with the partner’s interest in the partnership. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code, if any, may be adopted or how any such final Treasury Regulations would apply to the Arrangement. If Treasury Regulations under Section 1291(f) of the Code are finalized and Granite GP is a PFIC with respect to a U.S. Holder, those Treasury Regulations may require such U.S. Holder to recognize gain with respect to the transfer of GP Shares pursuant to the Arrangement, with retroactive effect, unless the above-described exception or another exception provided in such Treasury Regulations applies.

The U.S. federal income tax consequences of the Arrangement are complex, and each U.S. Holder should consult its own tax adviser regarding such consequences in light of the U.S. Holder’s particular circumstances.

Consequences of the Arrangement to Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income tax with respect to the transfer of GP Shares pursuant to the Arrangement. However, special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in Granite GP or Granite REIT in connection with its U.S. business, (c) a “passive foreign investment company,” or (d) or a “controlled foreign corporation.”

The U.S. federal income tax consequences of the Arrangement are complex, and each Non-U.S. Holder should consult its tax adviser regarding such consequences in light of the Non-U.S. Holder’s particular circumstances.

Risk Factors

Conditions Precedent and Consents, Exemptions and Approvals

The completion of the Arrangement in the form contemplated by the Arrangement Agreement is subject to a number of conditions precedent, some of which are outside the control of Granite REIT and Granite GP, including, without limitation, receipt of Unitholder approval at the Meetings, certain regulatory and third-party consents, exemptions and approvals, approval of the TSX and the NYSE for the substitutional listing of the REIT Units and the granting of the Final Order by the Court. There can be no certainty, nor can Granite REIT or Granite GP provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Failure to obtain the Final Order on terms acceptable to Granite REIT and Granite GP would likely result in the decision being made not to proceed with the Arrangement. If any consents, exemptions or approvals cannot be obtained on terms satisfactory to Granite REIT and Granite GP or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such consent, exemption or approval, and accordingly, the anticipated benefits available to Unitholders resulting from the Arrangement may be reduced. Alternatively, in the event that the Plan of Arrangement cannot be amended so as to mitigate against the negative consequences of the failure to obtain a consent, exemption or approval, the Arrangement may not proceed at all.

Potential Benefits of the Arrangement

The Arrangement may not result in any or all of the potential benefits to Granite REIT or Unitholders as described in this Circular. There can be no certainty, nor can Granite REIT or Granite GP provide any assurance, that any or all of these potential benefits will be realized or, if realized, that such potential benefits will have the results or impact described herein.

INTERESTS OF CERTAIN PERSONS IN THE MATTERS TO BE CONSIDERED AT THE MEETINGS

Except as otherwise disclosed in this Circular, Management is not aware of any person who has been a trustee, director or executive officer of Granite at any time since the beginning of Granite’s last completed financial year or any nominee for election as a trustee or director, nor any associate or affiliate of any of the foregoing persons, having any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings other than the election of trustees and directors.

TRUSTEE / DIRECTOR COMPENSATION

Granite’s Board has approved a trustee and director compensation program that rewards non-executive trustees and directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to Granite matters. This compensation covers activities of Directors both as trustees of Granite REIT and as directors of Granite GP.

The program emphasizes the alignment of Directors with the interests of Unitholders. Directors (other than Mr. Gorrie, who, as President and CEO, is subject to a unit-based ownership requirement described below under “Compensation Discussion and Analysis – President and CEO Stapled Unit Ownership Guidelines”) are subject to a unit-based ownership requirement that they hold, within three years of becoming a Director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer. Mr. Brouwer was appointed to the Boards on February 15, 2024 and is not required to meet the unit-

based ownership requirement until February 15, 2027. As at March 31, 2024, each of the Directors, except Mr. Brouwer, currently surpasses this ownership requirement. See “Matters to be Acted upon at the Meetings – Election of Trustees of Granite REIT” above for the total number and value of Stapled Units and DSUs held by each Director proposed to be elected at the Meetings.

The following chart sets out the standard compensation arrangements for Directors for the year ended December 31, 2023:

Position	Annual Retainer and Fees ($)

Chair	220,000(1)

Director-at-large	135,000(1)

Audit Committee Chair	35,000

CGN Committee Chair	35,000

Investment Committee Chair	35,000

Per meeting fee (in person or teleconference)	Nil

Air travel fee per meeting, if any	3,000(2)

Travel expenses per meeting	Reimbursed in accordance with Granite’s policy

Notes:

(1)

Pursuant to Granite’s Director compensation program, one-half of this amount is paid in DSUs. Grants are made yearly in advance, and vest as to one quarter of such grants at the end of each quarter of the year in which they are made (except for the second quarter, for which grants vest on the date of the annual meeting of Unitholders), provided that the grantee was a non-employee Director at any time during the applicable quarter. See also Note 2 under “– Director Compensation Table”.

(2)	The air travel fee per meeting applies for those who must travel by air to attend a meeting.

Director Compensation Table

The following tables provide information regarding compensation earned by individuals who were Directors during the financial year ended December 31, 2023, other than Mr. Gorrie, who was a Named Executive Officer (“NEO”) and whose compensation is discussed below under “Compensation Discussion and Analysis” and “Elements of Executive Compensation – Summary Compensation Table”.

Name	Fees Earned ($)(1)	Share Based Awards ($)(2)	Option Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(3)	All Other Compensation ($)	Total ($)

Peter Aghar	$102,500	$67,500	$0	$0	$0	$0	$170,000

Robert D. Brouwer(4)	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Remco Daal	$82,500	$67,500	$0	$0	$0	$0	$150,000

Fern Grodner	$82,500	$67,500	$0	$0	$0	$0	$150,000

Kelly Marshall	$113,000	$110,000	$0	$0	$0	$0	$223,000

Al Mawani	$67,500	$67,500	$0	$0	$0	$0	$135,000

Gerald Miller(5)	$94,788	$67,500	$0	$0	$0	$0	$162,288

Sheila A. Murray	$102,500	$67,500	$0	$0	$0	$0	$170,000

Emily Pang(5)	$87,212	$67,500	$0	$0	$0	$0	$154,712

Jennifer Warren	$82,500	$67,500	$0	$0	$0	$0	$150,000

Notes:

(1)

Of the aggregate fees earned, the following Directors elected to receive, in lieu of cash in the following specified amounts, additional DSUs under the Director Plans (defined in Note 2 under “– Director Incentive Plan Awards – Outstanding Share-Based Awards”): Mr. Aghar, $102,500; Mr. Daal, $67,500; Ms. Grodner, $20,250; Mr. Marshall, $110,000; Mr. Mawani, $nil; Mr. Miller, $nil; Ms. Murray, $102,500; Ms. Pang, $87,212 and Ms. Warren, $67,500. These DSU amounts are not included in the figures shown in the “Share-Based Awards” column above, which represent amounts that are required to be paid in DSUs pursuant to Granite’s trustee and director compensation program.

(2)

The grant date fair value of a DSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the DSU. The value shown for these awards is the same as the grant date fair value determined in accordance with International Financial Reporting Standards (“IFRS”) without any adjustment for subsequent distribution-equivalent grants. Commencing January 1, 2019, grants of DSUs have been made yearly in advance, and vest as to one quarter of the yearly award at the end of each quarter of the year in which they are made (except for the second quarter, which vest on the date of the annual meeting of Unitholders), provided that the grantee was a non-employee Director at any time during the applicable quarter. See also “– Equity Compensation Plan Information – Description of Directors DSU Plan (as amended)” and “Matters to be Acted Upon at the Meetings – Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)”.

(3)

None of the Directors participate in any defined benefit, defined contribution, actuarial or any other form of plan provided by Granite that provides for payments or benefits at, following or in connection with retirement.

(4)	Mr. Brouwer was appointed as a Director on February 15, 2024 and accordingly did not receive any compensation during the financial year ended December 31, 2023.

(5)

Mr. Miller served as Chair of the Audit Committees of Granite REIT and Granite GP for the period beginning on January 1, 2023 and ending on June 8, 2023. Effective June 8, 2023, Mr. Miller ceased to be Chair of the Audit Committees of Granite REIT and Granite GP and Ms. Pang was appointed Chair of the Audit Committees of Granite REIT and Granite GP.

Director Incentive Plan Awards

Outstanding Share-Based Awards

The following table lists all share-based awards that were outstanding as of December 31, 2023 that have been made by Granite or one of its subsidiaries to the Directors, other than Mr. Gorrie, who was a NEO and whose compensation is discussed below under “Compensation Discussion and Analysis” and “Elements of Executive Compensation – Summary Compensation Table”. There were no option-based awards outstanding as of December 31, 2023 for Directors.

Name	Number of DSUs (#)(1)(2)	Market or payout value of DSUs ($)(1)(2)

Peter Aghar	16,393	1,247,109

Robert D. Brouwer(3)	n/a	n/a

Remco Daal	14,060	1,069,624

Fern Grodner	6,040	459,497

Kelly Marshall	21,361	1,625,053

Al Mawani	14,153	1,076,699

Gerald Miller	26,780	2,037,307

Sheila A. Murray	9,085	691,148

Emily Pang	4,320	328,647

Jennifer Warren	10,889	828,388

Notes:

(1)

This figure represents or applies to all DSUs held by the Director as of December 31, 2023. As noted under “– Director Compensation Table”, under the Director Plans, when a Director leaves the Board, he or she receives (within a prescribed period of time) a cash payment or redeems DSUs for Stapled Units, as determined by the CGN Committee, equal to the then value of their accrued DSUs, net of withholding taxes. DSUs are rounded to the nearest single unit. The indicated value is calculated, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days preceding December 31, 2023, which was $76.0757, by the applicable number of DSUs.

(2)

Effective November 3, 2003, Granite Co. established a deferred share unit plan for non-employee directors. In connection with the 2013 Arrangement, Granite GP adopted a similar non-employee directors’ deferred share unit plan and Granite Co.’s plan was amended (these plans, collectively, the “Director Plans”). The Director Plans provide for a deferral of up to 100% of each Director’s total annual cash remuneration from Granite Co. and Granite GP, as applicable, at specified levels elected by each Director, until such Director ceases to be a director (or officer or employee) of Granite Co. or Granite GP, as applicable, or of any affiliate of Granite Co. or Granite GP, as applicable, for any reason. The amounts deferred are reflected in notional DSUs whose value in the case of DSUs credited under the Granite Co. plan prior to January 3, 2013 depended on the fair market value of the Granite Co. common shares, and whose value under both Director Plans from and after January 3, 2013 depends on the fair market value of preferred shares of Granite Co. Based on the terms of the Granite Co. preferred shares, it is expected that the fair market value of those shares will track the value of Stapled Units. The value of a DSU will appreciate or depreciate with changes in the value of the preferred shares. The Director Plans also take into account any distributions paid on the Stapled Units from and after January 3, 2013 in that they provide for the crediting of additional DSUs to Directors’ accounts in respect of such distributions. Similarly, prior to January 3, 2013, the Granite Co. directors’ DSU plan provided for the crediting of additional DSUs in respect of dividends paid on the common shares of Granite Co. The Director Plans also allow for discretionary grants of DSUs in addition to the DSUs credited to a Director pursuant to their election to defer their remuneration as described above. Under the Director Plan for Granite Co., when a Director leaves the Board, he or she receives (within a prescribed period of time) a cash payment equal to the then value of their accrued DSUs, which, in turn, depends on the value of the Granite Co. preferred shares at that time, net of withholding taxes. Under the Director Plan for Granite GP, as amended on June 9, 2022, when a Director leaves the Board, he or she may receive (within a prescribed period of time) cash, Stapled Units delivered by a Stapled Unit purchase trust or Stapled Units as determined by the CGN Committee. See also “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of Directors DSU Plan (as amended)”.

(3)	Mr. Brouwer was appointed as a Director on February 15, 2024 and accordingly did not hold any DSUs as of December 31, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

No option-based or share-based awards vested for Directors, and no non-equity incentive plan compensation was earned by Directors, during the financial year ended December 31, 2023.

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

As at March 31, 2024, there was no indebtedness owing to Granite or any of its subsidiaries, excluding routine indebtedness, by present or former executive officers, trustees, directors or employees of Granite or any of its subsidiaries, nor was any indebtedness of any such person, excluding routine indebtedness, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries.

No individual who is, or at any time during the financial year ended December 31, 2023 was a trustee, a director or executive officer of Granite, no Proposed Trustee or Proposed Director, and no associate of any such trustee, director, executive officer, Proposed Trustee or Proposed Director (i) is, or at any time since January 1, 2023 has been, indebted to Granite or any of its subsidiaries whether or not under a securities purchase program or any other program, excluding routine indebtedness, or (ii) has had any indebtedness to any other entity, excluding routine indebtedness, that is, or at any time since January 1, 2023 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries whether or not under a securities purchase program or any other program.

COMPENSATION DISCUSSION AND ANALYSIS

Unless otherwise specified or the context otherwise indicates, in this Compensation Discussion and Analysis, references to the “Board” refer to the board of directors of Granite GP.

Letter to Unitholders

Dear Granite Unitholders:

On behalf of the CGN Committee and the Board, we are pleased to share with you our approach to executive compensation for 2023, and to describe how this aligns with Granite’s strategic, financial and operational performance.

Our executive compensation program is designed to attract, motivate and retain high- achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s business and strategic objectives. The CGN Committee is committed to continually reviewing and refining Granite’s approach to executive compensation to ensure that the program guides and rewards the achievement of results and is consistent with best governance practices. Granite’s short-term incentive plan (“STIP”) and long-term incentive plan (“LTIP”) are both designed to align compensation closely with Granite’s financial, operational and ESG performance. We tie a significant portion of our executive pay to the achievement of objectives that drive Unitholder value. In connection with the development of Granite’s ESG program, an increasing portion of Granite’s corporate performance goals are tied to the pursuit and achievement of Granite’s ESG objectives. The CGN Committee assesses and makes recommendations to the Board on the setting of performance measures and targets under Granite’s executive compensation program, which reflect both the short- and long-term strategic priorities of Granite. We believe that Granite is unique in the Canadian REIT marketplace due in part to its geographic reach and its listings on both the TSX and the NYSE, and the design of Granite’s compensation program reflects that.

The CGN Committee is committed to strong corporate governance, and as a part of this commitment, the CGN Committee and the Board included a say-on-pay advisory vote at last year’s Meetings. We believe this non-binding advisory resolution is an important part of the ongoing process of engagement between the Board and Unitholders on executive compensation. We were pleased that in 2023, 97.53% of shareholder votes were in favour of our approach to compensation. Once again at this year’s Meetings we will be asking Unitholders to consider this important resolution.

Highlights of 2023

Taking into consideration the volatility of the capital markets and heightened geopolitical risk and economic uncertainty throughout the year, Granite successfully executed on its stated priorities for 2023. Some of the key financial and operational developments included the following:

Unitholder Return and Increased Distribution

●	15.16% total return for 2023 (vs. 2.80% for the S&P TSX Capped REIT Index and 11.83% for the S&P/TSX Composite Index); and

●

3.125% year-over-year increase in the annual amount distributed to Unitholders to $3.30 per unit for 2023, marking our thirteenth consecutive annual distribution increase. Granite’s Adjusted Funds From Operations (“AFFO”) payout ratio(2) remained conservative at 71.1% for 2023.

Strategic Allocation of Capital

●	$107 million invested in the forward purchase of newly developed logistics properties in the U.S. at a stabilized yield of 5.4%;

●	€70.0 million of new unsecured term debt, issued for a 3-year term bearing a fixed interest rate of 4.333% including the impact of the interest rate swap;

●	$400.0 million of new unsecured debentures, issued for a 5.5-year term bearing a fixed interest rate of 4.929% including the cross-currency interest rate swap;

●	$27.0 million of equity repurchased under Granite’s normal course issuer bid representing 392,700 Stapled Units at an average stapled unit cost of $68.73;

●	$1.0 billion of availability on the credit facility;

●	Net leverage ratio(2) of 33%, providing $1.1 billion in available liquidity at the end of the year and net debt-to-EBITDA(2) of 7.3x; and

●	Credit rating stable at BBB (high) stable by Morningstar DBRS and Baa2 Stable by Moody’s, recognizing Granite’s sector-leading credit metrics.

Portfolio Enhancement and Tenant Diversification

●	2 newly built income-producing properties totaling 1.0 million square feet acquired in the U.S.;

●

8 completed development and expansion projects contributing 2.4 million of additional square feet of gross leasable area which are 74% leased as of December 31, 2023, and expected to generate $19.7 million in stabilized net operating income (“NOI”) annually at a yield on cost of 6.0%;

●

3 on-going active development and expansion projects and 2 site plan approval commitments having total projected costs of $99 million and remaining commitments of $34 million. The projects are expected to contribute 2.6 million of additional square feet of gross leasable area and the active development and expansion projects are expected to generate a weighted average stabilized yield of 6.7%;

●	2 non-core properties disposed for gross proceeds of $45 million; and

●

Magna concentration reduced from 20% to 19% as a percentage of gross leasable area, however, as a result of substantial consumer price index (CPI) and contracted rent increases throughout 2023, as a percentage of annualized revenue, Magna concentration remained consistent at 26% as a percentage of annualized revenue.

Financial and Operational Performance

●	Funds From Operations (“FFO”)(1) and AFFO(1) per unit of $4.97 and $4.50, respectively representing a year-over-year increase of 12% and 11%, respectively;

●	Same property net operating income (“SPNOI”) – cash basis(1) average year-over-year growth, on a constant currency basis, of 6.2%;

●

$173 million in net fair value losses taken due to expansion of discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets reflecting current market fundamentals. The negative impact on net asset value as a result of the fair value losses was further compounded by unrealized foreign currency translation losses of $96 million primarily as a result of the relative strengthening of the Canadian dollar against the U.S. dollar from December 31, 2022 to December 31, 2023, however, these losses were partially offset by contributions from development stabilization;

●	8.4 million square feet of space renewed or re-leased at an average increase in base rent of 22%; and

●	Occupancy rate as at December 31, 2023 of 95.0%.

Organizational Improvements and Environmental, Social, Governance, and Resilience (“ESG+R”) Performance

●

Ranked 2nd out of 10 in the United States of America / Industrial Global Real Estate Sustainability Benchmark (“GRESB”) peer group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite’s score increased by 13 points (16%) compared to 2022 improving Granite’s overall position from 2nd to 1st place out of 9 in the North American Industrial / Listed / Tenant Controlled peer group in 2023. Granite also achieved a score of “A” in the 2023 GRESB Public Disclosure Report;

●	Published Granite’s 3rd annual comprehensive Corporate ESG+R Report; and

●

$1.161 billion of green bond net proceeds allocated to date towards Eligible Green Projects, as defined by Granite’s Green Bond Framework, representing 100%, 100%, and 42.0% of the net proceeds of the 2027 Green Bond, the 2028 Green Bond and the 2029 Green Bond, respectively; and

●	Maintained in-person connections with Granite’s stakeholders including a hybrid working model for our staff, property tours, tenant site visits, and a company-wide conference in Ontario, Canada

2023 Compensation

The compensation program is designed to align executive compensation with Granite’s execution of its strategic initiatives and financial performance, including Unitholder returns. Despite many challenges in 2023, Granite continued to improve the overall quality of the portfolio and delivered double digit FFO per unit growth for the second consecutive year.

Looking Ahead

We will continue our commitment to implementing compensation policies and practices that will attract, retain and motivate executives, strengthen the link between pay and performance over the long term and drive long-term Unitholder value. The CGN Committee and the Board are committed to continuing to review and refine the executive compensation program on an ongoing basis to ensure that our pay practices achieve these goals and are consistent with best governance practices. We look forward to your continued support for Granite.

Yours truly,

Sheila A. Murray	Kelly Marshall
Chair, Compensation, Governance and Nominating Committee	Chairman

Granite REIT Inc.	Granite Real Estate Investment Trust Granite REIT Inc.

Notes:

(1)

This financial measure is not a standardized measure defined by IFRS financial measure and may not be comparable with similar measures presented by other issuers. For a description of FFO, see “– 2023 Compensation Elements – Short-Term Incentive Plan (STIP) – Kevan Gorrie, President and Chief Executive Officer”, and for a further discussion of FFO, see “– Cost of Management”, and for a further description of FFO and a reconciliation to net income, see “Non-IFRS Performance Measures”

and “Results of Operations – Operating Results – Funds From Operations and Adjusted Funds From Operations” in the MD&A. For a description of AFFO and a reconciliation to net income, see “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Funds From Operations and Adjusted Funds From Operations” in the MD&A. For a description of same-property net operating income, on a cash and constant currency basis, see the description of “Constant currency SPNOI – cash basis” (four quarter average) at “– 2023 Compensation Elements – Short-Term Incentive Plan (STIP) – Kevan Gorrie, President and Chief Executive Officer”, and for a further description of SPNOI – cash basis on a constant currency basis, and a reconciliation to net operating income, see the description of constant currency same property NOI – cash basis at “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Net Operating Income” in the MD&A. Each of the foregoing descriptions and reconciliations are incorporated herein by reference.

(2)

This financial measure is not a standardized ratio defined by IFRS and may not be comparable with similar measures presented by other issuers. For a description of AFFO payout ratio, see “Non-IFRS Performance Measures” in the MD&A. For a description of net leverage ratio, see “Non-IFRS Performance Measures” and “Liquidity and Capital Resources –Debt Structure” in the MD&A. Net debt-to-EBITDA is defined as net debt divided by Adjusted EBITDA. For a description of net debt, see “– 2023 Compensation Elements – Short-Term Incentive Plan (STIP) – Kevan Gorrie, President and Chief Executive Officer” and for a further description of net debt see “Non-IFRS Performance Measures” in the MD&A. For a description of Adjusted EBITDA, see “– 2023 Compensation Elements – Short-Term Incentive Plan (STIP) – Kevan Gorrie, President and Chief Executive Officer” and for a further description of Adjusted EBITDA, see “Non-IFRS Performance Measures” in the MD&A.

Named Executive Officers

This Compensation Discussion and Analysis outlines the compensation philosophy, policies and practices related to Granite’s NEOs. For 2023, Granite’s NEOs were:

Name	Position

Kevan Gorrie	President and Chief Executive Officer

Teresa Neto	Chief Financial Officer

Lorne Kumer	Executive Vice President, Head of Global Real Estate

Michael A. Ramparas	Executive Vice President, Global Real Estate and Head of Investments

Lawrence Clarfield	Executive Vice President, General Counsel and Corporate Secretary

Executive Compensation Objectives and Philosophy

Granite’s compensation plan is designed to attract, motivate and retain high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s business and strategic objectives. The key principles underlying Granite’s compensation philosophy are as follows:

Compensation, Governance and Nominating Committee

The CGN Committee is responsible for overseeing compensation for Granite’s Board and executive officers and making recommendations in respect thereof to the Board, consistent with Granite’s compensation philosophy and corporate governance objectives. During the period commencing January 1, 2023, the following directors have been members of the CGN Committee:

Name of Member	Independent (Yes/No)	Experience in Governance and Executive Compensation

Sheila A. Murray (Chair)(1)	Yes

Over 25 years of securities law experience including governance and regulatory compliance in the following roles:

●   Current Chair of the Board of Teck Resources;

●   Current member of the Management Resources and Compensation Committee of the Board of BCE Inc./Bell Canada;

●   Current Trustee of the Dean’s Council at Queen’s University Law School;

●   Former President and member of Board of TSX-listed CI Financial Corp.;

●   Former Partner at Blake, Cassels & Graydon LLP;

●   Past Chair of the Dean’s Council at Queen’s University Law School;

●   Former Executive Vice President, General Counsel and Secretary of CI Financial Corp.; and

●   Former professor with Queen’s University, Osgoode Hall and University of Toronto teaching securities regulation and corporate finance.

Remco Daal	Yes

Over 25 years in the management and governance of platforms in the real estate investment management and property management space for both private and institutional shareholders. As current President of Canadian Real Estate for one of the largest global real estate investment, operating and development companies, Mr. Daal’s expertise includes:

●   Significant experience in the recruitment, selection, and development of leadership teams within small and large-scale real estate platforms;

●   Extensive experience in the developing, communicating and implementing compensation plans within a real estate platform; and

●   Significant direct experience in the review of real estate executives against relevant market performance metrics and benchmarks.

Fern Grodner	Yes

Over 30 years of international corporate real estate and strategic leadership experience including corporate governance and compensation negotiations in the following roles:

●   Former Senior Manager Global Real Estate and Facilities–Amazon;

●  Former Senior Manager Global Real Estate–JDS Uniphase;

●  Former Vice President–Corporate Real Estate–Wachovia Bank; and

●  Former Board Member of CORENET Global Real Estate Organization

Kelly Marshall (Former member)(1)	Yes

Over 25 years of corporate finance and strategic leadership experience including the structuring and development of corporate governance and compensation management platforms in the following roles:

●   Former Managing Partner, Corporate Finance of TSX-listed Brookfield Asset Management; and

●   Former Executive Vice President of Strategic Partnerships at Ontario Municipal Employee Retirement System.

Jennifer Warren (Former member)(1)	Yes

Over 20 years of cross-border senior legal, governance and regulatory compliance experience in the following roles:

●   Former member of Risk and Audit Committee and Board of Directors of CIBC Mellon, a joint venture between CIBC and BNY Mellon;

●   Former Chair of Audit Committee and member of Board of Directors of Atlantic Trust, National Association, a US-based national trust bank; and

●   Former member of Risk, Audit and Corporate Governance Committees of Rogers Bank, a Schedule 1 Bank that is a wholly-owned subsidiary of Rogers Communications Inc.

Notes:

(1)	Effective June 8, 2023 Mr. Marshall and Ms. Warren resigned from the CGN Committee and Mr. Daal and Ms. Grodner were appointed to the CGN Committee.

Each CGN Committee member has the skills and diverse experience with respect to executive compensation to contribute to the CGN Committee’s achievement of its objectives and to help formulate its recommendations related to Granite’s compensation policies and practices. No member is an officer, employee or former officer or employee of Granite, and each member of the CGN Committee is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the NYSE.

The mandate of the CGN Committee is set out in its charter as described in “Statement of Corporate Governance Practices – Board Committees – CGN Committee of Granite GP”. The responsibilities of the CGN Committee with respect to compensation include:

●	at least annually, report to the Board concerning Granite’s approach to executive compensation;

●

periodically review and advise the Board (supported in the discretion of the CGN Committee, by internal or external resources) on (i) current trends in industry-wide compensation practices in Granite’s industry and such jurisdictions in which a material portion of its business is conducted, and (ii) how Granite’s compensation programs and practices compare to those of comparable issuers in the industry, and in discharging this responsibility, the CGN Committee shall take into account factors it deems appropriate from time to time, including Granite’s business strategy and whether the effects of the compensation program create risks that are reasonably likely to have a material adverse effect on Granite and its business;

●

review the recommendations of the CEO respecting annual compensation goals and objectives for Granite, and recommend to the Board for approval such goals and objectives and the annual achievement of such goals and objectives;

●	review and approve organizational goals and objectives relevant to the CEO’s compensation;

●

periodically evaluate the CEO’s performance in light of those organizational goals and objectives, and determine/make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

●	periodically review and make recommendations to the Board with respect to the CEO’s position description;

●

review the recommendations made by the CEO to the CGN Committee respecting the compensation and other terms of employment of the Chief Financial Officer and all other officers appointed by the Board and, if advisable, approve, with or without modifications, any such compensation and other terms of employment;

●	recommend to the Boards of Granite REIT and Granite GP the remuneration (fees and/or retainer) to be paid to and the benefits to be provided to trustees and directors;

●

review compensation disclosure before it is publicly disclosed, including disclosure of the process undertaken by the CGN Committee in its review and preparation of recommendations to the Board in respect of compensation;

●	review the terms and administration of Granite’s equity-based compensation plans and, if advisable, recommend plans and grants thereunder for approval of the Board;

●	review on a periodic basis the operation of compensation programs to determine whether they are properly coordinated and administered; and

●

review and assess the adequacy of the CGN Committee’s charter from time to time to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to the CGN Committee’s charter as are considered appropriate.

See also “Statement of Corporate Governance Practices – Board Committees – CGN Committee of Granite GP”.

Management of Risks Associated with Compensation Policies and Practices

In performing its duties, the CGN Committee considers the implications of the possible risks associated with Granite’s compensation policies and practices. This includes identifying any such policies or practices that may encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that could have a material adverse effect on Granite, and considering the possible risk implications of Granite’s compensation policies and practices and any proposed changes to them.

The CGN Committee annually reviews and assesses Granite’s compensation policies and practices in relation to such risks, including assessing such policies and practices in light of practices identified by the Canadian Securities Administrators as potentially encouraging executive officers to expose Granite to inappropriate or excessive risks. It is the CGN Committee’s view that Granite’s compensation policies and practices do not encourage inappropriate or excessive risk-taking.

The following chart outlines certain potential risks associated with Granite’s compensation policies and practices, as well as the characteristics of Granite’s compensation structure designed to mitigate these risks:

Type of Risk	Nature of Risk	Characteristics of Granite’s Compensation Program

Compensation Philosophy	Risk that executive compensation philosophy is inconsistent with the business model and strategy

Compensation mix is structured to meet the following objectives:

•  align employees’ financial interests with those of Unitholders;

•  link compensation to Granite’s short-term and long-term strategic objectives; and

•  ensure that a significant portion of executive compensation is “at-risk”.

Pay Mix	Risk that the pay mix encourages behaviour and short-term decision making that is inconsistent with Granite’s strategic long-term objectives

•  The variable elements of Granite’s compensation program include both short-term and long-term incentives.

•  Significant proportion of “at-risk” compensation to motivate executives and other employees of Granite to focus on both short-term and long-term results and performance criteria.

•  As a whole, the compensation elements are designed to achieve a balance in the mix of fixed and variable compensation, short-term and long-term incentives and cash versus equity.

•  Proportion of equity-based compensation increases with the executive’s level of responsibility.

•  A significant portion of executive pay is awarded in the Board’s discretion based on operational- and market- based metrics, achievement of organizational objectives and individual performance aligned with Granite’s strategic goals.

Performance Measures	Risk that performance measures are either: unachievable; or too easy to achieve

•  Each year, the CGN Committee reviews market compensation levels and also reviews and sets performance measures and targets for the STIP and for grants under the LTIP that are aligned with Granite’s annual budget and its strategic plan in accordance with the CGN Committee’s risk assessment to ensure such measures and targets continue to be relevant and total compensation is competitive.

•  Structure includes specific performance measures with achievable targets derived from Granite’s thorough budget approval process.

•  Based on a balanced approach designed to prevent an over-emphasis on a single performance measurement.

Additionally, the following measures have been implemented to avoid excessive or inappropriate risk taking:

●	STIP awards are directly tied to a mix of corporate and individual performance measures;

●	a substantial portion of executive compensation is in the form of long-term incentives which vest over time (generally a three-year period);

●	all trustees and directors and NEOs are subject to unit-ownership requirements;

●	the President and CEO is required to hold Stapled Units for a period of one year after he retires or resigns;

●

trustees, directors and employees are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of units held, as more particularly described below under “– Anti-Hedging Policy”; and

●	Granite has a compensation “claw-back” policy, as more particularly described below under “– Compensation Claw-Back Policy”.

Anti-Hedging Policy

Granite’s trustees, directors, officers and employees are prohibited under Granite’s Insider Trading and Blackout Policy from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the trustee, director or employee.

Compensation Claw-Back Policy

In connection with Granite’s compensation risk mitigation strategy, in 2019, Granite adopted a “claw-back policy” applicable to certain designated officers, including the President and CEO. In November 2023, the policy was revised to comply with applicable SEC and NYSE rules and regulations. The revised policy provides that Granite may require disgorgement of the annual cash incentive bonus or equity-based compensation awarded or granted to executive officers, including each NEO, in the event that Granite is required to publicly issue a restatement of its financial statements, due to material non-compliance with any financial reporting requirement under applicable securities laws.

President and CEO Stapled Unit Ownership Guidelines

Granite has adopted a guideline whereby within two years from Mr. Gorrie’s appointment as President and CEO on August 1, 2018, he is required to hold Stapled Units, deferred stapled units (i.e., RSUs or PSUs) or a combination thereof having an aggregate market value equal to at least three times his annual base salary as at the date upon which he asserts that he has complied with such requirement, unless permitted by the Board to do otherwise. Within the required two-year period, and as at March 31, 2024, Mr. Gorrie exceeded this requirement by holding a combination of stapled units, RSUs and PSUs having a market value in excess of twelve (12) times his base salary.

NEO Stapled Unit Ownership Guidelines

Granite has adopted a guideline whereby within three years from appointment as an NEO, each NEO is required to hold Stapled Units, deferred stapled units (i.e., RSUs or PSUs) or a combination thereof having an aggregate market value equal to at least one times their annual base salary as at the date upon which he or she asserts that he or she has complied with such requirement, unless permitted by the Board to do otherwise. Within the required three-year period, and as at March 31, 2024, each NEO exceeded this requirement by holding a combination of stapled units, RSUs and PSUs having a market value in excess of (i) in the case of Ms. Neto, six (6) times her base salary, (ii) in the case of Mr. Kumer, eight (8) times his base salary, (iii) in the case of Mr. Ramparas, six (6) times his base salary, and (iv) in the case of Mr. Clarfield, five (5) times his base salary.

President and CEO Post-Employment Ownership Guideline

Granite has adopted a guideline whereby the President and CEO is required to maintain a minimum ownership of Stapled Units having an aggregate market value equal to his annual base salary prior to his resignation or retirement for a period of one year following the date of his resignation or retirement, unless permitted by the Board to do otherwise.

Executive Compensation Review Process

The CGN Committee executes its mandate to oversee compensation for the Boards and executive officers and makes recommendations to the Board with respect to the same in consultation with Management and any independent compensation consultants that may be retained from time to time. The Board, however, makes the ultimate decisions with respect to compensation, following consideration of the CGN Committee’s recommendations.

With respect to overall organizational performance, the Board assesses Granite’s achievements relative to its strategic objectives. The Board also considers Granite’s performance against pre-established metrics described below. With respect to individual performance, the Board evaluates each executive officer’s performance in the areas of Granite’s business for which the executive is responsible, together with, but not limited to, risk management, leadership, teamwork and culture, and recognizes the individual’s key responsibilities and contributions toward Granite’s overall performance. The Board may exercise discretion in its annual review of performance.

Role of Management

The President and CEO together with other members of the Management team assist the CGN Committee in executing its duties by compiling information to be used by the CGN Committee in its determinations and reporting on historical compensation levels, methods of compensation, evidence of organizational and individual performance, and recent compensation trends and regulatory initiatives. The President and CEO also makes recommendations with respect to equity- based grants for eligible employees below the executive level.

The CGN Committee consults the President and CEO for input into its review of the performance of the other executive officers, which performance assessment affects both short-term and long-term incentive awards. Given the close working relationship between the President and CEO and the other executive officers, the CGN Committee believes the President and CEO’s assessment of the performance and contribution of the other executives is valuable. While the President and CEO may be invited to attend CGN Committee meetings, he is not present during in camera sessions of the CGN Committee or when the CGN Committee is considering his performance or compensation.

Compensation Consultants

From time to time the CGN Committee will engage an outside advisor that it determines to be necessary to permit it to carry out its duties. The CGN Committee is responsible for engaging compensation consultants and overseeing their work as necessary. Before retaining such an advisor, the CGN Committee considers the independence of such advisor. In 2023, the CGN Committee did not retain a compensation consultant but will be retaining one in 2024.

Compensation Peer Group

For 2023, the CGN Committee conducted a comparison of compensation practices by peer issuers in the real estate industry. The CGN Committee uses the full peer comparator group for pay benchmarking and compensation structuring and design purposes. The peer issuers for 2023 were selected based on several criteria and factors, including:

(a)	asset values and market capitalization, with the higher market capitalization of some issuers offsetting the fact that such issuers may not have the geographical complexities of Granite;

(b)

internally managed issuers, as the CGN Committee felt that externally managed issuers may not require similar levels of responsibility and effort of executive officers as an internally managed issuer; and

(c)	the nature of the issuers’ operations and their geographic footprint as well as their asset mix and other financial considerations.

Based on the above criteria the CGN Committee chose the following peer issuers for the purpose of its review, although the CGN Committee did not specifically identify a median or percentile for total compensation of Granite’s executives relative to the identified peers:

2023 Peer Comparator Group

• Allied Properties REIT	• Canadian Apartment Properties REIT	• Choice Properties REIT

• Crombie REIT	• CT REIT	• First Capital Real Estate Investment Trust

• H&R REIT	• Killam Apartment REIT	• RioCan REIT

• Summit Industrial Income REIT(1)

Notes:

(1)	On February 17, 2023, Summit Industrial Income REIT was acquired through a joint venture between GIC and Dream Industrial REIT.

The CGN Committee also considered certain factors that the Board believes make Granite unique in the Canadian REIT marketplace. The Board believes the following factors require Granite to have a Management team and board with specific skills, experience and expertise:

●

Granite’s global footprint with real estate operations in five countries, which offers opportunities for prospective growth, but also involves a tax, legal and cash management structure not typical of a Canadian REIT;

●	Granite’s stated objective of reducing its proportion of special purpose properties and manufacturing facilities and increasing the proportion of warehousing and distribution assets; and

●	Granite’s listing on the NYSE, requiring additional compliance requirements in governance, audit and investor relations.

Elements of Executive Compensation

Overview

As described in more detail below, Granite’s compensation program consists of the elements described in the following charts:

Component	Form	Performance Period	Objectives and Purpose
Base Salary	Cash	n/a	• Reflects level of responsibility and experience. • Competitiveness in the market.
STIP	Cash	Annual	• Recognizes and rewards performance. • Provides alignment with Granite’s performance. • Component of “at-risk” compensation.
LTIP	RSUs	Annual vesting over three-year vesting period	• Aligns compensation with increases in Unitholder value. • Promotes retention.
	PSUs	Three-year performance period

•  Aligns compensation with longer term strategic objectives and increases in Unitholder value.

•  Links payouts to Granite’s net asset value and Granite’s total return performance relative to total return of benchmark S&P/TSX Capped REIT Index.

•  Component of “at-risk” compensation.

The CGN Committee believes these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide competitive compensation, link a significant portion of Granite’s executives’ compensation to organizational objectives and individual performance (which induces and rewards behaviour that creates long-term value for Unitholders) and encourage retention with time-based vesting attached to long-term equity-based incentives. Over time, the CGN Committee has considered it appropriate to increase the proportion of total executive compensation that is composed of equity-based compensation. The CGN Committee considers each element independently of the other elements, and also reviews the totality of the elements to ensure an appropriate mix and level of compensation.

2023 Compensation Elements

Base Salary

The CGN Committee believes that the base salaries of Granite’s executives must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill, experience and overall performance of each executive, as well as internal equity considerations. Base salaries are reviewed annually by the CGN Committee. Increases to base salaries have been approved by the Board, on recommendation from the CGN Committee, from time to time as a result of (i) performance, (ii) changes in an executive’s duties and responsibilities, (iii) contributions to Granite’s overall performance, and (iv) competitive factors.

For 2023, the annualized base salaries for the NEOs currently employed by Granite are as follows:

NEO	2023 Base Salary	2022 Base Salary	Increase from 2022 (%)

Kevan Gorrie	$900,000	$900,000	0.0%

Teresa Neto	$468,135	$463,500	1.0%

Lorne Kumer	$468,135	$463,500	1.0%

Michael A. Ramparas	$434,300	$430,000	1.0%

Lawrence Clarfield	$388,850	$385,000	1.0%

Short-Term Incentive Plan (STIP)

Granite’s STIP consists of a performance-based annual cash bonus dependent upon the Board’s assessment of overall organizational and individual performance, as set out in further detail in the tables below. The assessment focuses in part on the specific performance metrics set out in the tables below, and in part on the executive’s performance in executing Granite’s strategy, with such assessment subject to the exercise of discretion by each of the CGN Committee and the Board.

Granite’s STIP is intended to incentivize executive performance and promote the alignment of personal compensation with the successful execution of key components of Granite’s strategy.

Payouts under Granite’s STIP are based on the following formula:

For 2023, the following tables reflect the corporate and individual performance measures and weightings for each NEO:

Kevan Gorrie, President and Chief Executive Officer

			2023 Performance Goals
Corporate Measure	Weight		Threshold	Target	Maximum	2023 Actual Performance	Calculated Performance Score
Modified AFFO(1) per Stapled Unit	70%	30%	$4.10	$4.24	$4.45	$4.34	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		20%	4.0%	5.8%	8.00%	6.2%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.8x	7.3x	6.8x	7.4x	Below Target
Strategic Initiatives:
Acquisitions, development and dispositions (absolute $)		20%	$0	$208 million	$750 million	$251 million	Exceeded Target
Employee engagement (overall “favourable” score)		5%	75.0%	80.0%	85.0%	86.0%	Exceeded Maximum
ESG+R objectives		15%		15%		22%
				Deploy remaining $132 million of Green Bond Proceeds		Deployed $295 million of Green Bond Proceeds	Exceeded Target
				GRESB score same or better than 2022		GRESB score increased by 6 points and public disclosure score increased by 13 points	Exceeded Target
				Achieve 15 MW of rooftop solar generation		Achieved 22.8MW of rooftop solar generation	Exceeded Target
				Invest 10% of maintenance capex in green projects		Invested 7.5% of maintenance capex in green projects	Below Target
				Achieve green building certifications for 30% of IPP portfolio		Achieved green building certifications for 43% of IPP portfolio	Exceeded Target
Corporate Target						Achieved 128% of Corporate Target

Individual Performance Measure	Weight	2023 Goals	2023 Actual Performance
Leadership; platform enhancement; strategy and capital allocation; corporate responsibility; communication; and stakeholder engagement	30%	Foster and maintain a positive and inclusive corporate environment	The CGN Committee considered these specific performance measures and determined that the President and CEO’s targets were met or exceeded in 2023.(5)
		Continue to enhance asset management & development capabilities in Europe & US
		Oversee strategy and effective allocation of capital by successfully executing on equity and debt financings to fund growth strategy
		Develop Granite’s 2022 (published in 2023) Corporate ESG+R Report, outlining specific-short and long-term performance targets and achieve ESG targets as outlined in the Corporate ESG+R Report and MD&A
		Effective communication and stakeholder engagement
Individual Target			Achieved 105% of Individual Target
Total Target	100%		Achieved STIP bonus of 121% of Target

Notes:

(1)

“Modified AFFO” is not a standardized measure defined by IFRS and may not be comparable to similar measures reported by other issuers. Modified AFFO is an internal measure of operating performance used by the CGN Committee. and the Board to measure organizational performance against pre-set targets. Granite calculates Modified AFFO from AFFO by excluding debt prepayment penalties and acceleration of financing costs on the refinancing of debt, as well as the annualized impact of any unbudgeted dispositions in the performance period, all adjusted on a constant currency basis. For a description of AFFO and a reconciliation to net income, see “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Funds From Operations and Adjusted Funds From Operations” in the MD&A, which description and reconciliation are incorporated by reference herein. For a reconciliation of Modified AFFO to net income attributable to stapled Unitholders, see “- Modified AFFO”.

(2)

“Constant currency SPNOI – cash basis” (four quarter average) is not a standardized measure defined by IFRS. Constant currency SPNOI – cash basis refers to the net operating income on a cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Constant currency SPNOI – cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. The Constant currency SPNOI – cash basis excludes the impact of foreign currency translation by converting the same property NOI – cash basis denominated in foreign currency in the respective periods at the current period average exchange rates. The performance measure represents the average of Constant currency SPNOI – cash basis for the four quarters of 2023. For a further description of Constant currency same property NOI – cash basis and a reconciliation to net operating income, see “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Net Operating Income” in the MD&A, which description and reconciliation are incorporated by reference herein.

(3)

“Net debt” is not a standardized measure defined by IFRS. Net debt subtracts cash and cash equivalents from total debt (representing the sum of all current and non-current debt, the net mark to market fair value of cross-currency interest rate swaps and lease obligations). For a further description of net debt and a reconciliation to total debt, see “Non-IFRS Performance Measures” and “Liquidity and Capital Resources – Debt Structure” in the MD&A, which description and reconciliation are incorporated by reference herein.

(4)

“Adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA)” is not a standardized measure defined by IFRS. Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains or losses on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. For a further description of Adjusted EBITDA and a reconciliation to net income, see “Non-IFRS Performance Measures” in the MD&A, which description and reconciliation are incorporated by reference herein.

(5)	See “– Other Considerations in Respect of STIP Awards” below.

Teresa Neto, Chief Financial Officer

			2023 Performance Goals
Corporate Measure	Weight		Threshold	Target	Maximum	2023 Actual Performance	Calculated Performance Score
Modified AFFO per Stapled Unit(1)	60%	30%	$4.10	$4.24	$4.45	$4.34	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		20%	4.0%	5.8%	8.00%	6.2%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.8x	7.3x	6.8x	7.4x	Below Target
Strategic Initiatives:
Acquisitions, development and dispositions (absolute $)		20%	$0	$208 million	$750 million	$251 million	Exceeded Target
Employee engagement (overall “favourable” score)		5%	75.0%	80.0%	85.0%	86.0%	Exceeded Maximum
ESG+R objectives		15%		15%		22%
				Deploy remaining $132 million of Green Bond Proceeds		Deployed $295 million of Green Bond Proceeds	Exceeded Target
				GRESB score same or better than 2022		GRESB score increased by 6 points and public disclosure score increased by 13 points	Exceeded Target
				Achieve 15 MW of rooftop solar generation		Achieved 22.8MW of rooftop solar generation	Exceeded Target
				Invest 10% of maintenance capex in green projects		Invested 7.5% of maintenance capex in green projects	Below Target
				Achieve green building certifications for 30% of IPP portfolio		Achieved green building certifications for 43% of IPP	Exceeded Target
Corporate Target						Achieved 128% of Corporate Target

Individual Performance Measure	Weight	2023 Goals	2023 Actual Performance
Leadership; enterprise resource planning; stakeholder engagement; sustainability; human resources; and information technology	40%	Capital markets – execute financing required to support Granite’s growth; active participation in marketing to equity and fixed income investors	The CGN Committee considered these specific performance measures and determined that the Chief Financial Officer’s targets were met or exceeded in 2023.(5)
		Drive back-office efficiencies and process improvements to create scalability in Granite’s business
		Manage cash general and administrative costs as a percentage of revenue
		Human resources initiatives – employee engagement survey, pay analysis and employee handbook updates
		IT initiatives – MS Teams calling implementation and cyber risk mitigation policies
		ESG+R reporting
		Staff Development
Individual Target			Achieved 150% of Individual Target
Total Target	100%		Achieved STIP bonus of 137% of Target

Notes:

(1)	See note (1) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Modified AFFO

(2)	See note (2) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Constant currency SPNOI – cash basis.

(3)	See note (3) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Net Debt.

(4)

See note (4) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Adjusted earnings before interest, income, taxes, depreciation and amortization (Adjusted EBITDA).

(5)	See “– Other Considerations in Respect of STIP Awards” below.

Lorne Kumer, Executive Vice President, Head of Global Real Estate

			2023 Performance Goals
Corporate Measure	Weight		Threshold	Target	Maximum	2023 Actual Performance	Calculated Performance Score
Modified AFFO per Stapled Unit(1)	60%	30%	$4.10	$4.24	$4.45	$4.34	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		20%	4.0%	5.8%	8.00%	6.2%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.8x	7.3x	6.8x	7.4x	Below Target
Strategic Initiatives:
Acquisitions, development and dispositions (absolute $)		20%	$0	$208 million	$750 million	$251 million	Exceeded Target
Employee engagement (overall “favourable” score)		5%	75.0%	80.0%	85.0%	86.0%	Exceeded Maximum
ESG+R objectives		15%		15%		22%
				Deploy remaining $132 million of Green Bond Proceeds		Deployed $295 million of Green Bond Proceeds	Exceeded Target
				GRESB score same or better than 2022		GRESB score increased by 6 points and public disclosure score increased by 13 points	Exceeded Target
				Achieve 15 MW of rooftop solar generation		Achieved 22.8MW of rooftop solar generation	Exceeded Target
				Invest 10% of maintenance capex in green projects		Invested 7.5% of maintenance capex in green projects	Below Target
				Achieve green building certifications for 30% of IPP portfolio		Achieved green building certifications for 43% of IPP portfolio	Exceeded Target

Corporate Target						Achieved 128% of Corporate Target

Individual Performance Measure	Weight	2023 Goals	2023 Actual Performance
Leadership; platform enhancements; asset management; stakeholder engagement; and sustainability	40%	Oversee and actively manage asset management, development, construction, leasing and property management	The CGN Committee considered these specific performance measures and determined that the Executive Vice President, Head of Global Real Estate’s targets were met or exceeded in 2023.(5)
		Maintain or enhance jurisdictional platforms to meet company demands
		Enhance capex management and tenant relations
		Oversight and participation in Granite’s ESG+R initiatives
		Active engagement with stakeholders
Individual Target			Achieved 150% of Individual Target
Total Target	100%		Achieved STIP bonus of 137% of Target

Notes:

(1)	See note (1) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Modified AFFO

(2)	See note (2) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Constant currency SPNOI – cash basis.

(3)	See note (3) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Net Debt.

(4)

See note (4) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Adjusted earnings before interest, income, taxes, depreciation and amortization (Adjusted EBITDA).

(5)	See “– Other Considerations in Respect of STIP Awards” below.

Michael A. Ramparas, Executive Vice President, Global Real Estate and Head of Investments

			2023 Performance Goals
Corporate Measure	Weight		Threshold	Target	Maximum	2023 Actual Performance	Calculated Performance Score
Modified AFFO(1) per Stapled Unit	60%	30%	$4.10	$4.24	$4.45	$4.34	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		20%	4.0%	5.8%	8.00%	6.2%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.8x	7.3x	6.8x	7.4x	Below Target
Strategic Initiatives:
Acquisitions, development and dispositions (absolute $)		20%	$0	$208 million	$750 million	$251 million	Exceeded Target
Employee engagement (overall “favourable” score)		5%	75.0%	80.0%	85.0%	86.0%	Exceeded Maximum
ESG+R objectives		15%		15%		22%
				Deploy remaining $132 million of Green Bond Proceeds		Deployed $295 million of Green Bond Proceeds	Exceeded Target
				GRESB score same or better than 2022		GRESB score increased by 6 points and public disclosure score increased by 13 points	Exceeded Target
				Achieve 15 MW of rooftop solar generation		Achieved 22.8MW of rooftop solar generation	Exceeded Target
				Invest 10% of maintenance capex in green projects		Invested 7.5% of maintenance capex in green projects	Below Target
				Achieve green building certifications for 30% of IPP portfolio		Achieved green building certifications for 43% of IPP portfolio	Exceeded Target
Corporate Target						Achieved 128% of Corporate Target

Individual Performance Measure	Weight	2023 Goals	2023 Actual Performance
Leadership; platform enhancements; capital allocation; stakeholder engagement; and sustainability	40%	Oversight of investments and capital allocation globally	The CGN Committee considered these specific performance measures and determined that the Executive Vice President, Global Real Estate and Head of Investment’s targets were met or exceeded in 2023.(5)
		Oversight and support asset management, development, leasing and valuation initiatives.
		Enhance organization and platform capabilities
		Active engagement with stakeholders
Individual Target			Achieved 161% of Individual Target
Total Target	100%		Achieved STIP bonus of 141% of Target

Notes:

(1)	See note (1) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Modified AFFO.

(2)	See note (2) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Constant currency SPNOI – cash basis.

(3)	See note (3) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Net Debt.

(4)

See note (4) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Adjusted earnings before interest, income, taxes, depreciation and amortization (Adjusted EBITDA).

(5)	See “– Other Considerations in Respect of STIP Awards” below.

Lawrence Clarfield, Executive Vice President, General Counsel and Corporate Secretary

			2023 Performance Goals
Corporate Measure	Weight		Threshold	Target	Maximum	2023 Actual Performance	Calculated Performance Score
Modified AFFO(1) per Stapled Unit	60%	30%	$4.10	$4.24	$4.45	$4.34	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		20%	4.0%	5.8%	8.00%	6.2%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.8x	7.3x	6.8x	7.4x	Below Target
Strategic Initiatives:
Acquisitions, development and dispositions (absolute $)		20%	$0	$208 million	$750 million	$251 million	Exceeded Target
Employee engagement (overall “favourable” score)		5%	75.0%	80.0%	85.0%	86.0%	Exceeded Maximum
ESG+R objectives		15%		15%		22%
				Deploy remaining $132 million of Green Bond Proceeds		Deployed $295 million of Green Bond Proceeds	Exceeded Target
				GRESB score same or better than 2022		GRESB score increased by 6 points and public disclosure score increased by 13 points	Exceeded Target
				Achieve 15 MW of rooftop solar generation		Achieved 22.8MW of rooftop solar generation	Exceeded Target
				Invest 10% of maintenance capex in green projects		Invested 7.5% of maintenance capex in green projects	Below Target
				Achieve green building certifications for 30% of IPP portfolio		Achieved green building certifications for 43% of IPP portfolio	Exceeded Target
Corporate Target						Achieved 128% of Corporate Target

Individual Performance Measure	Weight	2023 Goals	2023 Actual Performance
Leadership; corporate governance; legal; regulatory compliance; and sustainability	40%	Effective oversight of regulatory compliance and overall risk management	The CGN Committee considered these specific performance measures and determined that the Executive Vice President, General Counsel and Corporate Secretary’s targets were met or exceeded in 2023.(5)
		Provide effective governance support to management and the Board of Trustees
		Improve overall efficiency of legal department
		Support leasing, asset management, investments and developments
Individual Target			Achieved 151% of Individual Target
Total Target	100%		Achieved STIP bonus of 137% of Target

Notes:

(1)	See note (1) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Modified AFFO.

(2)	See note (2) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Constant currency SPNOI – cash basis.

(3)	See note (3) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Net Debt.

(4)

See note (4) in the table above under “– Kevan Gorrie, President and Chief Executive Officer” regarding Adjusted earnings before interest, income, taxes, depreciation and amortization (Adjusted EBITDA).

(5)	See “– Other Considerations in Respect of STIP Awards” below.

Modified AFFO

The reconciliation of net income attributable to Unitholders to Modified AFFO for the year ended December 31, 2023 is presented below:

(in millions, except per unit information)	Year ended December 31, 2023
Net income attributed to Unitholders	$136.7
Add (deduct):
Fair value losses on investment properties, net	$172.7
Fair value (losses) on financial instruments	17.3
Loss on sale of investment properties	1.5
Deferred tax (recovery)	(16.2)
Fair value remeasurement relating to the Executive Deferred Stapled Unit Plan	3.1
Fair value remeasurement relating to the Non-Employee Directors Deferred Stapled Unit Plan	0.8
Maintenance or improvement capital expenditures incurred	(7.7)
Leasing costs incurred	(4.1)
Tenant allowances incurred	(6.5)
Tenant incentive amortization	4.4
Straight-line rent amortization	(16.7)
Non-controlling interests relating to the above	2.1
AFFO	$287.4

Add (deduct):
Net operating income of dispositions not included in 2023 Budget	0.5
Adjustment to US dollar-based AFFO to reflect the Canadian dollar to US dollar exchange rate of the 2023 Budget	(2.3)
Adjustment to Euro-based AFFO to reflect the Canadian dollar to Euro exchange rate of the 2023 Budget	(8.3)
Modified AFFO	$277.4

Per unit amount:
Diluted Modified AFFO per Stapled Unit	$4.34
Diluted weighted average number of Stapled Units	63.9

STIP RSU Program

Under a program introduced in 2022, all employees, including NEOs, may choose to receive up to 50% of their annual STIP bonus in RSUs, which are governed by the Executive Deferred Stapled Unit Plan, instead of in cash. To the extent that an employee makes such an election, Granite will make an additional RSU grant to the employee in an amount equal to 25% of the STIP amount received in RSUs. Such RSUs will vest over the three-calendar year period following the date of grant, with 1/3 of the RSUs (and any distribution-equivalent RSU grants thereon) being settled in December of each year. Vested RSUs will be settled by the issuance of a corresponding number of Stapled Units or the payment of cash equal to the market value of such number of Stapled Units. This voluntary program is intended to provide all employees, including NEOs, with the opportunity to increase their ownership of Stapled Units, thereby further aligning their interests with those of Unitholders. In 2023, 52% of eligible employees participated in the program. For a description of the Executive Deferred Stapled Unit Plan under which the RSUs are awarded, please see “- Equity Compensation Plan Information”.

Other Considerations in Respect of STIP Awards

In addition to the performance measurement categories noted above, the Board considered each NEO’s contribution to the overall performance of Granite in 2023 including the role of such NEO in the achievement of the factors discussed under “– Long-Term Incentive Plan (LTIP)”.

STIP – Summary Table

The following table summarizes the STIP award made to each NEO for 2023:

Executive	2023 Potential STIP Award (as a% of Base Salary)			2023 Actual STIP Award(1)
	Minimum	Target	Maximum	$Value	% of Base Salary	% of Target

Kevan Gorrie	0%	100%	200%	$1,089,900	121%	121%

Teresa Neto	0%	75%	150%	$480,000	103%	137%

Lorne Kumer	0%	75%	150%	$480,000	103%	137%

Michael A. Ramparas	0%	75%	150%	$460,000	106%	141%

Lawrence Clarfield	0%	75%	150%	$400,000	103%	137%

Notes:

(1)	See “– Other Considerations in Respect of STIP Awards” above.

Long-Term Incentive Plan (LTIP)

Granite’s LTIP is designed to achieve the following objectives:

(i)	align employees’ financial interests with those of Unitholders, as the value of the awards are directly tied to Granite’s Stapled Unit price;

(ii)	promote the long-term retention of key employees, through multi-year vesting; and

(iii)	link compensation to long-term performance.

Under the LTIP program, executives receive annual awards of RSUs and PSUs on the basis of a percentage of base salary. This program is intended to retain executives and induce and reward behaviour that creates long-term value for Unitholders by aligning the interests of executives with those of Unitholders. Granite’s executive compensation program is designed to remain competitive with market practices for senior executives. The program is intended to align executive compensation with Granite’s financial and operational performance by utilizing a high percentage of at-risk compensation and providing a significant portion of executive compensation in the form of LTIP awards tied to Granite’s longer-term objectives and performance. For 2023, based on the terms of the applicable employment agreement for each NEO, the annual LTIP grant levels and mix of RSUs and PSUs is as follows:

Executive	LTIP Grant (% of salary)	LTIP Mix
		Portion in RSUs	Portion in PSUs

Kevan Gorrie	115%	30%	70%

Teresa Neto	95%	37%	63%

Lorne Kumer	95%	37%	63%

Michael A. Ramparas	95%	37%	63%

Lawrence Clarfield	95%	37%	63%

Summary of RSUs and PSUs

The chart below summarizes the key features of the RSUs and PSUs granted to NEOs and other senior employees in 2023:

Key Features	RSUs	PSUs

Vesting Schedule	Annual vesting over three-year period

Cliff vesting (upon the approval by the Boards of Granite’s annual financial statements for the third calendar year following the date of grant, subject to achievement relative to performance measures, as specified below).

Grant/Award Determination	Grant amounts are provided for in each NEO’s employment agreement as a specified percentage of base salary.

Performance Multiplier	None	Payouts can range from 0 – 200% of the target award value, based on achievement of set performance measures.

Performance Measurement	None

1) 50% – Granite’s Total Unitholder Return relative to the S&P/TSX Capped REIT Index over three years; and 2) 50% – Granite’s NAV relative to NAV target established at time of grant, both as more particularly described below under “PSU Awards”.

Distributions	Units accrue credit for distributions

RSU Awards

The future value of the RSU awards tracks the value of Granite’s Stapled Units and the RSU awards generally do not fully vest until the conclusion of three years following the grant date. For a description of the Executive Deferred Stapled Unit Plan under which the RSUs are awarded, please see “– Equity Compensation Plan Information”.

The following table sets out the RSUs granted to each NEO for 2023:

Executive	RSU Grant Date Fair Value(1)(2)	Number of RSUs Awarded(2)
Kevan Gorrie	$315,000	4,573
Teresa Neto	$163,847	2,379
Lorne Kumer	$163,847	2,379
Michael A. Ramparas	$152,005	2,207
Lawrence Clarfield	$136,098	1,976

Notes:

(1)

The grant date fair value of an RSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the RSU. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants.

(2)	Excludes RSU grants awarded under the STIP RSU Program as set out in the “STIP RSU Program”.

PSU Awards

For 2023, Granite granted PSUs to each NEO in accordance with the provisions of Granite’s Executive Deferred Stapled Unit Plan. For a description of the Executive Deferred Stapled Unit Plan under which the PSUs are awarded, please see “– Equity Compensation Plan Information”.

Such PSUs represent the right to receive, as determined by the CGN Committee, either Stapled Units (including accrued distribution equivalents) or a cash payment having an equivalent market value to the Stapled Units subject to the award when such PSUs vest in 2026 on the date on which the Board approves Granite’s 2025 annual financial statements, in each case after taking into account the applicable performance multiplier. A performance multiplier of 0% to 200% of the target will be applied to determine the final number of vested PSUs. Such performance multiplier will be the average of two separate multipliers determined by reference to two metrics, weighted equally and calculated on a per Stapled Unit basis, as follows:

●

Total Unitholder return (“TUR”) of Granite vs. total unitholder return of the S&P/TSX Capped REIT Index: 50% weighting will be given to Granite’s TUR compared to the TUR achieved by the constituents of the S&P/TSX Capped REIT Index (or its successor in the event S&P/TSX revises the Index) for the period commencing on the grant date and ending December 31, 2025.

o	This multiplier will be based on Granite’s total return percentile ranking within the constituents of the S&P/TSX Capped REIT Index and calculated as follows:

Percentile	< 25th percentile	≥ 25th percentile or ≤ 75th percentile	> 75th percentile
Multiplier in respect of the TUR test	0%	0% to 200% (calculated linearly)	200%

●

Net Asset Value: 50% weighting will be given to Granite’s NAV at vesting compared to a target NAV of $105.36 per Stapled Unit less aggregate current income tax paid or payable per Stapled Unit on asset sales during the vesting period (the “Target NAV”).

o	This multiplier is calculated as follows:

Achievement	< Threshold(1)	≥ Threshold (1) or < Maximum(2)	≥ Maximum(2)
Multiplier in respect of the NAV test	0%	0% to 200% (calculated linearly)	200%

Notes:

(1)

“Threshold” means an actual NAV figure of 90% of the Target NAV. In the event Granite elects to declare a special distribution in certain circumstances, the NAV per unit shall be adjusted by any cash component of such special distribution.

(2)

“Maximum” means an actual NAV figure of 110% of the Target NAV. In the event Granite elects to declare a special distribution in certain circumstances, the NAV per unit shall be adjusted by any cash component of such special distribution.

The following table sets out the PSUs granted to each NEO for 2023:

Executive	PSU Grant Date Fair Value(1)	Number of Units Awarded	Vesting Date
Kevan Gorrie	$720,000	10,452	The date in 2026 on which the Board approves Granite’s 2025 annual financial statements.
Teresa Neto	$280,881	4,078
Lorne Kumer	$280,881	4,078
Michael A. Ramparas	$260,580	3,783
Lawrence Clarfield	$233,310	3,387

Notes:

(1)

The grant date fair value of a PSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the PSU. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants.

Perquisites and Other Benefits

Perquisites and other benefits do not represent a significant portion of the overall compensation of Granite’s executives. The perquisites provided to the executives in 2023 included health benefits and other limited, customary executive perquisites.

Employment Agreements

Each NEO currently employed by Granite is party to an employment agreement with Granite. Each such employment agreement establishes the NEO’s base salary and right to participate in Granite’s STIP, LTIP and benefit programs and provides for certain payments and benefits on their involuntary termination without cause.

Each such NEO is required by their employment agreement not to solicit employees of Granite and certain other individuals for 12 months following the termination of their employment. Pursuant to their employment agreements, all NEOs are also required to maintain the confidentiality of Granite’s confidential information. The employment agreement of each NEO also restricts the NEO from engaging in certain activities that would be competitive with Granite’s business for a period of six months after the end of their active employment with Granite.

For amounts payable to NEOs on a change of control or the termination of their employment, see “-Change of Control and Termination Provisions”.

Cost of Management

The following table shows Granite’s cost of management ratios, representing the total of all compensation paid or awarded to the NEOs (including the President and CEO) as reflected in the Summary Compensation Table in Granite’s Circular in respect of each indicated year, expressed as a percentage of both Granite’s FFO and market capitalization.

Cost of Management, $ millions		2023	2022	2021

Total CEO compensation	A	3.0	3.1	2.9

Total NEO compensation	B	8.5	8.5	8.0

FFO(1)	C	317.6	289.3	251.3

Market capitalization as of December 31(2)	D	4,832.8	4,400.9	6,924.2

CEO Compensation:

Cost of management ratio (based on FFO)	A/C	0.95%	1.06%	1.13%

Cost of management ratio (based on market capitalization)	A/D	0.06%	0.07%	0.04%

NEO Compensation:(3)

Cost of management ratio (based on FFO)	B/C	2.66%	2.94%	3.18%

Cost of management ratio (based on market capitalization)	B/D	0.18%	0.19%	0.12%

Notes:

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Figures disclosed by Granite’s peer group represent FFO as reported by such issuers; however, since non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers, and each issuer may calculate FFO differently. Granite calculates FFO as net income attributable to stapled Unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. Granite’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada guidance on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 and as subsequently amended. Granite considers FFO to be a meaningful supplemental measure that can be used to determine Granite REIT’s ability to service debt, fund capital expenditures and provide distributions to stapled Unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure. FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS. For a further description of FFO and a quantitative reconciliation to net income, see Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position for the years ended December 31, 2023, 2022 and 2021.

(2)	Represents the total number of outstanding Stapled Units multiplied by the closing price of the Stapled Units on the TSX as at December 31 of each year.

(3)

NEO compensation for 2021-2023 includes compensation for Michael A. Ramparas, who was appointed EVP, Global Real Estate and Head of Investments on January 1, 2021 and Lawrence Clarfield, who was appointed EVP, General Counsel and Corporate Secretary on January 1, 2022.

President and CEO Compensation – Look-Back Table

A primary objective of Granite’s compensation program is to align executive compensation with the financial interests of Unitholders. The following chart compares the grant date value of compensation awarded to the President and CEO with the actual value realized (or realizable) in respect of such compensation. The chart also compares the compensation earned by the President and CEO from January 1, 2019 to December 31, 2023 to the total cumulative Unitholder return over the same period.

			Value of $100
Year	Total Direct Compensation Awarded(1)	Actual Total Compensation Realized or Realizable as at December 31, 2023(2)	Period	President & Chief Executive Officer(3)	Unitholder Return(4)

2019	$2,877,840	$5,366,012	January 1, 2019 – December 31, 2023	$186	$175

2020	$3,114,400	$4,397,473	January 1, 2020 – December 31, 2023	$141	$135

2021	$2,850,400	$2,956,615	January 1, 2021 – December 31, 2023	$104	$110

2022	$3,076,200	$2,855,709	January 1, 2022 – December 31, 2023	$93	$78

2023	$3,024,900	$3,180,588	January 1, 2023 – December 31, 2023	$105	$115

			Average	$126	$123

Notes:

(1)	Includes salary, short-term cash incentive payments, and long-term incentive compensation awarded during the period indicated (as reflected in the Summary Compensation Table).

(2)

Actual compensation realized (or realizable) includes base salary, short-term cash incentive payments, the value of RSUs and PSUs, plus the accumulated re-invested distributions applicable, and in the case of PSUs, reflects the performance factor applicable, that vested in respect of grants received in the period indicated, and the fair value of unvested RSUs and PSUs outstanding relating to the grants received in respect of the period indicated, plus the accumulated re-invested distribution applicable. Fair value has been determined by multiplying the outstanding RSUs and PSUs with the closing price of the Units as at December 31, 2023 of $76.28. The outstanding unvested PSUs are included at a multiple of one times.

(3)	Represents the actual value realized (or realizable) as at December 31, 2023 for each $100 awarded to the CEO in total direct compensation during the respective period indicated.

(4)	Represents the cumulative value as at December 31, 2023 of a $100 investment in Units made on the first day of the period indicated, assuming the reinvestment of distributions.

Performance Graph

The following graph compares the total cumulative Unitholder return for the period from December 31, 2018 to December 31, 2023 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped REIT Index for such period.

Cumulative Total Returns

Value of $100.00 Invested on December 31, 2018

Fiscal Period End	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023

Granite REIT Stapled Units(1)	$100.00	$129.65	$159.45	$223.45	$152.14	$175.21

S&P/TSX Composite Index(1)	$100.00	$122.89	$129.78	$162.42	$153.08	$171.18

S&P/TSX Capped REIT Index(1)	$100.00	$122.79	$106.72	$144.20	$119.66	$122.80

Notes:

(1)	Values herein represent total return with dividends and distributions reinvested.

The trends identified by the performance graph above show a strong cumulative Unitholder return since December 31, 2018 and that the Stapled Units have significantly outperformed the total returns of the S&P/TSX Composite Index and the S&P/TSX Capped REIT Index during that period. The total cumulative return from December 31, 2018 to December 31, 2023 for $100.00 invested in Stapled Units was $175.21, compared to $171.18 for the S&P/TSX Composite Index and $122.80 for the S&P/TSX Capped REIT Index.

Between January 1, 2019 and December 31, 2023, the total cumulative return to Unitholders per $100.00 invested, as a percentage, has been significantly greater than the percentage increase in average compensation paid to NEOs in 2023 as compared to 2019. As noted above, Granite’s compensation philosophy is in part intended to align executive interests with those of Unitholders by emphasizing “at-risk” compensation tied to Granite’s Stapled Unit price. Part of the total compensation for all NEOs has been paid in RSUs and, beginning in 2018 for the President and CEO, and in 2019 for all other NEOs, PSUs. These types of compensation provide a direct alignment of Management and Unitholder interests. Furthermore, one of the metrics used in the calculation of the payout value of the PSUs (and, previously, in the determination of payments under the STIP) has been Granite’s TUR in a given period compared to the total return of the S&P/TSX Capped REIT Index over the same period.

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2023, 2022 and 2021 by each of Granite’s NEOs.

	Year	Salary ($)	Share-Based Awards ($)(1)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)(3)	All Other Compensation ($)(4)	Total Compensation ($)
Name and Principal Position					Annual Incentive Plans(2)	Long- Term Incentive Plans

Kevan Gorrie President and Chief Executive Officer	2023	900,000	1,035,000	—	1,089,900	—	—	—	3,024,900
	2022	900,000	1,035,000	—	1,141,200	—	—	—	3,076,200
	2021	800,000	920,000	—	1,130,400	—	—	—	2,850,400

Teresa Neto Chief Financial Officer	2023	468,135	504,728	—	480,000	—	—	12,333	1,465,197
	2022	463,500	471,575	—	500,000	—	—	13,905	1,448,980
	2021	450,000	459,250	—	508,000	—	—	9,278	1,426,528

Lorne Kumer Executive Vice President, Head of Global Real Estate	2023	468,135	468,728	—	480,000	—	—	10,260	1,427,124
	2022	463,500	447,825	—	500,000	—	—	13,905	1,425,230
	2021	450,000	452,900	—	508,000	—	—	9,278	1,420,178
Michael A. Ramparas Executive Vice President, Global Real Estate and Head of Investments	2023	434,300	458,585	—	460,000	—	—	6,514	1,359,400
	2022	430,000	444,125	—	475,000	—	—	12,900	1,362,025
	2021	410,000	425,125	—	475,000	—	—	9,276	1,319,401
Lawrence Clarfield Executive Vice President, General Counsel and Corporate Secretary	2023	388,850	384,408	—	400,000	—	—	11,665	1,184,923
	2022	385,000	381,125	—	410,000	—	—	11,550	1,187,675
	2021	350,000	282,813	—	325,000	—	—	9,277	967,090

Notes:

(1)

Share-based awards represent grants of RSUs and PSUs under the Executive Deferred Stapled Unit Plan, as determined by the Board. The grant date fair value of an RSU and a PSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the RSU or PSU. The Executive Deferred Stapled Unit Plan provides for the accrual of distribution-equivalent amounts based on distributions paid on the Stapled Units. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants. See “– Long-Term Incentive Plan (LTIP)”. Under a program introduced in 2022, NEOs may choose to receive up to 50% of their annual STIP bonus in RSUs instead of in cash. To the extent that a NEO makes such an election, Granite will make an additional RSU grant in an amount equal to 25% of the STIP amount received in RSUs. As a result of elections by Granite’s NEOs under this program, Granite made additional RSU grants to Granite’s NEOs in the following amounts for 2023: to Mr. Gorrie, $nil (0% of 2023 STIP bonus); Ms. Neto, $60,000 (12.50% of 2023 STIP bonus); Mr. Kumer, $24,000 (5.00% of 2023 STIP bonus); Mr. Ramparas, $46,000 (10.0% of 2023 STIP bonus); and Mr. Clarfield, $15,000 (3.75% of 2023 STIP bonus); and in the following amounts for 2022: to Mr. Gorrie, $nil; Ms. Neto, $31,250 (6.25% of 2022 STIP bonus); Mr. Kumer, $7,500 (1.5% of 2022 STIP bonus); Mr. Ramparas, $35,625 (7.5% of 2022 STIP bonus) and Mr. Clarfield, $15,375 (3.75% of 2022 STIP bonus). These additional RSU amounts are included in the figures shown in this column.

(2)

Generally, each NEO is awarded an annual cash bonus based on Granite’s compensation practices and policies, as described above under “– Short-Term Incentive Plan (STIP)”. Cash bonuses relating to performance during 2023 were paid as a lump sum in the first quarter of 2024. Under a program introduced in 2022, executives may choose to receive up to 50% of their annual STIP bonus in RSUs. In respect of the 2023 STIP and the 2022 STIP, Granite’s NEOs elected to receive, in lieu of cash in the following specified amounts and percentages, additional RSUs under the Executive Deferred Stapled Unit Plan for 2023: to Mr. Gorrie, $nil (0% of 2023 STIP bonus); Ms. Neto, $240,000 (50.0% of 2023 STIP bonus); Mr. Kumer, $96,000 (20% of 2023 STIP bonus); Mr. Ramparas, $184,000 (40% of 2023 STIP bonus); and Mr. Clarfield, $60,000 (15% of 2023 STIP bonus); and in the following amounts for 2022: Mr. Gorrie, $nil (0% of 2022 STIP bonus); Ms. Neto, $125,000 (25% of 2022 STIP bonus); Mr. Kumer, $30,000 (6% of 2022 STIP bonus); Mr. Ramparas, $142,500 (30% of 2022 STIP bonus) and Mr. Clarfield, $61,500 (15% of 2022 STIP bonus). These RSU amounts are not included in the figures shown in the “Share-Based Awards” column above, which represent amounts that are required to be paid in RSUs or PSUs pursuant to Granite’s executive compensation program.

(3)

None of the NEOs participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with, retirement.

(4)

Perquisites and other personal benefits for each NEO did not exceed the lesser of $50,000 or 10% of their respective total annual salary during 2021, 2022 or 2023. For Ms. Neto, Mr. Kumer, Mr. Ramparas and for Mr. Clarfield, the amounts reflect Granite’s contribution towards the NEO’s registered retirement savings plan.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table provides information regarding the incentive plan awards outstanding as of December 31, 2023 for each NEO. There are no option-based awards outstanding as of December 31, 2023 for NEOs.

Name	Number of Shares or Units of Shares that Have Not Vested (#)(1)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(2)

Kevan Gorrie President and Chief Executive Officer	35,622	$2,709,969	—

Teresa Neto Chief Financial Officer	17,158	$1,305,307	—

Lorne Kumer Executive Vice President, Head of Global Real Estate	16,056	$1,221,471	—

Michael A. Ramparas Executive Vice President, Global Real Estate and Head of Investments	16,230	$1,234,709	—

Lawrence Clarfield Executive Vice President, General Counsel and Corporate Secretary	12,458	$947,751	—

Notes:

(1)

The numbers in this column represent entitlements under the Executive Deferred Stapled Unit Plan and include share- based awards that were received as distribution equivalents payable on share-based awards. References to “shares” should be read as references to “Stapled Units”.

(2)

The indicated value is calculated, in Canadian dollars, by multiplying the five-day volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding December 31, 2023, which was $76.0757, by the applicable number of RSUs and PSUs. Subject to blackout restrictions, vested RSUs and PSUs are generally settled within 60 days.

Value Vested or Earned During the Year

The following table provides information regarding all option-based or share-based awards that have vested, and all non-equity incentive plan compensation earned, during the financial year ended December 31, 2023.

Name	Option-based awards- Value vested during the year ($)(1)	Share-based awards- Value vested during the year ($)(2)	Non-equity incentive plan compensation-Value vested during the year ($)(3)

Kevan Gorrie President and Chief Executive Officer	—	2,138,848	1,089,900

Teresa Neto Chief Financial Officer	—	726,283	480,000

Lorne Kumer Executive Vice President, Head of Global Real Estate	—	716,822	480,000

Michael A. Ramparas Executive Vice President, Global Real Estate and Head of Investments	—	526,404	460,000

Lawrence Clarfield Executive Vice President, General Counsel and Corporate Secretary	—	452,133	400,000

Notes:

(1)	No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan.

(2)

The indicated value is calculated, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the vesting date of the RSUs and PSUs by the number of vested RSUs and PSUs. In 2023, PSUs vested as set out in the “Payout of 2020 PSU Awards” table below.

(3)	These are the same amounts as disclosed under the “Annual Incentive Plans” column in the Summary Compensation Table above.

Payout of 2020 PSU awards

The following tables provide information regarding all PSUs that have vested, during the financial year ended December 31, 2023:

January 2020 Award

The 2020 PSU grant for the performance period of January 1, 2020 to December 31, 2022 was paid out on March 23, 2023. The NEO received a total payout of 200% on the award. The table below shows the difference between the actual payout value and the target grant value for the NEO.

Notes:

(1)

The market share price of a PSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the vesting date of the PSUs multiplied by the number of vested PSUs.

How we calculated the performance factor for the January 2020 Grant

The PSU performance factor for the period from January 1, 2020 to December 31, 2022 is 200%, as shown in the table below. The payout value has been calculated in accordance with the terms of the Executive Deferred Stapled Unit Plan and the 2020 PSU award agreement.

PSU performance measures	Threshold	Target (100%)	Maximum (200%)	PSU Result	Weighting	PSU performance factor

3-year TUR compared to S&P/TSX Capped REIT Index	<25th percentile	50th percentile	>75th percentile	TUR 17.35% >75th percentile	50%	200%

Net Asset Value (NAV) per Unit	90% of target	$71.00per unit	110% of target	$95.68 per unit	50%	200%

PSU performance factor	200%

Change of Control and Termination Provisions

The employment agreements entered into with each NEO contain the termination and change in control benefits that are summarized below. For a table setting out the estimated termination and change of control payments that would be payable by Granite if the triggering event occurred on December 31, 2023, see “– Summary of Change of Control and Termination Benefits” below. See also “– Employment Agreements” for more details.

Change of Control Benefits

The change of control provisions in the employment agreement for Mr. Gorrie provide that if Granite terminates Mr. Gorrie’s employment without just cause following a “Change in Control” (generally defined as (i) the acquisition of more than 50% of the equity securities of Granite by a third-party, (ii) the sale of all or substantially all of the assets of Granite to a third-party, (iii) the receipt of all necessary approvals to authorize the dissolution and liquidation of Granite, or (iv) in connection with a contested election of directors, persons who were directors of Granite before such election ceasing to constitute a majority of the Board), then he will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of his employment; a STIP award, based on his target STIP award, on a pro rata basis up to the last day of his employment; and a payment equal to 24 months’ compensation. “Compensation”, for the purpose of the prior sentence, means (a) Mr. Gorrie’s base salary; (b) the greater of (x) his STIP award in respect of the most recent year, and (y) the average of his STIP awards in respect of the most recent two completed years; and (c) the regular annual LTIP award provided for in Mr. Gorrie’s employment agreement (calculated, in respect of PSUs, at 100%, i.e., without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in Mr. Gorrie’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

The change of control provisions in the employment agreements for Ms. Neto and Messrs. Kumer, Ramparas and Clarfield provide that if Granite terminates the NEO’s employment without just cause following a “Change in Control” (generally defined as (i) the acquisition of more than 50% of the equity securities of Granite by a third-party, (ii) the sale of all or substantially all of the assets of Granite to a third-party, or (iii) an event that the Board determines to be a change in control), then such NEO will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of such NEO’s employment; a STIP award, based on such NEO’s target STIP award (or in the case of Messrs. Ramparas and Clarfield not less than 50% of his base salary), on a pro rata basis up to the last day of such NEO’s employment; and a payment equal to 18 months’ compensation in the case of Ms. Neto, 24 months’ compensation in the case of Mr. Kumer, 18 months’ compensation in the case of Mr. Ramparas and 18 months’ compensation in the case of Mr. Clarfield. “Compensation”, for the purpose of the prior sentence, means (a) such NEO’s base salary; (b) a STIP award equal the greater of (x) the NEO’s STIP award in respect of the most recent year, and (y) the average of the NEO’s STIP awards in respect of the most recent two completed years; and (c) the regular annual LTIP award provided for in such NEO’s employment agreement (calculated, in respect of PSUs, at 100%, i.e., without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the NEO’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

Termination Benefits

Upon any termination of Mr. Gorrie’s employment, his employment agreement provides that he is entitled to receive his base salary, medical and other benefits, expenses and accrued vacation up to the last day of his employment.

Mr. Gorrie’s employment agreement provides that Mr. Gorrie may resign, or his employment may be terminated by Granite for just cause, without any additional payments or benefits, other than the foregoing. If Mr. Gorrie terminates his employment for “good reason”, or if Granite terminates his employment without cause or because of a disability that has caused him to be unable to fulfil his duties, Mr. Gorrie would be entitled to receive a STIP award, based on his target STIP award, on a pro rata basis up to the last day of his employment, as well as a payment equal to 24 months’ compensation. “Compensation”, for the purpose of the prior sentence, means (a) Mr. Gorrie’s base salary; (b) the greater of (x) his STIP award in respect of the most recent year, and (y) the average of this STIP awards in respect of the most recent two completed years; and (c) the regular annual LTIP award provided for in Mr. Gorrie’s employment agreement (calculated, in respect of PSUs, at 100%, i.e., without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that (a) in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested; and (b) in the case of termination because of the occurrence of a disability, any outstanding RSUs issued as a signing bonus will vest on a pro rata basis, calculated with regard to the period of time between the date on which such RSUs most recently vested and the last day of employment. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the executive’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

For purposes of Mr. Gorrie’s employment agreement, “good reason” means the occurrence of any of the following: (i) the assignment to Mr. Gorrie of any duties materially inconsistent with Mr. Gorrie’s position, duties and responsibilities with Granite, except in connection with the termination of Mr. Gorrie’s employment for just cause; (ii) any material reduction in Mr. Gorrie’s base salary, benefits or perquisites; (iii) a material reduction in Mr. Gorrie’s ability to earn incentive compensation or bonuses, excluding a reduction caused by the failure of Mr. Gorrie to meet incentive compensation targets or goals, and except where Granite provides a comparable form of remuneration; (iv) the location of Granite’s facilities where Mr. Gorrie is based is relocated more than 100 kilometers from its current location and more than 100 kilometers from Mr. Gorrie’s current residence; (v) Mr. Gorrie is no longer reporting to the Board or is not nominated for election as a director at any annual general meeting of shareholders of Granite GP; and (vi) the removal of duties from Mr. Gorrie in his capacity as CEO which are inconsistent with the duties of a CEO of a public real estate investment trust.

Upon any termination of Ms. Neto’s, or Messrs. Kumer’s, Ramparas’ or Clarfield’s employment, their respective employment agreements provide that they are entitled to receive their base salary, medical and other benefits, expenses and accrued vacation up to the last day of their employment.

The employment agreements of each of Ms. Neto, and Messrs. Kumer, Ramparas and Clarfield provide that they may resign, or their employment may be terminated by Granite for just cause, without any additional payments or benefits, other than the foregoing. If Ms. Neto, or Messrs. Kumer, Ramparas or Clarfield terminate their employment for “good reason”, or if Granite terminates their employment without cause or because of a disability that has caused them to be unable to fulfil their respective duties, then such NEO will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of their employment; a STIP award, based on such NEO’s target STIP award, on a pro rata basis up to the last day of their employment; and a payment equal to 18 months’ compensation in the case of Ms. Neto, 24 months’ compensation in the case of Mr. Kumer, 18 months’ compensation in the case of Mr. Ramparas and 18 months’ compensation in the case of Mr. Clarfield. “Compensation”, for the purpose of the prior sentence, means (a) such NEO’s base salary; (b) a STIP award equal to the greater of (x) the NEO’s STIP in respect of the most recent year, and (y) the average of the NEO’s STIP awards in respect of the most recent two completed years; and (c) the regular annual LTIP award provided for in such NEO’s employment agreement (calculated, in respect of PSUs, at 100%, i.e., without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the executive’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

For purposes of the employment agreements of Ms. Neto and Messrs. Kumer, Ramparas and Clarfield, “good reason” means the occurrence of any of the following: (i) the assignment to such NEO, of any duties materially inconsistent with the NEO’s position, duties and responsibilities with Granite, except in connection with the termination of the NEO’s employment; (ii) any material reduction in the NEO’s base salary, benefits or perquisites; (iii) a material reduction in the NEO’s ability to earn incentive compensation or bonuses, excluding a reduction caused by the failure of the NEO or Granite to meet incentive compensation targets or goals, and except where Granite provides a comparable form of remuneration; (iv) the location of Granite’s facilities where the NEO is based is relocated more than 100 kilometers from its current location and more than 100 kilometers from the NEO’s current residence; (v) the NEO is no longer reporting to the CEO; (vi) in the case of Ms. Neto, the removal of duties from Ms. Neto in her capacity as Chief Financial Officer which are inconsistent with the duties of a Chief Financial Officer of a public real estate investment trust; (vii) in the case of Mr. Kumer, the removal of material duties or responsibilities from his role; (viii) in the case of Mr. Kumer, Granite GP or Granite REIT is no longer a reporting issuer; (ix) in the case of Mr. Ramparas, the removal of duties from Mr. Ramparas in his capacity as Executive Vice President, Global Real Estate and Head of Investments which are inconsistent with the duties of an Executive Vice President, Global Real Estate and Head of Investments of a public real estate investment trust; and (x) in the case of Mr. Clarfield, the removal of duties from Mr. Clarfield in his capacity as Executive Vice President, General Counsel and Corporate Secretary which are inconsistent with the duties of an Executive Vice President, General Counsel and Corporate Secretary of a public real estate investment trust.

Summary of Change of Control and Termination Benefits

The following table provides details regarding the estimated payments to each of the NEOs currently employed by Granite (i) in the event of termination (without cause) on December 31, 2023 in connection with a “change of control” as described above, and (ii) in the event of termination by Granite (without cause) on December 31, 2023 other than in connection with a change of control.

Name	Estimated Change of Control Termination Payment ($)(1)	Estimated Termination Payment ($)(1)

Kevan Gorrie President and Chief Executive Officer	7,001,100	7,001,100

Teresa Neto Chief Financial Officer	2,455,396	2,455,396

Lorne Kumer Executive Vice President, Head of Global Real Estate	3,156,828	3,156,828

Michael A. Ramparas Executive Vice President, Global Real Estate and Head of Investments	2,297,303	2,297,303

Lawrence Clarfield Executive Vice President, General Counsel and Corporate Secretary	2,036,524	2,036,524

Notes:

(1)	In addition, all unvested RSUs or other unvested equity-based compensation will accelerate and vest.

Equity Compensation Plan Information

The following table provides information on Granite’s equity compensation plans as at December 31, 2023.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options or Upon Settlement of Share Rights	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities to be Issued upon Exercise of Outstanding Options or Upon Settlement of Share Rights)

Stock option plan approved by securityholders(1)	—	—	1,886,544

Executive Deferred Stapled Unit Plan approved by securityholders	145,225	—	507,952

Non-Employee Directors’ Deferred Share Unit Plan approved by securityholders	123,081	—	876,919

Total	268,306	—	3,271,415

Notes:

(1)	No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan.

Description of the Executive Deferred Stapled Unit Plan

The following is a summary of the material features of the Executive Deferred Stapled Unit Plan.

Effective August 7, 2011, the board of directors of Granite Co. adopted the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan), which is designed to provide equity-based compensation in the form of deferred stapled units to employees of Granite or any of Granite’s subsidiaries, partnerships, trusts or other controlled entities who are, by the nature of their position or job, in a position to contribute to the success of Granite (the “Participants”) as determined by the CGN Committee. The Executive Deferred Stapled Unit Plan was approved by the shareholders of Granite Co. at the annual general and special meeting held on June 13, 2012 and was amended and restated on March 9, 2022 by the Board of Granite to allow for a grant agreement to govern the vesting of a RSU or PSU award if so determined by the Boards.

The Executive Deferred Stapled Unit Plan entitles a Participant to receive grants of deferred stapled units (“Grants”), at the discretion of the CGN Committee, in the form of PSUs (each representing the right to receive one Stapled Unit or the market value thereof for each PSU that vests as described below under “- Vesting and Settlement”) or RSUs (each representing the right to receive one Stapled Unit or the market value thereof as described below under “- Vesting and Settlement” and “- Grant Terms”), which will vest either after the attainment of certain performance conditions (in the case of PSUs) or after a continuous period of employment (in the case of RSUs). The specific vesting conditions for each PSU or RSU shall be determined by the CGN Committee and approved by the Board.

Purposes of the Plan

The purposes of the Executive Deferred Stapled Unit Plan are to promote a further alignment of interests between employees and the Unitholders; to associate a portion of employees’ compensation with the returns achieved by Unitholders; and to recruit and retain employees with the knowledge, experience and expertise required by Granite.

Securities Issuable under the Executive Deferred Stapled Unit Plan

Up to 1,000,000 previously unissued Stapled Units may be issued under the Executive Deferred Stapled Unit Plan, representing approximately 1.58% of Granite’s outstanding Stapled Units as of December 31, 2023. As at December 31, 2023, 346,823 Stapled Units had been issued under settled RSUs and PSUs, and 145,225 Stapled Units were issuable under outstanding RSUs and PSUs, representing approximately 0.55%, and 0.23%, respectively, of the number of outstanding Stapled Units. Accounting for RSUs and PSUs previously settled, and assuming the settlement of all outstanding RSUs and PSUs in previously unissued Stapled Units, 507,952 Stapled Units remain available to be issued under the Executive Deferred Stapled Unit Plan as of December 31, 2023, representing approximately 0.80% of Granite’s outstanding Stapled Units as of December 31, 2023.

The “burn rate” (calculated by dividing the number of awards granted during the applicable year, by the weighted average number of basic securities outstanding for the applicable year) for the Executive Deferred Stapled Unit Plan was 0.16% in 2023, 0.12% in 2022 and 0.09% in 2021.

No one Participant may receive any Grants which together with all Grants then held by such Participant would permit such Participant to be issued a number of Stapled Units which would be greater than 1% of all Stapled Units outstanding. In addition: (i) the number of Stapled Units issuable to insiders of Granite at any time, under all security-based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units; and (ii) the number of Stapled Units issued to any insiders, within any one-year period, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units.

Grant Terms

The CGN Committee determines the terms and conditions of Grants to any Participant, including, without limitation: the type of deferred stapled unit; the number of RSUs or PSUs subject to a Grant; the vesting period(s) applicable to a Grant; the conditions to the vesting of any deferred stapled units granted, including terms relating to performance conditions to be met or conditions relating to continued service with Granite or its affiliate; any multiplier that may apply to deferred stapled units subject to a Grant in connection with the achievement of vesting conditions and which may result in the number of deferred stapled units that vest being more or less than the number of deferred stapled units included in the Grant at the time the Grant is made; the performance period for PSUs and the conditions, if any, upon which vesting of any deferred stapled unit will be waived or accelerated without any further action by the CGN Committee; the circumstances in which a deferred stapled unit shall be forfeited or cancelled or expire; the consequences of a grantee’s termination with respect to a deferred stapled unit; whether and the terms upon which any Stapled Units delivered upon exercise or settlement of a deferred stapled unit must continue to be held by a Participant for any specified period; and whether and the extent to which any performance conditions or other criteria applicable to the vesting of a deferred stapled unit have been satisfied or shall be waived or modified. The Executive Deferred Stapled Unit Plan provides that the number of deferred stapled units to be covered by a Grant shall generally be determined by dividing the value of the Grant by the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the grant date for such Grant, rounded up to the next whole number.

Vesting and Settlement

A deferred stapled unit shall be settled, upon or as soon as practicable after its vesting, in cash (in an amount equal to the market value of the relevant Stapled Units), in Stapled Units delivered from a trust established to acquire and hold Stapled Units purchased from third parties or in previously unissued Stapled Units issued by Granite, or any combination thereof, as determined by the CGN Committee. Market value for the purposes of settling a deferred stapled unit in cash on any settlement date shall generally be based on the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the settlement date. Vesting conditions in respect of a Grant are determined by the CGN Committee at the time the Grant is made and may result in the vesting of more or less than 100% of the number of deferred stapled units included in a Grant at the time the Grant is made where a multiplier applies to such deferred stapled units based on the extent to which such vesting conditions are met.

The Executive Deferred Stapled Unit Plan also provides for the accrual of distribution equivalent amounts (in the form of additional RSU and/or PSUs) based on cash distributions paid on the Stapled Units. Any such additional RSUs and/or PSUs are subject to the same terms and conditions as the RSUs and/or PSUs in respect of which such additional RSUs and/or PSUs are credited.

Assignability and Cessation of Entitlement

Subject to the terms of the relevant Participant’s employment agreement, in the event that a Participant’s employment is terminated without cause or the Participant dies or experiences certain disability events prior to the vesting date of any Grant, such Participant’s deferred stapled units will thereupon become vested in an amount equal to the product of (i) the number of deferred stapled units which have not previously vested plus any dividend/distribution equivalent deferred stapled units in respect thereof (assuming, in the case of PSUs, that the relevant Participant was employed until the end of the applicable vesting period and taking into account the extent to which the applicable performance conditions were achieved), multiplied by (ii) a fraction, the numerator of which is the number of months between (A) the first day of the relevant vesting period or, if the deferred stapled units are subject to more than one vesting date in a single vesting period, the most recent vesting date that precedes the date of termination, death or disability and (B) the date the employee is terminated, dies or becomes disabled, and the denominator of which is the total number of months between the date determined for the purposes of clause (A), above, and the last day in the relevant vesting period.

Subject to the terms of a Participant’s written employment agreement, in the event a Participant’s employment is terminated for cause or if the Participant resigns, no deferred stapled units which have not vested and settled prior to the date of the Participant’s termination or resignation, as the case may be, including dividend/distribution equivalent deferred stapled units in respect of such deferred stapled units, shall vest, and all such deferred stapled units shall be forfeited immediately.

Other than by designating a beneficiary to receive any benefits that are payable under the Executive Deferred Stapled Unit Plan upon the death of a Participant, or by operation of law, a Participant shall not be permitted to assign or transfer any deferred stapled units.

Amendment of the Plan

The Executive Deferred Stapled Unit Plan and any Grants made pursuant thereto may be amended, modified or terminated by the Board without approval of Unitholders. Such changes could include accelerating the vesting of a Grant. Notwithstanding the foregoing, the Executive Deferred Stapled Unit Plan or any Grant may not be amended without Unitholder approval to:

(a)	increase the number of Stapled Units issuable on settlement of outstanding deferred stapled units;

(b)	permit a Participant to transfer or assign deferred stapled units to a new beneficial holder other than to a beneficiary in the event of the Participant’s death;

(c)	increase the number of Stapled Units that may be issued to insiders above the restrictions contained in the Executive Deferred Stapled Unit Plan;

(d)	add additional categories of Participants; or

(e)	amend the Executive Deferred Stapled Unit Plan to delete any of the limitations on amendments described in (a) through (d) above.

In addition, no amendment to the Executive Deferred Stapled Unit Plan or Grants made pursuant thereto may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law.

Description of the Non-Employee Directors’ Deferred Share Unit Plan (as amended)

Granite GP initially adopted a non-employee directors’ deferred share unit plan (the “Directors DSU Plan”) effective January 3, 2013. The terms of the Directors DSU Plan as initially adopted provided that awards of DSUs were to be settled in cash. On June 9, 2022, Unitholders approved amendments to the Directors DSU Plan (the “Directors DSU Plan (as amended)”) to provide, among other things, that DSUs may be settled in cash, Stapled Units delivered by a stapled unit purchase trust or Stapled Units issued by Granite REIT and Granite GP, as determined by the CGN Committee.

Under the Directors DSU Plan (as amended), each non-employee Director of Granite GP (i.e., a Director who is not an employee of Granite GP, Granite REIT or any subsidiary of, partnership or trust other entity controlled by, Granite GP or Granite REIT (including, without limitation, Granite Co.), and including any non-executive chair of the Board and any non-executive vice-chair of the Board (collectively, the “Eligible Directors”)) must receive at least 50% of their annual base retainer (being the retainer fee serving as the chair of the Board, vice-chair of the Board (if any) or a Director-at-large) in the form of DSUs. Eligible Directors can also elect to receive up to 100% (in whole percentages) of the aggregate of their remaining annual base retainer and any annual committee chair retainer in the form of DSUs.

The Board may grant additional awards of DSUs from time to time to an Eligible Director as the Board deems advisable to provide the Eligible Director with appropriate additional equity-based compensation for the services he or she renders to Granite GP (“Discretionary DSUs”). The Board may also determine the date on which the Discretionary DSUs may be granted and the date as of which such DSUs shall be credited to the Eligible Director’s account, together with any terms or conditions with respect to the vesting of such DSUs.

Generally, if and when cash distributions are paid to Unitholders with respect to Stapled Units, a number of additional DSUs (rounded to the nearest whole number) with an equivalent value will be granted to the Eligible Director. The additional DSUs credited to the Eligible Director shall be subject to the same terms and conditions, including with respect to vesting, as the DSUs in respect of which they were credited.

Purposes of the Plan

The purposes of the Directors DSU Plan (as amended) are to promote a further alignment of interests between the Eligible Directors and Unitholders; to associate a portion of the Eligible Directors’ compensation with the returns achieved by Unitholders; and to attract and retain individuals with the knowledge, experience and expertise required by Granite GP to serve on the Board.

Securities Issuable

Up to 1,000,000 previously unissued Stapled Units may be issued under the Directors DSU Plan (as amended), representing approximately 1.58% of the outstanding Stapled Units on a non-diluted basis as of December 31, 2023. As of December 31, 2023, 123,081 DSUs are issued and outstanding (including under the predecessor DSU Plan) representing approximately 0.19% of the issued and outstanding Stapled Units. Assuming the settlement of all outstanding DSUs in previously unissued Stapled Units, 876,919 additional DSUs remain available to be issued under the Directors DSU Plan (as amended) as of December 31, 2023, representing approximately 1.38% of the issued and outstanding Stapled Units.

The “burn rate” (calculated by dividing the number of awards granted during the applicable year, by the weighted average number of basic securities outstanding for the applicable year) for the Directors DSU Plan (as amended) was 0.03% in 2023, 0.02% in 2022 and 0.02% in 2021.

The aggregate maximum number of Stapled Units issuable to Insiders (as defined in the TSX Company Manual for the purposes of Section 613 of the TSX Company Manual) at any time under all security-based compensation arrangements of Granite GP cannot exceed 10% of the total outstanding Stapled Units, while the aggregate number of Stapled Units issued to Insiders, within any one-year period, under all security- based compensation arrangements of Granite GP is not permitted to exceed 10% of the total outstanding Stapled Units (collectively, the “Insider Participation Limits”).

No Eligible Director may receive any grant of Discretionary DSUs where (collectively, the “Non-Employee Director Limits”):

(a)

the equity award value of such grant, in combination with (i) the aggregate equity award value (as measured on the respective dates of grant) of any grants of Discretionary DSUs made during the year to the Eligible Director and (ii) the aggregate equity award value (as measured on the respective dates of grant) of any grants made under any other security-based compensation arrangement of Granite GP, excluding, in all cases, grants made to him or her as a new Director upon joining the Board or in lieu of cash fees, would exceed $150,000; or

(b)

the aggregate number of Stapled Units that may be issued pursuant to such grant, in combination with (i) the aggregate number of Stapled Units that may be issued to Eligible Directors pursuant to any outstanding Discretionary DSUs and (ii) the aggregate number of Stapled Units that may be issued to Eligible Directors pursuant to outstanding grants under any other security-based compensation arrangement of Granite GP, excluding, in all cases, grants made to any Eligible Director as a new Director upon joining the Board or in lieu of cash fees, would exceed 1.0% of the total outstanding Stapled Units.

Grant Terms

DSUs are credited to Eligible Directors as of January 1 of each year in respect of the applicable portion of an Eligible Director’s annual base retainer and any annual committee chair retainer, in each case for the forthcoming year, by dividing the aggregate amount of such compensation for the year by the fair market value of a preferred share of Granite Co. (“Share Value”) on such date. Based on the terms of the Granite Co. preferred shares, it is expected that the Share Value will track the fair market value of a Stapled Unit, which the Directors DSU Plan (as amended) provides as being the volume weighted average trading price per Stapled Unit over the most recently completed five trading days on the stock exchange on which the highest volume of Stapled Units is traded, in aggregate, over such five trading days (the “Fair Market Value”).

Vesting and Settlement

DSUs credited to an Eligible Director, together with any additional DSUs granted in respect thereof in respect of distributions on Stapled Units, will vest as to 25% of such DSUs on each of March 31, the date of the annual meeting of Unitholders, September 30 and December 31 in the applicable year (each of such dates in a year being a “Vesting Date”), provided that (i) the Eligible Director was an Eligible Director at any time during the fiscal quarter in which such Vesting Date falls and (ii) the Eligible Director attended each meeting scheduled at the outset of the fiscal year held during the fiscal quarter in which such Vesting Date falls. If the Eligible Director ceased to be an Eligible Director prior to the fiscal quarter in which such Vesting Date falls, the DSUs scheduled to vest on such Vesting Date or any subsequent Vesting Date will not vest and will expire on such Vesting Date. If the Eligible Director failed to attend a Scheduled Meeting during the Quarter in which such Vesting Date falls, the number of DSUs granted in respect of the Scheduled Meeting Fees for such Scheduled Meeting will not vest and will expire on such Vesting Date.

Subject to the provisions of the Directors DSU Plan (as amended), redemption and settlement of vested DSUs will occur on up to two dates specified by the Eligible Director, in each case within the period commencing on the earliest date on which both of the following conditions have been met: (i) the Eligible Director is not employed by Granite GP nor any corporate affiliate thereof; and (ii) the Eligible Director is not a member of the Board nor a director of any corporate affiliate of Granite GP, and ending on December 15 of the calendar year following the year in which the conditions in both (i) and (ii) have been met (provided that, solely with respect to any Eligible Director that is a U.S. taxpayer, such Eligible Director must also have experienced a “separation from service” within the meaning of Section 409A of the United States Internal Revenue Code of 1986, as amended).

The CGN Committee has the discretion to determine whether DSUs will be settled in cash or Stapled Units or a combination of both. Settlement of an Eligible Director’s DSUs in cash will be made by payment to the Eligible Director of an aggregate amount equal to the product of (i) the Share Value on the date set for redemption and settlement and (ii) the number of vested DSUs being settled by way of such cash payment. Settlement of an Eligible Director’s DSUs in Stapled Units will be made by delivery to the Eligible Director of a number of previously issued Stapled Units from a Stapled Unit purchase trust, or by the issuance to the Eligible Director of a number of Stapled Units, in each case equal to the product of (i) such number of Stapled Units as have a Fair Market Value on the date set for redemption and settlement date equal to the Share Value on such date and (ii) the number of vested DSUs being settled by delivery or issuance of Stapled Units.

The Directors DSU Plan also provides for the accrual of distribution equivalent amounts (in the form of additional DSUs) based on cash distributions paid on the Stapled Units. Any such additional DSUs are subject to the same terms and conditions as the DSUs in respect of which they are credited to an Eligible Director’s account.

Assignability

Rights of Eligible Directors respecting DSUs and other benefits under the Directors DSU Plan (as amended) will not be transferable or assignable other than by will or the laws of descent and distribution. An Eligible Director may designate in writing a beneficiary to receive any benefits that are payable under the Directors DSU Plan (as amended) upon the death of such Eligible Director.

Amendment of the Plan

Subject to applicable law, including, for greater certainty, the rules of any stock exchange on which the Stapled Units are listed, the Directors DSU Plan (as amended) and any DSUs granted thereunder may be amended, modified or terminated by the Board, at any time and from time to time, in whole or in part, provided that:

(a)

the Board may not, without approval of the holders of a majority of the Stapled Units present and voting in person or by proxy at a meeting of Unitholders: (i) increase the maximum number of Stapled Units issuable under the Directors DSU Plan (as amended); (ii) increase or remove the Non-Employee Director Limits; (iii) increase or remove the Insider Participation Limits; (iv) change the categories of individuals eligible to receive grants of DSUs under the Directors DSU Plan (as amended); (v) amend to the prohibitions on assignment or transfer of DSUs; or (vi) amend this list of matters requiring Unitholder approval;

(b)

no amendment to the Directors DSU Plan (as amended) or any DSUs granted thereunder may be made by the Board without the consent of the Eligible Director if it adversely alters or impairs the rights of the Eligible Director in respect of any DSUs such Eligible Director has then elected to receive, or DSUs which such Eligible Director has been granted under the Directors DSU Plan (as amended), except that Eligible Director consent will not be required for any amendment necessary to ensure that the Directors DSU Plan (as amended) or any DSU granted thereunder complies with applicable law, including, for greater certainty, the rules of any stock exchange on which the Stapled Units are listed;

(c)

no amendment to the Directors DSU Plan (as amended) or any DSUs granted thereunder can result in any surrender, termination or exchange (whether constructive or otherwise) of any outstanding DSUs previously granted to an Eligible Director; and

(d)

without limiting the generality of the lead-in above, but subject to (a), (b) and (c), the Board may make: (i) amendments that are of a “housekeeping” nature; (ii) amendments to the terms and conditions of the Directors DSU Plan (as amended) necessary to ensure that the plan complies with applicable law, including, for greater certainty, the rules of any stock exchange on which the Stapled Units are listed; (iii) amendments to the provisions of the Directors DSU Plan (as amended) respecting administration of the plan and eligibility for participation under the plan; (iv) amendments to the provisions of the Directors DSU Plan (as amended) respecting the terms and conditions on which DSUs may be granted pursuant to the plan; and (v) any other amendments not requiring securityholder approval under applicable law, including, for greater certainty, the rules of any stock exchange on which the Stapled Units are listed.

The Directors DSU Plan (as amended) also provides that the Board may make appropriate adjustments to the DSUs in the event of certain changes in the capital of Granite GP or Granite REIT.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Granite has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that the Boards of Granite REIT and Granite GP function independently of Management. The following describes Granite’s approach to corporate governance.

Applicable Governance Requirements and Guidelines

Granite is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators, the NYSE and the SEC. These include the Corporate Governance Listing Standards of the NYSE, the Sarbanes-Oxley Act of 2002, and the guidelines contained in National Policy 58-201 – Corporate Governance Guidelines (“National Policy 58-201”). Granite’s website, www.granitereit.com, contains various charters and policies that have been adopted by Granite pursuant to corporate governance requirements and guidelines, as well as information on its compliance with the NYSE’s corporate governance standards. Management, the CGN Committee and the Boards will continue to monitor corporate governance developments and initiatives with a view to continuing to make all necessary and appropriate changes to Granite’s corporate governance structures and procedures as required from time to time.

In this Statement of Corporate Governance Practices Section, references to the “Board” or “Boards” refer to the board of trustees of Granite REIT and/or the board of directors of Granite GP, as applicable.

The following is a statement of Granite’s existing corporate governance practices with specific reference to the guidelines contained in National Policy 58-201 and the disclosure required by NI 58-101.

Board of Trustees of Granite REIT and Board of Directors of Granite GP

The Boards of Granite REIT and Granite GP are composed of the same ten individuals. It is the policy of Granite that a majority of Board members be “independent” (as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”), as well as in the NYSE corporate governance standards applicable to boards of directors). The Boards have considered the circumstances of each of their current members and have concluded that nine of such members (Messrs. Aghar, Brouwer, Daal, Marshall and Mawani and Ms. Grodner, Ms. Murray, Ms. Pang and Ms. Warren) are “independent” based on the applicable tests. In reaching these conclusions, the Boards determined that each such person is free from any direct or indirect material relationship – being a relationship which could reasonably interfere with their independent judgment – with Granite. Mr. Gorrie, the President and CEO of Granite REIT and Granite GP, is a member of Management and, as a result, not an independent trustee or director. Mr. Marshall, an independent trustee and director, is currently the chair of each of the Boards (the “Chair”).

The Boards are committed to facilitating open and candid discussion among their independent trustees and directors. An in camera session of independent trustees and directors is scheduled at each Board and committee meeting to provide the independent trustees and directors the opportunity to discuss matters without Management present. The independent trustees and directors met without Management present at each of the Board meetings and each of the committee meetings held in 2023, with the exception of one Board update meeting in which they determined that an in camera session was not necessary. Meetings of independent trustees and directors are also separately called as necessary. In addition to the regularly scheduled board and committee meetings, in 2023, the Board did not hold any additional meetings. Granite believes that the size of the Board facilitates direct and immediate communication among independent trustees and directors (and between such trustees and directors and the full Board and Management) and permits the direct involvement by individual Board members in specific matters where their personal inclination or experience will assist the Board and Management in dealing with a specific issue.

As noted above, the Boards held a total of seven meetings in 2023. Each director and trustee attended all Board meetings held in 2023. The attendance record of each Proposed Trustee and Proposed Director is also detailed above under “Matters to be Acted Upon at the Meetings –Election of Trustees of Granite REIT”.

Board Mandates

Granite REIT

In general, the Board of Granite REIT is responsible for the stewardship of Granite REIT (which is a limited partner of Granite REIT Holdings Limited Partnership (“Granite LP”), the principal subsidiary of Granite). As a limited partner of Granite LP, the activities of the Board of Granite REIT are more limited than those of the Board of Granite GP. The Board of Granite REIT oversees the affairs of Granite REIT and establishes and approves overall policies for Granite REIT as required. The Board of Granite REIT operates pursuant to its written charter (the full text of which is posted on

Granite’s website at www.granitereit.com, and attached as Appendix “A” to this Circular), as well as the Granite REIT Declaration of Trust and applicable law. According to its charter, the Board of Granite REIT bears principal responsibility for, among other things:

●	reviewing reports of the CGN Committee from time to time concerning Granite REIT’s approach to governance;

●	periodically reviewing Granite REIT’s disclosure policy and its compliance with it, and approving any material amendments to the policy;

●	communicating with Unitholders through an annual report, an annual information form, quarterly interim reports and periodic press releases; and

●	appointing an audit committee and other committees of the Board of Granite REIT as considered appropriate from time to time.

Granite GP

In general, the Board of Granite GP is responsible for the stewardship of Granite GP (which acts as general partner of Granite LP, the principal subsidiary of Granite) and the establishment of Granite’s strategic direction. The Board of Granite GP oversees the business and affairs of Granite GP and the day to day conduct of business by Management, establishes and approves overall corporate policies as required and involves itself jointly with Management in pursuing the creation of Unitholder value and preserving and protecting Granite’s assets. The Board of Granite GP operates pursuant to its written charter (the full text of which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “B” to this Circular), as well as the Granite GP Articles and applicable law. According to its charter, the Board of Granite GP bears principal responsibility for, among other things:

●	reviewing reports of the CGN Committee from time to time concerning Granite GP’s approach to governance;

●	periodically reviewing Granite GP’s approach, policies and practices related to ESG matters;

●	periodically reviewing Granite GP’s approach, policies and practices related to cybersecurity and its related risks;

●	periodically reviewing Granite GP’s disclosure policy and its compliance with it, and approving any material amendments to the policy;

●	communicating with Unitholders through an annual report, annual information form, quarterly interim reports and periodic press releases;

●	appointing an audit committee and other committees of the Board of Granite GP as considered appropriate from time to time;

●

periodically reviewing and, if advisable, approving Granite’s strategic planning process and Granite’s strategic plan; in discharging this responsibility, the Board of Granite GP shall review the plan in light of Management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry;

●

periodically reviewing and, if advisable, approving Granite’s business and capital plans; in discharging this responsibility, the Board of Granite GP shall consider any recommendation made to it by the Investment Committee of the Board relating to the authorization of major investments and significant allocation of capital;

●	periodically reviewing reports of the CGN Committee concerning Granite’s approach to executive compensation and Board compensation; and

●	reviewing reports provided by the Audit Committee of principal risks associated with Granite’s business and operations and the systems implemented to manage these risks.

Board Committees

CGN Committee of Granite GP

The Board of Granite GP has formed a CGN Committee which is currently composed of, Ms. Murray (Chair), Mr. Daal and Ms. Grodner, each of whom is considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. Ms. Murray was appointed Chair of the CGN Committee effective January 1, 2023.

The CGN Committee operates pursuant to its written charter, as well as the Granite GP Articles and applicable law. The full text of the CGN Committee charter is posted on Granite’s website, www.granitereit.com.

Responsibilities of the CGN Committee include (i) the nomination of persons for election to the Boards, and (ii) the corporate governance of Granite. The CGN Committee also has certain responsibilities with respect to compensation, which are described above under “Compensation Discussion and Analysis – Compensation, Governance and Nominating Committee”. Granite believes that “corporate governance” means the process and structure used to oversee the management of the business affairs of Granite REIT and Granite GP in the best interests of Granite REIT and Granite GP. The process and structure define the division of power between, and establish mechanisms for achieving accountability of, the Boards and the executive team.

Subject to the powers and duties of the Board, the Board has delegated certain powers and duties to be performed by the CGN Committee on behalf of and for the Board.

In exercising its powers and discharging its duties with respect to governance and nominating, the CGN Committee shall:

●

periodically undertake an examination of the size of the Boards and standards of independence, with a view to determining the impact of the number of trustees and directors (including the number of independent trustees and directors) on the effectiveness of the Boards and the ability of the Boards to act independently of Management in fulfilling their respective duties, and recommend to the Boards, if necessary, a reduction or increase in the size of the Boards and/or the number of independent trustees and directors;

●

in consultation with the Chair of the Board, endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties and working effectively together as a unit;

●

review the disclosure in Granite’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Boards regarding any reports required or recommended on corporate governance;

●

review the recommendations of the CEO respecting annual compensation goals and objectives for the Company, and recommend to the Board for approval such goals and objectives and the annual achievement of such goals and objectives;

●	periodically review the disclosure policy of Granite and any proposed material amendments which shall be recommended to the Boards;

●	review, monitor and make recommendations regarding new trustee and director orientation and the ongoing development of existing trustees and directors;

●

review from time to time, as required, the Board charters and the charters for each committee of the Boards, together with the position descriptions of each of the Chair of the Boards, the Chair of each committee of the Boards and the President and CEO, and where necessary recommend changes to the Boards;

●	periodically receive reports from management with respect to Granite’s ESG policies, practices and initiatives; and

●	if applicable, promptly consider any resignation offer from a member of the Boards and make a recommendation to the Boards pursuant to the Majority Voting Policy of Granite.

Identifying New Candidates for Board Nomination

Based on the guidelines referred to in the CGN Committee charter, the CGN Committee shall, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Boards trustee and director nominees for the next annual general meetings of holders of REIT Units and holders of GP Shares.

The CGN Committee shall, annually or as required, recommend to the Board the individual trustees and directors to serve on the various committees of the Boards and as Chair of the various committees of the Boards.

In making its recommendations, the CGN Committee shall consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing trustee and director to possess, and the competencies and skills each new nominee will bring to the boardroom, as well as the objectives of the Diversity Policy of Granite. The CGN Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable.

In early 2023, the CGN Committee considered and discussed with the full Board (i) the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, (ii) the competencies and skills that the Board considers each existing trustee and director to possess, (iii) ways in which the Board could be supplemented, including with a view to achieving the objectives of Granite’s Diversity Policy, (iv) the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable, and (v) facilitating the Board’s succession plans and allowing for transition periods among trustees and directors. Based on the foregoing, the Board determined to maintain the size of the Board at ten trustees and directors.

Diversity

The Board believes that diversity is important to ensure that Board members provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. Granite’s Diversity Policy defines diversity as, amongst other things, any characteristic or quality that can be used to differentiate groups and people from one another and includes gender expression/ identity, sexual orientation, age, nationality, race, culture and other ethnic distinctions, language, education, regional or industry experience, and expertise and status as a member of a “designated group” as defined in the Employment Equity Act (Canada), which includes women, Indigenous peoples, persons with disabilities and members of visible minorities. The Boards’ Diversity Policy includes provisions relating to the identification and nomination of women trustees and directors. Granite first adopted its Diversity Policy in 2015, at which time, none of Granite’s seven directors and trustees were women. At the time Granite had set a target that women represent more than 20% of the total membership on the Boards by June 30, 2019. In 2020, Granite revised its Diversity Policy and set a new target which provides that women represent more than 30% of the total membership on the Boards. Currently, four (or 36%) of Granite’s eleven directors and trustees, are women and if each director and trustee proposed to be elected at the Meetings is elected, four (or 40%) of Granite’s ten directors and trustees will be women.

It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Boards. The Diversity Policy provides that in reviewing composition of the Boards and identifying suitable candidates for nomination for election to the Boards, candidates will be selected based on merit and against objective criteria, and due consideration will be given to diversity in identifying candidates and selecting candidates. The Diversity Policy provides that the CGN Committee will periodically assess the effectiveness of the Board nomination process at achieving Granite’s diversity objectives.

Assessments

The CGN Committee, in consultation with the Chair, is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties. The CGN Committee will, from time to time, review the Board charters and the charters for each committee of the Boards, together with the position descriptions of the Chair of each of the Boards, the Chair of each committee of the Boards and the President and CEO, and where necessary recommend changes to the Boards. The CGN Committee most recently conducted a review of the Board and committee charters and certain other corporate governance policies and documents, as well as an assessment survey of the Boards, in early 2023.

In carrying out its assessment function, the CGN Committee solicits feedback from trustees and directors, including the President and CEO, on the performance of the Boards as a whole, as well the performance of each committee and the contributions of each individual Board member. Each of the Boards, the committees thereof and individual trustees and directors are evaluated on their effectiveness on an annual basis. In early 2023, the Chair of the Board interviewed each trustee and director individually to solicit feedback on the effectiveness and contribution of: (i) the Boards as a whole; (ii) each of the committees of the Boards; and (iii) individual trustees and directors. In particular, the interview seeks subjective comments in relevant areas, including the composition of the Boards, areas for improvement and important issues relevant to the Boards and/or the committees thereof, and the effectiveness and contribution of each individual trustee and director. In addition, in early 2023, the Chair of the CGN Committee interviewed each trustee and director individually to solicit feedback on the effectiveness of the Chair of the Board. The interviews allow trustees and directors to comment on areas for improvement to ensure the continued effectiveness of the Boards and its committees. The results from the interviews are reported to the CGN Committee and any matters raised through the evaluations are summarized by the Chair of the CGN Committee. The CGN Committee Chair discusses results in detail with the Chair of the Board and feedback is provided to the Board and the individual trustees. The CGN Committee most recently conducted an assessment of the Boards in February 2024.

The CGN Committee considers the results of recent Board effectiveness assessments when reporting to the Board on its findings as to the role, size, composition, competencies, skills and structure of the Boards and the committees.

Term Limits

The term of office of each of Granite’s trustees and directors expires not later than the next annual general meetings of Unitholders unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

Effective August, 2022, the Boards amended its term limit policy to provide that non-executive directors and trustees may serve for up to 15 years on the Boards, unless otherwise determined by the Boards in their discretion. The President and Chief Executive Officer, if a trustee and director, is not subject to a term limit.

Granite believes that the composition of the Board should reflect a balance between experience and knowledge, on the one hand, and the need for renewal and fresh perspectives, on the other hand. Granite does not have a retirement age policy.

Trustees and directors may serve up to a maximum of 15 years, subject to performance assessments every year, annual re-election by Unitholders and the other requirements of Granite’s governance guidelines. The Boards believe that their thorough and rigorous annual performance assessment of trustees and directors enables the Boards to assess whether trustees and directors continue to make valuable contributions to Granite, its Boards and its business.

Audit Committee of Granite REIT and Granite GP

The Audit Committee of each of Granite REIT and Granite GP is currently composed of Ms. Pang (Chair) and Messrs. Brouwer and Mawani, each of whom is considered by the Boards to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. The Boards have also determined that each of Ms. Pang and Messrs. Brouwer and Mawani are an “audit committee financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committees are financially literate, as such term is defined in NI 52-110.

The Audit Committees each operate pursuant to a written charter, as well as the Granite REIT Declaration of Trust (in the case of Granite REIT) and the Granite GP Articles (in the case of Granite GP) and applicable law. The full text of the Audit Committee charters is posted on Granite’s website, www.granitereit.com, and is attached as an appendix to the AIF.

In accordance with the Audit Committee charters, each Audit Committee shall oversee the accounting and financial reporting processes of Granite and the audits of Granite’s financial statements and exercise the responsibilities and duties set out therein. Pursuant to each Audit Committee Charter, the Audit Committee shall, among other things:

●	oversee Granite’s financial statements and financial disclosures;

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review and, if advisable, recommend for Board approval the annual audited and interim combined financial statements of Granite REIT and Granite GP, the Auditor’s audit or review report thereon and the related management’s discussion and analysis of Granite’s financial condition and results of operations;

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review and, if advisable, recommend for Board approval financial disclosure in a prospectus or other securities offering document of Granite, press releases disclosing, or based upon, financial results of Granite and any other material financial disclosure in a document to be publicly disseminated;

●	oversee the work of the Auditor, including the Auditor’s work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work;

●	review and, if advisable, select and recommend for Board approval the Auditor to be nominated and the compensation of the Auditor;

●	periodically discuss with the Auditor such matters as are required by applicable auditing standards to be discussed by the Auditor with the Audit Committee;

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review any complaints and concerns that may be received pursuant to Granite’s Whistleblower Policy, which include any potential violations of Granite’s Code of Conduct and Ethics and Anti-Bribery Policy, and, if it determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with Management to reach a satisfactory conclusion. The Chair of the Audit Committee is also a contact for purposes of any employee complaints regarding Granite’s Whistleblower Policy; and

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review Granite’s policies relating to the avoidance of conflicts of interest and monitor conflicts of interest (real or perceived) of members of the Boards and Management in accordance with Granite’s Code of Conduct and Ethics. The Audit Committee will review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Boards as may be necessary or desirable under appliable securities laws.

The Audit Committee shall consider the results of any review of these policies and procedures by Granite’s Auditors.

Before the Auditor issues its report on annual financial statements, the Audit Committee shall obtain from the Auditor a formal written statement describing all relationships between the Auditor and Granite; discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and obtain written confirmation from the Auditor that it is objective and independent within the meaning of the applicable Rules of Professional Conduct / code of ethics adopted by the provincial institute or order of chartered professional accountants to which the Auditor belongs and other applicable requirements. The Audit Committee shall take appropriate action to oversee the independence of the Auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms, including the Auditor’s audit plan.

Each Audit Committee is responsible for reviewing its charter from time to time and recommending any amendments to the Board.

Each Audit Committee is responsible for overseeing the identification and assessment of the principal risks to the operations of Granite REIT or Granite GP and the establishment and management of appropriate systems to manage such risks. See “- Risk Management Oversight” for details.

Each Audit Committee is also responsible for: pre-approval of non-audit services by the Auditor; approving Granite’s hiring policies for partners, employees and former partners and employees of the present and former Auditor; and review, evaluation and approval of appropriate systems of internal controls in accordance with applicable law.

Further information relating to the Audit Committees, including disclosure required under NI 52-110, can be found under the headings “Audit Committee”, “Trustees and Management of Granite” and “Audit Fees” in the AIF, which is available on SEDAR+ at www.sedarplus.ca.

Investment Committee of Granite GP

The Board of Granite GP has formed an Investment Committee that is currently composed of Mr. Aghar (Chair), Mr. Marshall and Ms. Warren, each of whom is considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards.

The Investment Committee operates pursuant to its written charter, as well as the Granite GP Articles and applicable law. The full text of the Investment Committee charter is posted on Granite’s website, www.granitereit.com.

In accordance with the Investment Committee charter, the Investment Committee shall review and make recommendations to the Boards regarding the investment objectives of Granite and proposed direct or indirect acquisitions, investments, dispositions and borrowings of Granite. The objective of the Investment Committee is to ensure an effective allocation of capital that is consistent with Granite’s strategic plan while balancing financial and operational risks with a view to maximizing the long-term value of Granite.

Pursuant to its charter, the Investment Committee shall, among other things:

●	at least annually, review Management’s assessment of Granite’s properties, taking into account property type, location, lease profile, risk, and marketability;

●	periodically review and make recommendations to the Boards regarding the investment objectives of Granite;

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review and make recommendations to the Boards regarding certain prescribed (a) proposed acquisitions, investments and dispositions by Granite or its subsidiaries and (b) proposed borrowings and assumption or granting of any mortgage or other security interest in real property (other than renewals of existing mortgages or security interests, which need not be approved by the Investment Committee), including any assignment of rents and other monies derived from or related to real property;

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review Granite’s hedging policy annually, as required, to assess Granite’s approach and objectives to managing financial risk and approve any modifications to the hedging policy as are considered appropriate; and

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review and assess the adequacy of its charter from time to time, as required, to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to its charter as are considered appropriate.

Position Descriptions

Chair of the Board

Each of the Boards has developed a written position description for the Chair of the Board. The Chair of the Board is principally responsible for overseeing the operations and affairs of the Board. In fulfilling their duties, the Chair is responsible for:

●	providing leadership to foster the effectiveness of the Board;

●	ensuring there is an effective relationship between the Board and the executive team, including by acting as a liaison between the Board and the executive team;

●	acting as an advisor to the executive team in matters concerning the interests of Granite;

●	ensuring that the appropriate committee structure is in place and assisting the CGN Committee in making recommendations for appointment to such committees;

●	in consultation with the other members of the Board and the President and CEO, preparing the agenda for each meeting of the Board;

●	ensuring that trustees or directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Boards;

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chairing Board meetings and sessions of independent trustees or directors, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors or trustees, and confirming that decisions are reached and accurately recorded;

●	chairing all Unitholder general meetings;

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together with the CGN Committee, ensuring that an appropriate system is in place to evaluate the performance of the Boards as a whole, the Boards’ committees and individual trustees or directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties, and making recommendations to the CGN Committee for changes when appropriate;

●	consulting with the CGN Committee on candidates for nomination or appointment to the Boards;

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working with the President and CEO to ensure that each Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the President and CEO any issues that are preventing the Board from being able to carry out its responsibilities; and

●	providing additional services required by the Boards.

Chair of Each Board Committee

Position descriptions for the Chairs of the Audit Committee of each Board, the CGN Committee of the Board of Granite GP and the Investment Committee of the Board of Granite GP

which set out the key responsibilities of each Chair of these committees have also been approved by the applicable Boards. Each Chair is an independent trustee or director and works with the respective committee and Management to ensure the effective functioning of the committee. A committee chair is principally responsible for overseeing the operations and affairs of their particular committee. In fulfilling their duties, the chair of a committee is responsible for:

●	providing leadership to foster the effectiveness of the committee;

●	ensuring there is an effective relationship between the Board and the committee;

●	reporting to the Board on significant committee deliberations and discussions, and on the committee’s recommendations;

●	ensuring that an appropriate charter for the committee is in effect and assisting the CGN Committee in making recommendations for amendments to such committee’s charter;

●	taking the principal initiative in scheduling meetings of the committee;

●	preparing the agenda for each meeting of the committee (in consultation with the other members of the committee and the Board, where appropriate);

●	ensuring that all committee members receive the information required for the proper performance of their duties, including information relevant to each meeting of the committee;

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chairing committee meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual members, and confirming that decisions are reached and accurately recorded;

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together with the CGN Committee, ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole and the committee’s individual members, and making recommendations to the CGN Committee for changes when appropriate;

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working with the President and CEO to ensure that the committee is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the President and CEO any issues that are preventing the committee from being able to carry out its responsibilities; and

●	providing additional services required by the Board and the committee.

President and Chief Executive Officer

The Boards have developed a written position description and mandate for the President and CEO. The President and CEO is primarily responsible for the overall management of the business and affairs of Granite REIT and Granite GP. In this capacity, the President and CEO shall establish the strategic and operational priorities of Granite and provide leadership for the effective overall management of Granite. The President and CEO is directly responsible to the Unitholders, through the Boards, for all activities of Granite.

In fulfilling their duties, the President and CEO is responsible for:

●	developing for the Granite GP Board’s approval a long-term strategy and vision for Granite that is consistent with creating securityholder value;

●	developing for the Granite GP Board’s approval annual business plans and budgets that support Granite’s long-term strategy;

●	consistently striving to achieve Granite’s short and long-term financial and operating goals and objectives;

●	providing leadership and vision, and maintaining a high level of employee morale and motivation, with a view to ensuring the implementation of Granite’s strategy;

●	fostering a corporate culture that promotes integrity and ethical values throughout the organization, including setting the tone by meeting the highest ethical standards;

●	developing and incentivizing the executive officers and senior Management of Granite and providing overall management to ensure the effectiveness of the leadership team;

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making recommendations to Granite GP’s CGN Committee respecting the appointment of all senior management reporting directly to the CEO, and all other officers appointed by the Granite GP Board, after consideration of the objectives of Granite’s Diversity Policy;

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making recommendations to Granite GP’s CGN Committee respecting the compensation and other terms of employment of all senior management reporting directly to the CEO, and all other officers appointed by the Granite GP Board;

●	ensuring that succession plans are in place for Granite which reflect consideration of the objectives of Granite’s Diversity Policy;

●	serving as Granite’s chief spokesperson and ambassador and maintaining key stakeholder relations;

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ensuring compliance by Granite with all applicable laws, rules and regulations, as well as Granite’s Code of Conduct and Ethics and any other policies of the Board of Granite REIT or the Board of Granite GP in effect from time to time; and

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ensuring that each of the Boards remains fully informed through direct communication with the Chair of such Board for all significant matters, and dealing with such Boards in a manner that ensures that such Boards are able to provide the best counsel and advice possible.

Orientation and Continuing Education

Granite ensures that new Board members are provided with a basic understanding of Granite’s business, the role of the Boards, their committees and their trustees and directors to assist them in contributing effectively to the Boards. In addition, Granite provides access to an online trustee / director resource centre containing comprehensive trustee / director orientation information as well as historical disclosure materials. This online trustee / director resource centre is periodically updated with publications and other information relevant to the continuing education of the trustees and directors of Granite.

Granite’s ongoing Board education initiatives include frequent business and industry updates from Management as well as presentations from Granite’s independent advisors and guest speakers.

In March 2023, Management provided the Boards with an update presentation on hedging. In May 2023, the Boards participated in a property tour arranged by Management of certain Granite assets located in the Netherlands and Austria. In August 2023, Management provided the Boards with a presentation on new and upcoming regulatory rules for ESG reporting. In November 2023, Management gave a presentation to the Boards on climate change.

Beginning in 2019 Granite became a corporate member of The Institute of Corporate Directors (“ICD”). The ICD membership, which includes individual memberships for each trustee and director, provides access to resources, education and professional development programs on corporate governance, board effectiveness and related matters.

The CGN Committee is responsible for reviewing, monitoring and making recommendations regarding trustee and director orientation and the ongoing development of existing trustees and directors.

The table below lists some of the third-party conferences, seminars, courses, webinars and presentations on a broad range of topics that were attended by individual directors and trustees of Granite between January 1, 2023 and December 31, 2023 as part of their continuing education.

Presented / Hosted By	Topic / Event	Attended By

Canadian Imperial Bank of Canada	Annual Real Estate Conference	Peter Aghar

Informa Connect	RealREIT 2023	Peter Aghar

Informa Connect	Real Estate Forum 2023	Peter Aghar

QuadReal Property Group	Inland Empire Industrial – Market Tour	Remco Daal

REALPAC	REALPAC Regional Roundtable Conference	Remco Daal

ULI Global	Bridging the Occupier /Landlord Gap Webinar	Remco Daal

QuadReal Property Group/JLL	Game Changer – NA Retail Landscape Presentation	Remco Daal

AXA Investment Managers	European Market Research Update Presentation-	Remco Daal

CREW Vancouver	Celebrating the Future of Leadership – Presentation	Remco Daal

REALPAC	REALPAC Executive Summit – Conference	Remco Daal

Informa	Toronto Real Estate Forum – Conference	Remco Daal

European Public Real Estate Association	Annual Conference	Kevan Gorrie

Royal Bank of Canada	REIT Investor Conference	Kevan Gorrie

Royal Bank of Canada	Fixed Income Conference	Kevan Gorrie

Toronto Dominion Securities	REIT Investor Conference	Kevan Gorrie

Canadian Imperial Bank of Canada	Annual Real Estate Conference	Kevan Gorrie

eSentire	Cybersecurity Presentation	Kevan Gorrie

Presented / Hosted By	Topic / Event	Attended By

RE Tech Advisors	ESG Presentation	Kevan Gorrie

Institute of Corporate Directors	Navigating Rising Expectations for Canadian Boards	Fern Grodner

Institute of Corporate Directors	New Climate Disclosure Standards – An Impact on Board Rooms	Fern Grodner

Institute of Corporate Directors	Navigating Climate Governance – Legal Update for Directors	Fern Grodner

Institute of Corporate Directors	M&A and Activism Preparedness – Considerations for Directors	Fern Grodner

CORENET Global Real Estate	ESG Essentials – Course 1	Fern Grodner

CORENET Global Real Estate	ESG Essentials – Course 2	Fern Grodner

Investment Management Corporation of Ontario	Board of Directions Education Program – Board Fundamentals	Kelly Marshall

Rotman Business School – University of Toronto	Black Box of Governance	Al Mawani

McCarthy Tétrault	Canadian Public Company Spin-Offs	Al Mawani

EY Canada	What Audit Committee Need to Know for Q2 023	Al Mawani

Nasdaq Center for Board Excellence	Governing AI Opportunities, Risks, and What’s Next	Al Mawani

Canadian Public Accountability Board	Audit Committee Forum – Real Estate Sector	Al Mawani

McKinsey Global Institute	The Pandemic’s Lasting Impact on Real Estate	Al Mawani

PwC Canada	Annual Financial & Regulatory Reporting Update	Al Mawani

Institute of Corporate Directors	The Psychology of Risk Blind Spots	Al Mawani

Goodmans LLP	Shareholder Activism in Canada	Al Mawani

World Economic Forum	Various Forum Sessions	Sheila A. Murray

Deloitte Canada	Generative AI	Emily Pang

Canadian Public Accounting Board	Real Estate Forum	Emily Pang

E&Y Canada	Finance of the Future – Priorities for Building Tomorrow’s Finance Function	Emily Pang

Deloitte Canada	Directors Series for Audit Committees	Emily Pang

ESG Education Guideline

In connection with Granite’s ESG initiatives, Granite has adopted a guideline whereby within three years from appointment as a Trustee, each Trustee is required to complete an ESG education program, as may be approved by the CGN Committee. All current Trustees shall have until June 30, 2025 to meet this guideline. To date, six Trustees have completed a board level course approved by the CGN Committee including the Competent Board Certificate in ESG and the ICD course on Board Oversight of Climate Change.

Ethical Business Conduct

The Boards have adopted a Code of Conduct and Ethics (the “Code of Conduct”) that applies to all employees, including officers and trustees and directors of Granite. A copy of the Code of Conduct is posted on Granite’s website, www.granitereit.com, and will be sent free of charge to any person upon request in writing addressed to the Associate Director, Legal & Investor Services at Granite’s principal executive offices set out in this Circular. The Audit Committee of each of Granite REIT and Granite GP is charged with monitoring conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct.

Waivers of the Code of Conduct may from time to time be granted in limited circumstances. Any waivers must be granted by the Audit Committee(s) and will be publicly disclosed if required by applicable law, rules and regulations. There have been no such waivers to date.

In order to ensure compliance with the Code of Conduct, employees of Granite who become aware of a violation of the Code of Conduct by others within Granite or one of its subsidiaries are responsible for reporting any violations of the Code of Conduct, through “whistleblowing” mechanisms which Granite has established. Employees may report violations of the Code of Conduct anonymously. The Code of Conduct provides that no one will be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of the Code of Conduct.

The Boards have also adopted an Insider Trading and Blackout Policy to establish a standard with respect to the purchase and sale of Granite’s securities, with which all officers, trustees, directors and employees of Granite and its subsidiaries are expected to comply and a Disclosure Policy to ensure that communications to the public regarding Granite are timely, factual, accurate, complete, broadly disseminated and, where necessary, filed with regulators in accordance with applicable securities laws. The Boards have also adopted an Anti-Bribery Policy, which prohibits the provision of bribes, kickbacks, favours, or any other thing of value, directly or indirectly, to any government official.

Granite is committed to ensuring that each time the Boards act on any particular transaction, each trustee or director who casts a vote is free from any material interest in the transaction and any existing or potential material conflict of interest with Granite or its subsidiaries, affiliates or controlling Unitholders generally. When any transaction is voted on by the Boards, Granite adheres to the requirements of the Granite REIT Declaration of Trust and applicable law that a trustee, director or officer of Granite who: (a) has a material interest in a material contract or transaction with Granite; or (b) is a director or an officer of, or has a material interest in, a person who has a material interest in a material contract or transaction with Granite, shall disclose in writing to the Board or request to have entered in the Board minutes the nature and extent of their interest, and, unless the contract or transaction is one with an affiliate or between Granite REIT and Granite GP, shall not attend any part of a meeting of trustees or directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction. In this way, the Boards ensure that trustees and directors act with a view to the best interests of Granite and are not affected by any relationship that could materially interfere with their ability to exercise independent judgment.

Related Party Transactions

The Audit Committee reviews Granite’s policies relating to the avoidance of conflicts of interest and monitors conflicts of interest (real or perceived) and all proposed related party transactions involving members of the Boards and Management in accordance with Granite’s Code of Conduct. In the case of any transaction or agreement in respect of which any of Granite’s trustees and directors or executive officers has a material interest, the trustee and director or officer is required to disclose their interest. The Audit Committee will review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Boards as may be necessary or desirable under the applicable securities laws. In connection with its annual review of director independence the Boards consider any related party transactions. In 2023, there were no related party transactions reviewed by the Audit Committee.

Risk Management Oversight

The Audit Committee of each of Granite REIT and Granite GP is entrusted with responsibility for overseeing the identification and assessment of the principal risks to the operations of Granite and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to Unitholders and to the long-term viability of Granite. Each Audit Committee performs this function pursuant to a written charter as described under “– Audit Committee of Granite REIT and Granite GP”. Each Audit Committee requires Management to report periodically to the Audit Committee, and each committee reports periodically to the Boards, on the principal risks faced by Granite and the steps implemented by Management to manage these risks.

In fulfilling this risk oversight responsibility, the Audit Committees review a risk matrix prepared and presented by Management to the Audit Committees on a quarterly basis. This risk matrix identifies risks to Granite and assesses the probability of the risks occurring and the potential severity of the impact, should they occur, as well as mitigation strategies and controls intended to reduce such potential impact.

Pursuant to the Board charters, Granite’s Boards are responsible for verifying that internal, financial, non-financial and business control and management information systems have been established by Management.

See “– Board Committees – Audit Committee of Granite REIT and Granite GP”.

Succession Planning

The Board of Granite GP is responsible for developing and periodically reviewing the succession plans of Granite for the Chair, the President and CEO and the other key executive officers of Granite, including the appointment, training and monitoring of such persons, with consideration to the objectives of Granite’s Diversity Policy. The Board has delegated to the CGN Committee responsibility for periodically reviewing and making recommendations to the Board with respect to general succession planning matters and executive development programs.

It is an objective of Granite’s Diversity Policy that diversity be considered in connection with succession planning and the appointment of members of Granite’s executive Management. The Board believes that diversity is important to ensure that the profiles of senior Management provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. Granite currently has one female executive officer and one executive officer that self identifies as a visible minority. Granite has not adopted diversity targets in executive officer positions as the Board believes that such arbitrary targets are not in the best interests of Granite. In connection with the identification and selection process for executive officers the Board believes numerous characteristics are to be considered, including diversity, skills and business experience.

Diversity – Board and Management Representation

During 2023, Granite surveyed the Board and its senior Management to determine the number of individuals that self-identified as belonging to one or more of the groups designated in its Diversity Policy. Participation in the survey was voluntary and, as such, the results represent only those individuals who elected to participate and may not be entirely representative of the designated groups at the Board and senior Management level.

The Boards have three director and trustee nominees who identify as being a visible minority, representing 30% of its trustees and directors, and four director and trustee nominees who identify as women, representing approximately 40% of its trustees and directors. No director and trustee nominee has identified as an Indigenous person or a person with disabilities.

As of March 31, 2024, Granite’s senior Management team, including the CEO, is composed of 17 vice-president level or higher positions globally. Four individuals have identified as women, representing approximately 24% of senior Management. One individual has identified as being a visible minority, representing approximately 6% of senior Management that have chosen to identify. For those individuals that have chosen to identify, no member of senior Management has identified as an Indigenous person or as a person with disabilities. One person of Granite’s senior Management team has chosen not to identify for metrics regarding visible minorities, Indigenous persons or persons with disabilities.

In 2020, Granite revised its Diversity Policy and set a new target that women represent more than 30% of the total membership on the Boards. Currently, Granite has not adopted a target for women in executive positions.

Granite recognizes that diversity is an important consideration in creating and maintaining an effective Board and senior Management team. Granite seeks to ensure that it recruits, attracts and retains high achieving trustees and senior Management with the skills, knowledge, experience and expertise required by Granite to create, protect and grow long-term Unitholder value. As such, diversity is only one of several characteristics considered during the selection process for executive officers.

Environmental, Social, Governance and Resilience (ESG+R)

Granite’s vision is to build a blue chip, globally diversified logistics real estate company that thoughtfully incorporates ESG principles in its portfolio and business practices.

In May 2019, Granite published its first sustainability plan, which states that Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for its Unitholders.

Transparency is a critical component of Granite’s sustainability commitment. In June 2020, Granite published an ESG overview, which provided investors with a progress report against the principles outlined in its Sustainability Plan. In August 2021, Granite issued its first ESG+R report, which established over ten different targets for Granite to pursue over the short, medium, and long term, including, but not limited to, targets relating to: (i) reductions in landlord-controlled operational energy, water usage and greenhouse gas emissions, (ii) establishing on-site renewable energy installations on Granite’s properties, (iii) increasing the proportion of Granite’s portfolio that has obtained third-party green building certifications, and (iv) increasing energy, water, and waste data coverage among Granite’s tenants. In August 2023, Granite issued its third ESG+R report which provided an update on progress against targets.

The following is a selection of key action and performance items of Granite’s ESG+R Program:

Environmental – Actions & Performance

●

Work to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at Granite’s properties[1];

●

Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;

●

Granite is on track to meet its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 2025[2] as solar PV systems with peak generation capacity of 22.79 MW are currently operational on Granite properties;

●	Four beehives have been installed on Granite’s behalf at three properties to promote local biodiversity and engagement with tenants;

●

Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB). On October 12, 2023, Granite issued its third green bond, the $400 million aggregate principal amount of 6.074% Series 7 debentures due April 12, 2029 (the “2029 Debentures”), increasing Granite’s total green bond issuances to a total of $1.4 billion;

●

All properties were sent an annual ESG+R metrics survey in the first quarter of 2023. The survey is used to identify the sustainability initiatives implemented at each property over the past year, including those initiated by tenants. A few highlights from fiscal 2022 include LED lighting installed at 24 properties, irrigation efficiency projects completed at 8 properties, and waste audits conducted at 11 properties, promoting energy savings, water optimization and sustainable waste management; and

●

Granite has exceeded its target to strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030. Currently, 44% of Granite’s properties by GLA or 35% by income producing property count have received third-party green building certifications.

Social – Actions & Performance

●	Granite administered its second Employee Engagement Survey in May 2023 to gain an understanding of employee engagement and the effectiveness of its workplace practices;

●	Contribute at least 500 local currency (USD/CAD/EUR) per income-producing property in Granite’s portfolio toward charitable donations;

[1]	Granite’s emissions reduction targets are aligned with the Paris Accord goal of limiting global warming to two degrees Celsius above pre-industrial levels.
[2]	Onsite solar projects were installed at a total of 12 of Granite’s properties by the end of 2023.

●	As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;

●	Granite established a hybrid working model, providing enhanced work from home flexibility during the work week; and

●

In September 2023, Granite held a company-wide conference in Toronto and Niagara Falls, Ontario where third-party consultants presented updates and progress on Granite’s ESG+R program, cyber security awareness, recent market trends and company performance, and current projects, to all employees.

Governance – Actions & Performance

●	Granite’s 2022 ESG+R Report was issued on August 9, 2023 and follows the GRI framework with TCFD and SASB disclosures;

●	Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;

●	Provide transparency to investors by incorporating ESG+R into regular updates to Unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, and GRI;

●	Monitor asset compliance with government benchmarking requirements and ESG+R related regulations;

●	Granite submitted to GRESB in June 2023 and received a 1st place ranking in its peer group;

●

With a score of 93 out of 100, Granite ranked 10th and the top real estate entity in the 2023 Globe & Mail Board Games governance ranking, out of a total 219 companies comprising the S&P/TSX Composite Index;

●

In June 2022, the Declaration of Trust was amended and restated to, among other things, (i) further align the Declaration of Trust with evolving governance best practices which includes introducing rights and remedies in favour of holders of REIT Units consistent with those available to shareholders of a corporation pursuant to the BCBCA; and (ii) enhance holders of REIT Units’ rights respecting the process for and procedures at holders of REIT Units meetings, including the submission of proposals by holders of REIT Units; and

●

Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate.

Resilience – Actions & Performance

●	Aligning Granite’s resilience program with the TCFD framework;

●	Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in Granite’s underwriting process;

●	Regular evaluation of Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and

●

Granite uses the Moody’s ESG Solutions Climate on Demand tool to manage climate- related analytics which generates a 1-100 risk scores in six physical categories of climate- related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

In April 2020, Granite completed and issued its Green Bond Framework, which complies with the Green Bond Principles developed by the ICMA as of June 2018. The Green Bond Framework has been and will be used by Granite and its subsidiaries for the issuance of green bonds and/or other green financial instruments. Granite also obtained an independent second party opinion from Sustainalytics on its Green Bond Framework indicating alignment with the Green Bond Principles. On June 4, 2020, Granite issued its inaugural green bond, the $500 million aggregate principal amount of 3.062% Series 4 debentures due June 4, 2027 (the “2027 Debentures”). On August 30, 2021, Granite issued its second green bond, the $500 million aggregate principal amount of 2.194% Series 6 debentures due August 30, 2028 (the “2028 Debentures”), and on October 12, 2023, Granite issued its third green bond, the 2029 Debentures. As at December 31, 2023, Granite had allocated 100% of the net proceeds from the 2027 Debentures, 100% of the net proceeds from the 2028 Debentures, and 42% of the net proceeds from the 2029 Debentures to Eligible Green Projects as defined in the Green Bond Framework. Details of the use of proceeds towards Eligible Green Projects can be found in Granite’s Green Bond Use of Proceeds Report for the period ending December 31, 2023, which can be found on Granite’s website at: https://granitereit.com/granite-2023-greenbond-framework.

Sustainability has been an important part of Granite’s investment strategy, as its investment activity has been defined by adding sustainable properties to its portfolio. By focusing on quality and modern physical characteristics in the properties Granite acquires, it believes that it can help to minimize the impact on the environment. Including building expansions and forward purchase assets, Granite currently has two active development projects in Canada and the Netherlands, that are all being developed to achieve green certifications. In June 2023, Granite completed its third annual submission into the GRESB Real Estate Assessment. Granite obtained a score of 79 out of 100 in the GRESB Real Estate Assessment (a 6-point increase from 2022), and a peer group ranking of second out of ten in the Northern American, Industrial Listed, Tenant-Controlled GRESB peer group. Granite maintained its “A” rating for its public disclosure from GRESB and ranked second out of ten in the United States of America Industrial peer group. Further, Granite continues to use Re Tech Advisors (formerly LORD Green Strategies), a consulting firm focused on sustainability matters in the real estate sector, to assist with the continued improvement and implementation of its ESG+R program.

Further information regarding Granite’s programs and initiatives relating to ESG matters can be found under the heading “Environmental, Social, Governance and Resilience (ESG+R)” in the Annual Information Form dated February 28, 2024, which is available on SEDAR+ at www.sedarplus.ca.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Granite, as at March 31, 2024, no trustee, director or officer of Granite, any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Granite or a combination of both carrying more than ten percent of the voting rights attached to all outstanding voting securities of Granite, any Proposed Trustee or Proposed Director, nor any of their respective associates or affiliates has had a material interest, direct or indirect, in any transaction since the beginning of Granite’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Granite or any of its subsidiaries.

MANAGEMENT CONTRACTS

During Granite’s most recently completed financial year, no management functions of Granite or any of its subsidiaries were to any substantial degree performed by a person or company other than the trustees, directors or executive officers of Granite.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action at the Meetings other than those described in the Notice.

Information stated in this Circular is dated as at March 31, 2024 except where otherwise indicated. The contents and the mailing and filing of this Circular have been approved by the Boards.

ADDITIONAL INFORMATION REGARDING GRANITE

Granite files reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR+ at www.sedarplus.ca. Financial information is provided in Granite’s audited combined financial statements and management’s discussion and analysis for its most recently completed financial year.

Unitholders may also request copies of these documents from Granite’s Chief Financial Officer by mail addressed to the Chief Financial Officer of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, by phone at (647) 925-7500, or by e-mail at tneto@granitereit.com.

Unitholder Proposals

The Granite REIT Declaration of Trust and the BCBCA provide for the ability of an eligible holder of REIT Units or holder of GP Shares (meeting certain specified criteria), as applicable, to submit a proposal for consideration at an annual meeting of holders of REIT Units or holder of GP Shares. Such a proposal must be submitted by an eligible holder of REIT Units or holder of GP Shares at least three months before the anniversary date of the previous year’s annual meeting. No such proposals were submitted for purposes of the Meetings. The final date for submission of proposals by holders of REIT Units or holders of GP Shares for inclusion in the circular in connection with next year’s annual meeting of Unitholders is March 6, 2025.

Engagement with Unitholders – Contacting the Boards

Granite has in place procedures to effectively communicate with our Unitholders and other stakeholders, to ensure an open, accessible and timely exchange of information with respect to Granite’s business and performance. Management and the Boards communicate with our Unitholders in a number of ways, including through:

●	quarterly conference calls open to Unitholders and industry analysts in conjunction with the release of Granite’s financial results;

●	regular presentations and meetings with Unitholders and industry analysts; and

●	Granite’s website through which Unitholders and other stakeholders may access our most recent financial filings, investor presentations and conference call recordings.

The Boards believe that it is important to have constructive dialogue and meet directly with Unitholders and other stakeholders, where appropriate. Unitholders, employees and other interested parties may communicate directly with the Boards through the Chair by writing to Mr. Marshall at:

Chair of the Board

Granite Real Estate Investment Trust

77 King Street West, Suite 4010,

P.O. Box 159, Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

or by e-mail at: kmarshall@granitereit.com or chairman@granitereit.com.

Forward-Looking Statements

This Circular contains statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or ‘‘forward looking information’’ within the meaning of applicable securities legislation, including the 1933 Act, as amended, the 1934 Act, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements made with respect to the Meetings and the items of business under consideration including the election of trustees and directors, Granite’s ability to consummate the Arrangement on the terms of the Arrangement Agreement, the timing for the completion of the Arrangement, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as ‘‘outlook’’, ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘should’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘objective’’, ‘‘strategy’’, ‘‘project’’, ‘‘estimate’’, ‘‘seek’’ and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner with the expected impact or at all: Granite’s ability to receive, in a timely manner and on satisfactory terms, the necessary Court, Unitholder, stock exchange and regulatory approvals and consents, and the ability of the Granite to satisfy in a timely manner the conditions to the completion of the Arrangement. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to: the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Tax Act or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio, dispose of any non-core assets on satisfactory terms and pay the expected amount of any distributions; and, the risks set forth herein and in the ‘‘Risk Factors’’ section of the AIF which is available on SEDAR+ at www.sedarplus.ca, which investors are strongly advised to review. The

‘‘Risk Factors’’ section of the AIF also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this Circular to reflect subsequent information, events or circumstances or otherwise.

Non-IFRS Measures and Non-IFRS Ratios

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite’s business. For definitions and reconciliations to IFRS measures, please refer, to the “Basis of Presentation”, and “Non-IFRS Performance Measures” and “Non-IFRS Ratios” sections in the MD&A for additional information, including definitions and reconciliations to IFRS measures, which can be found under Granite REIT’s profile on SEDAR+ at www.sedarplus.ca, which sections are incorporated by reference herein.

Kevan Gorrie	Teresa Neto
President and Chief Executive Officer	Chief Financial Officer

APPENDIX “A”

GRANITE REAL ESTATE INVESTMENT TRUST

BOARD OF TRUSTEES CHARTER

As of March 8, 2023

Last Reviewed: February 28, 2024

Purpose

The members of the Board of Trustees (the “Board”) of Granite Real Estate Investment Trust (the “Trust”) have the duty to supervise the management of the business and affairs of the Trust. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the President and Chief Executive Officer (the “CEO”), to pursue the best interests of the Trust. The Board shall be responsible for exercising its powers and taking such actions as may be necessary or desirable in order to comply with the provisions of the Declaration of Trust of the Trust, as amended from time to time.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of trustees; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Declaration of Trust of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, and financial position and performance. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Compensation, Governance and Nominating Committee of the Board of Directors of Granite REIT Inc. (the “Company Board”).

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Unless the Board decides otherwise, it will endeavour to nominate only independent members to the Board except for the CEO and, if considered desirable past CEOs, who are considered non-independent under NP-58-201.

Chair of the Board

The Chair of the Board shall be an independent trustee.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Corporate Governance

General

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee of the Company Board concerning the Trust’s approach to corporate governance.

Trustee Independence

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee of the Company Board that evaluate the trustee independence standards established by the Board (including the definition of independence and the proportion of independent trustees) and the Board’s ability to act independently of management in fulfilling its duties.

Board of Trustees Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Trust. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the matter will be brought forward to the Board for consideration. The Board, in conjunction with the CEO and the Chief Financial Officer, shall periodically review the Trust’s Disclosure Policy, including measures for receiving feedback from the Trust’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Unitholders

The Trust endeavors to keep its unitholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Trust shall maintain on its website a contact email address that will permit unitholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the Audit Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved a charter for the Audit Committee and shall approve charters for any Board committees created in the future.

Delegation to Committees

The Board has delegated to the Audit Committee those duties and responsibilities set out in the Audit Committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of each committee and a chair of the Investment Committee and the Compensation, Governance and Nominating Committee, and any other committee of the Board other than the Audit Committee, after receiving recommendations from the Compensation, Governance and Nominating Committee.

Meetings and Resources

Meeting Participation

Each trustee is encouraged to use their best efforts to attend all meetings of the Board and the committees of the Board of which such trustee is a member. Trustees will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

In Camera Sessions

The Board shall hold meetings, or portions of meetings, at which management and non-independent trustees are not present.

Service on Other Boards

Trustees may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must seek clearance from the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than Granite REIT Inc.). The Chair will confirm approval by email within 48 hours or indicate the need to discuss with the Compensation, Governance and Nominating Committee and provide a timeline for a response.

In any case, a trustee who is also an executive officer of a public issuer, including any executive officer of the Trust, must not serve on the boards of more than two public issuers, including the public issuer of which he or she is an executive officer, and each other trustee must not serve on the boards of more than four public issuers. For greater certainty, the Board and the Company Board shall count as a single board for the purpose of this paragraph.

Additionally, to avoid actual or perceived conflicts of interest, (i) two or more trustees must not serve together on the boards of more than one public issuer other than the Trust and Granite REIT Inc., (ii) a trustee must not serve on the board of any non-public issuer if two or more other trustees serve on such board, (iii) a trustee who is a senior officer of the Trust must not serve on the board of an issuer if another trustee of the Trust is a senior officer of such issuer, and (iv) a trustee who is a senior officer of another issuer must not serve on the Board if a senior officer of the Trust serves on the board of such other issuer. For greater certainty, the Board and the Company Board shall count as a single board for the purpose of this paragraph.

Access to Management and Outside Advisors

The Board shall have unrestricted access to employees of Granite REIT Inc. and its subsidiaries. The Board shall have the authority to seek, retain and terminate external legal counsel, consultants or other advisors, from a source independent of management, to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors and other retention terms. The Trust shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Recommendations of Committees of the Company Board

The Board shall receive and consider any recommendations made to it by the Compensation, Governance and Nominating Committee of the Company Board with respect to trustee nominations for each annual meeting of unitholders of the Trust and any recommendations with respect to the remuneration to be paid to, and the benefits to be provided to, trustees of the Trust.

Management

Position Descriptions for Trustees

The Board has approved position descriptions for the Chair and the chair of the Audit Committee. The Board shall review such position descriptions from time to time, as required.

Position Description for CEO

The Board has approved a position description for the CEO, which includes delineating management’s responsibilities.

APPENDIX “B”

GRANITE REIT INC.

BOARD OF DIRECTORS CHARTER

As of March 8, 2023

Last Reviewed: February 28, 2024

Purpose

The members of the Board of Directors (the “Board”) of Granite REIT Inc. (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the President and Chief Executive Officer (the “CEO”), to pursue the best interests of the Company.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Articles and By-laws of the Company.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise and discuss with the chair of the Compensation, Governance and Nominating Committee.

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Unless the Board decides otherwise, it will endeavour to nominate only independent members to the Board except for the CEO and, if considered desirable, past CEOs, who are considered non-independent under NP-58-201.

Chair of the Board

The Chair of the Board shall be an independent director.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall periodically review and, if advisable, approve the Company’s strategic planning process and the Company’s strategic plan. In discharging this responsibility, the Board shall review at least annually the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry.

Business and Capital Plans

The Board shall periodically review and, if advisable, approve the Company’s budget and corporate targets. The Board shall receive and consider any recommendation made to it by the Investment Committee of the Board relating to the authorization of major investments and significant allocation of capital.

Environmental, Social and Governance (“ESG”) Plan

The Board shall periodically review the Company’s approach, policies and practices related to ESG matters.

Cybersecurity

The Board shall periodically review the Company’s approach, policies and practices related to cybersecurity and its related risks.

Risk Management

General

The Board shall periodically review reports provided by the Audit Committee of principal risks associated with the Company’s business and operations and the systems implemented to identify, assess, manage and mitigate these risks.

Verification of Controls

The Board shall verify that appropriate internal, financial, non-financial and business control and management information systems have been established and are being maintained by management.

Human Resource Management

General

The Board shall periodically review a report of the Compensation, Governance and Nominating Committee concerning the Company’s approach to executive and Board compensation.

Succession Review

The Board shall develop and review periodically the succession plans of the Company for the Chair, the CEO and other key executive officers, including the appointment, training and monitoring of such persons, with consideration to the objectives of the Diversity Policy of the Company and Granite Real Estate Investment Trust (the “Trust”).

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company and that the CEO and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

General

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee concerning the Company’s approach to corporate governance.

Director Independence

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee that evaluate the director independence standards established by the Board (including the definition of independence and the proportion of independent directors) and the Board’s ability to act independently of management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review reports of the Audit Committee relating to compliance with, or material deficiencies from, the Code, and shall review any reports from the Audit Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the matter will be brought forward to the Board for consideration. The Board, in conjunction with the CEO and the Chief Financial Officer, shall periodically review the Company’s Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the following committees: the Audit Committee, the Investment Committee and the Compensation, Governance and Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved charters for each established Board committee and shall approve charters for any Board committee established in the future.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of each committee and a chair of the Investment Committee and the Compensation, Governance and Nominating Committee, and any other committee of the Board other than the Audit Committee, after receiving recommendations from the Compensation, Governance and Nominating Committee.

Meetings and Resources

Meeting Participation

Each director is encouraged to use their best efforts to attend all meetings of the Board and the committees of the Board of which such director is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

In Camera Sessions

The Board shall hold meetings, or portions of meetings, at which management and non-independent directors are not present.

Service on Other Boards

Directors may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must seek clearance from the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than the Trust). The Chair will confirm approval by email within 48 hours or indicate the need to discuss with the Compensation, Governance and Nominating Committee and provide a timeline for a response.

In any case, a director who is also an executive officer of a public issuer, including any executive officer of the Company, must not serve on the boards of more than two public issuers, including the public issuer of which he or she is an executive officer, and each other director must not serve on the boards of more than four public issuers. For greater certainty, the Board and the Board of Trustees of the Trust shall count as a single board for the purpose of this paragraph.

Additionally, to avoid actual or perceived conflicts of interest, (i) two or more directors must not serve together on the boards of more than one public issuer other than the Company and the Trust, (ii) a director must not serve on the board of any non-public issuer if two or more other directors serve on such board, (iii) a director who is a senior officer of the Company must not serve on the board of an issuer if another director of the Company is a senior officer of such issuer, and (iv) a director who is a senior officer of another issuer must not serve on the Board if a senior officer of the Company serves on the board of such other issuer. For greater certainty, the Board and the Board of Trustees of the Trust shall count as a single board for the purpose of this paragraph.

Access to Employees and Outside Advisors

The Board shall have unrestricted access to employees of the Company, and its subsidiaries. The Board shall have the authority to seek, retain and terminate external legal counsel, consultants or other advisors, from a source independent of management, to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors, and other retention terms. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the committee chairs. The Board shall review such position descriptions from time to time, as required.

Position Description for CEO

The Board has approved a position description for the CEO, which includes delineating management’s responsibilities. The Board has also approved the organizational goals and objectives that the CEO has responsibility for meeting. The Board shall periodically review a report of the Compensation, Governance and Nominating Committee reviewing this position description and such organizational goals and objectives.

Appointment and Terms of Employment of Other Officers

The Board shall review the recommendations of the Compensation, Governance and Nominating Committee respecting the appointment of the Chief Financial Officer, and all other officers appointed by the Board and, if advisable, after consideration of the objectives of the Diversity Policy of the Company and the Trust, approve, any such appointment.

APPENDIX “C”

GRANITE REIT ARRANGEMENT RESOLUTION

AND

GRANITE GP ARRANGEMENT RESOLUTION

Granite REIT Arrangement Resolution

WHEREAS the trustees of Granite Real Estate Investment Trust (“Granite REIT”) have proposed to effect the plan of arrangement (the “Plan of Arrangement”) as described in the joint management information circular/proxy statement of Granite REIT and Granite REIT Inc. (“Granite GP”) dated April 10, 2024 (the “Circular”) with respect to the annual general and special meetings of unitholders of Granite REIT and shareholders of Granite GP held on June 6, 2024;

AND WHEREAS the trustees of Granite REIT have determined that it is in the best interests of Granite REIT to effect the Plan of Arrangement;

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Granite REIT and Granite GP, pursuant to an arrangement agreement between Granite REIT and Granite GP dated April 10, 2024, (the “Arrangement Agreement”), the full text of which is set out in Appendix “D” to the Circular (as the Arrangement Agreement may be amended, modified or supplemented in accordance with its terms), and all transactions contemplated thereby, is hereby ratified, authorized, confirmed, approved and adopted;

2.

the Arrangement Agreement, contained in Appendix “D” to the Circular, and all transactions contemplated therein, all actions of the trustees of Granite REIT in approving the Arrangement and the Arrangement Agreement and all actions of the directors of Granite REIT in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby ratified, authorized, confirmed, approved and adopted;

3.

the Plan of Arrangement, the full text of which is set out as Exhibit A to the Arrangement Agreement (as the Plan of Arrangement may be amended, modified or supplemented in accordance with its terms), is hereby ratified, authorized, confirmed, approved and adopted;

4.

Granite REIT is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended);

5.

the trustees of Granite REIT are hereby authorized to enter into an amended and restated Granite REIT Declaration of Trust (as defined in the Circular), to give effect to the Plan of Arrangement and as a consequence of the Plan of Arrangement and otherwise as contemplated in the Circular, together with such minor or clerical amendments to the Granite REIT Declaration of Trust as they, in their sole discretion, approve;

6.

the trustees of Granite REIT are hereby authorized to approve and/or enter into amended and restated equity compensation plans (including an Incentive Stock Option Plan, Non-Employee Director Share-Based Compensation Plans and Executive Unit Plan) (collectively, the “REIT Documents”) as amended, supplemented or amended and restated in each case as may be necessary or desirable to give effect to the Plan of Arrangement or as are otherwise described in the Circular and such REIT Documents are hereby ratified, authorized, confirmed, approved and adopted;

7.

an Existing Stapled Unit Event of Uncoupling (as defined in the Plan of Arrangement) is approved to occur, and shall be deemed to have occurred, on the Effective Date as provided in the Plan of Arrangement;

8.

any trustee or officer of Granite REIT is hereby authorized to enter into, to execute or cause to be executed on behalf of Granite REIT or to prepare and deliver or cause to be prepared and delivered all such documents, agreements and instruments, including an amended or restated Granite REIT Declaration of Trust, the REIT Documents and any other documents, agreements and instruments involving Granite REIT, in each case as may be amended, supplemented or amended and restated, and to cause to be done all such other acts and things as such trustee or officer shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution or preparation and delivery of such document, agreement or instrument or the doing of any such act or thing; and

9.

notwithstanding that this resolution has been passed by the holders of units of Granite REIT, or that the Plan of Arrangement has been approved by the Court (as defined in the Plan of Arrangement), the trustees of Granite REIT are hereby authorized and empowered without further notice to or approval of the holders of units of Granite REIT to:

a.	modify the specific steps involved in the Plan of Arrangement, to the extent permitted by the Plan of Arrangement;

b.

determine the timing and arrange for the implementation of the Plan of Arrangement, or to otherwise amend, modify or supplement the Plan of Arrangement, to the extent permitted by the Plan of Arrangement;

c.	decide not to proceed with the Plan of Arrangement;

d.

enter into or amend, both before and following the effective date of the Plan of Arrangement, any document, agreement or instrument (including the Granite REIT Declaration of Trust and the REIT Documents) as is necessary or desirable to implement, effect, record, document, evidence or reflect the Plan of Arrangement; and

e.	revoke this special resolution before it is acted on.

Granite GP Arrangement Resolution

WHEREAS the directors of Granite REIT Inc. (“Granite GP”) have proposed to effect the plan of arrangement (the “Plan of Arrangement”) as described in the joint management information circular/proxy statement of Granite GP and Granite Real Estate Investment Trust (“Granite REIT”)

dated April 10, 2024 (the “Circular”) with respect to the annual general and special meetings of shareholders of Granite GP and unitholders of Granite REIT held on June 6, 2024;

AND WHEREAS the directors of Granite GP have determined that it is in the best interests of Granite GP to effect the Plan of Arrangement;

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Granite REIT and Granite GP, pursuant to an arrangement agreement between Granite REIT and Granite GP dated April 10, 2024, (the “Arrangement Agreement”), the full text of which is set out in Appendix “D” to the Circular (as the Arrangement Agreement may be amended, modified or supplemented in accordance with its terms), and all transactions contemplated thereby, is hereby ratified, authorized, confirmed, approved and adopted;

2.

the Arrangement Agreement, contained in Appendix “D” to the Circular, and all transactions contemplated therein, all actions of the directors of Granite GP in approving the Arrangement and the Arrangement Agreement and all actions of the directors of Granite GP in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are hereby ratified, authorized, confirmed, approved and adopted;

3.

the Plan of Arrangement, the full text of which is set out as Exhibit A to the Arrangement Agreement (as the Plan of Arrangement may be amended, modified or supplemented in accordance with its terms), is hereby ratified, authorized, confirmed, approved and adopted;

4.

Granite GP is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended);

5.

the directors of Granite GP are hereby authorized to approve and/or enter into amended and restated equity compensation plans (including an Incentive Stock Option Plan, Non-Employee Director Share-Based Compensation Plans and Executive Unit Plan) (collectively, the “GP Documents”) as amended, supplemented or amended and restated in each case as may be necessary or desirable to give effect to the Plan of Arrangement or as are otherwise described in the Circular and such GP Documents are hereby ratified, authorized, confirmed, approved and adopted;

6.

any director or officer of Granite GP is hereby authorized to enter into, to execute or cause to be executed on behalf of Granite GP or to prepare and deliver or cause to be prepared and delivered all such documents, agreements and instruments, including the GP Documents and any other documents, agreements and instruments involving Granite GP, in each case as may be amended, supplemented or amended and restated, and to cause to be done all such other acts and things as such director or officer shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution or preparation and delivery of such document, agreement or instrument or the doing of any such act or thing; and

7.

notwithstanding that this resolution has been passed by the holders of common shares of Granite GP, or that the Plan of Arrangement has been approved by the Court (as defined in the Plan of Arrangement), the directors of Granite GP are hereby authorized and empowered without further notice to or approval of the holders of common shares of Granite GP to:

a.	modify the specific steps involved in the Plan of Arrangement, to the extent permitted by the Plan of Arrangement;

b.

determine the timing and arrange for the implementation of the Plan of Arrangement, or to otherwise amend, modify or supplement the Plan of Arrangement, to the extent permitted by the Plan of Arrangement;

c.	decide not to proceed with the Plan of Arrangement;

d.

enter into or amend, both before and following the effective date of the Plan of Arrangement, any document, agreement or instrument (including the GP Documents) as is necessary or desirable to implement, effect, record, document, evidence or reflect the Plan of Arrangement; and

e.	revoke this special resolution before it is acted on.

Execution Version

APPENDIX “D”

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 10th day of April, 2024 between:

GRANITE REIT INC.

(“Granite GP”)

and

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT”)

WHEREAS:

(a)

Granite REIT and Granite GP wish to undertake an arrangement involving, among other things, the holders of Granite GP Shares (as defined herein) (each Granite GP Share being a component of a Stapled Unit (as defined herein)), disposing of their Granite GP Shares to Granite REIT in exchange for a fraction of a Granite REIT Unit (as defined herein), followed by a consolidation of the Granite REIT Units;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (British Columbia); and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1    Definitions

In this Agreement, the following terms have the following meanings:

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules and exhibits to this arrangement agreement) as amended, modified or supplemented from time to time, and not to any particular article, section, schedule, exhibit or other portion of this arrangement agreement;

“Arrangement” means the proposed arrangement under Section 288 of the BCBCA on the terms and conditions set out in the Plan of Arrangement, and any amendments, modifications or supplements thereto made in accordance with the terms thereof or made at the direction of the Court in the Final Order;

“Arrangement Resolutions” means the Granite REIT Arrangement Resolution and the Granite GP Arrangement Resolution;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

Execution Version

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the Province of British Columbia or the Province of Ontario, on which the principal commercial banks in downtown Vancouver and downtown Toronto are generally open for the transaction of commercial banking business;

“Circular” means the management information circular of Granite REIT and Granite GP, including the schedules thereto, dated April 10, 2024 distributed or otherwise made available to holders of Stapled Units in connection with the Meetings;

“Closing Certificate” means a certificate in a form acceptable to both Granite REIT and Granite GP which, when signed by an authorized representative of both Granite REIT and Granite GP, will constitute their acknowledgement that the condition precedents to implement the Plan of Arrangement pursuant to this Agreement have been satisfied to their respective satisfaction or waived;

“Court” means the Supreme Court of British Columbia;

“Effective Date” has the meaning ascribed thereto in Section 2.2 of this Agreement;

“Effective Time” means 8:30 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as Granite REIT and Granite GP may agree;

“Existing Stapled Unit Event of Uncoupling” means an event whereby each Granite REIT Unit is no longer required to be transferred together with a Granite GP Share (and vice versa), an event that occurs only: (a) in the event that holders of Granite REIT Units vote in favour of the uncoupling of Granite REIT Units and Granite GP Shares such that the two securities will trade separately; or (b) at the sole discretion of the trustees of Granite REIT, but only in the event of the bankruptcy, insolvency, winding-up or reorganization (under an applicable law relating to insolvency) of Granite REIT or Granite GP or the taking of corporate action by Granite REIT or Granite GP in furtherance of any such action or the admitting in writing by Granite REIT or Granite GP of its inability to pay its debts generally as they become due, as provided in the Granite REIT Declaration of Trust and the articles of Granite GP;

“Final Order” means the final order made by the Court approving the Plan of Arrangement pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Granite GP” means Granite REIT Inc., a corporation incorporated under the BCBCA;

“Granite GP Arrangement Resolution” means the special resolutions of the holders of Granite GP Shares authorizing and approving the Arrangement;

“Granite GP Meeting” means the annual and special meeting of holders of Granite GP Shares to be held on June 6, 2024, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon the Granite GP Arrangement Resolution;

“Granite GP Shares” means, collectively, the common shares of Granite GP, and “Granite GP Share” means any one of them;

“Granite REIT” means Granite Real Estate Investment Trust, a trust formed under the laws of Ontario, or, where the context so requires, the trustees of Granite Real Estate Investment Trust acting in their capacity as trustees;

Execution Version

“Granite REIT Arrangement Resolution” means the special resolutions of the holders of Granite REIT Units authorizing and approving the Arrangement;

“Granite REIT Declaration of Trust” means the declaration of trust of Granite REIT, as amended, modified or supplemented from time to time;

“Granite REIT Meeting” means the annual and special meeting of the holders of Granite REIT Units to be held on June 6, 2024, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon the Granite REIT Arrangement Resolution;

“Granite REIT Units” means, collectively, the units of Granite REIT designated as “Units” under the Granite REIT Declaration of Trust, and “Granite REIT Unit” means any one of them;

“Interim Order” means the interim order of the Court with respect to the Arrangement pursuant to Section 291 of the BCBCA confirming, among other things, the calling and holding of the Meetings and the voting thereat, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Meetings” means, collectively, the Granite REIT Meeting and the Granite GP Meeting;

“NYSE” means the New York Stock Exchange.

“Plan of Arrangement” means the plan of arrangement of Granite GP, substantially in the form attached hereto as Exhibit A, and any amendment, modification or supplement made in accordance with the terms thereof;

“Stapled Unit” means one Granite REIT Unit and one Granite GP Share which, until an Existing Stapled Unit Event of Uncoupling occurs, trade together; and

“TSX” means the Toronto Stock Exchange.

1.2   Currency

Unless otherwise specified, all references in this Agreement to money amounts are to the lawful currency of Canada.

1.3   Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, schedules and exhibits and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4   Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, exhibits and schedules are to articles, sections, exhibits and schedules of this Agreement.

1.5   Extended Meanings

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. Where the word “including” or “includes” is used, it means “including (or includes) without limitation”.

Execution Version

1.6   References to Granite REIT

Where any reference is made herein to an act to be performed by, for or on behalf of, or an obligation of, Granite REIT, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of, or an obligation of, the trustee or trustees of Granite REIT, in their capacity as trustee or trustees of Granite REIT, to the extent necessary to give effect thereto.

1.7   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

1.8   Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1   Court Applications

In connection with the Arrangement, Granite REIT and Granite GP shall:

(a)

forthwith following the date of this Agreement file, proceed with and prosecute an application for an Interim Order under Section 291 of the BCBCA providing for, among other things, the calling and holding of the Meetings for the purpose of considering and, if thought advisable, approving the Arrangement Resolutions;

(b)

subject to the terms of this Agreement and obtaining all necessary approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order or otherwise, including approval of the applicable Arrangement Resolutions by the holders of Granite REIT Units and by the holders of Granite GP Shares, as applicable, take steps necessary to submit the Arrangement to the Court and apply for the Final Order on or before June 30, 2024; and

(c)

prior to the hearing required to approve the Arrangement, advise the Court that Granite REIT and Granite GP intend to rely on the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to the issuance of the Granite REIT Units pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

2.2   Implementation of the Arrangement

Subject to the terms of this Agreement, including satisfaction or waiver of the conditions set forth herein on such date as Granite REIT and Granite GP may agree (the “Effective Date”) as reflected in the Closing Certificate, from and after the Effective Time, the Plan of Arrangement will have all effect provided by applicable law, including the BCBCA. The Effective Date shall be a Business Day unless Granite REIT and Granite GP agree otherwise.

Execution Version

2.3   Effective Time

The Arrangement shall become effective at the Effective Time in the manner provided in the Plan of Arrangement and the transactions comprising the Arrangement shall occur and shall be deemed to have occurred as set out therein without any further act or formality.

2.4   U.S. Securities Law Matters

The Granite REIT Units to be issued pursuant to the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended.

ARTICLE 3

COVENANTS

3.1   Covenants of the Parties

Each of the parties hereto covenants and agrees that, subject to the terms of this Agreement, including satisfaction or waiver of the conditions set forth herein, it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b)

use all reasonable efforts to obtain all consents, exemptions, approvals, assignments, waivers and amendments to or terminations of any instruments considered necessary or desirable by the parties in connection with the Arrangement and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date; and

(d)	to the extent applicable to it, carry out the terms of the Interim Order and Final Order and implement the transactions contemplated by this Agreement and the Arrangement.

3.2   Covenants of Granite REIT

Granite REIT covenants and agrees that it will:

(a)

solicit proxies to be voted at the Granite REIT Meeting in favour of the Granite REIT Arrangement Resolution and, together with Granite GP, prepare the Circular and proxy solicitation materials and any amendments, modifications or supplements thereto as required by, and in compliance with, the Interim Order, applicable securities laws and the Granite REIT Declaration of Trust, file such materials as required under applicable securities laws in a timely and expeditious manner and distribute “notice-and-access” materials with respect to the Granite REIT Meeting and, where required, the Circular or other Granite REIT Meeting materials, in accordance with applicable securities laws and the Interim Order; and

Execution Version

(b)

convene the Granite REIT Meeting as contemplated by the Interim Order and conduct the Granite REIT Meeting in accordance with the Interim Order, the Granite REIT Declaration of Trust and as otherwise required by law.

3.3   Covenants of Granite GP

Granite GP covenants and agrees that it will:

(a)

solicit proxies to be voted at the Granite GP Meeting in favour of the Granite GP Arrangement Resolution and, together with Granite REIT, prepare the Circular and proxy solicitation materials and any amendments, modifications or supplements thereto as required by, and in compliance with, the Interim Order, applicable securities laws and the articles of Granite GP, file such materials as required under applicable securities laws in a timely and expeditious manner and distribute “notice-and-access” materials with respect to the Granite GP Meeting and, where required, the Circular or other Granite GP Meeting materials, in accordance with applicable securities laws and the Interim Order; and

(b)

convene the Granite GP Meeting as contemplated by the Interim Order and conduct the Granite GP Meeting in accordance with the Interim Order, the articles of Granite GP and as otherwise required by law.

3.4   Amendment of the Granite REIT Declaration of Trust

Each of the parties hereto agrees that, subject to the terms of this Agreement, including satisfaction or waiver of the conditions set forth herein, under the Arrangement the Granite REIT Declaration of Trust will be amended in a manner satisfactory to the trustees of Granite REIT as may be necessary or desirable to give effect to and reflect the Arrangement including to reflect termination of the Stapled Unit structure.

3.5   Amendment of Plans

Each of the parties hereto agrees that, in connection with the Arrangement, applicable equity-based plans of Granite REIT, Granite GP and/or Granite Real Estate Inc. will be amended or adjusted in a manner satisfactory to Granite REIT as may be necessary or desirable to give effect to and reflect the Arrangement and termination of the Stapled Unit structure.

ARTICLE 4

CONDITIONS PRECEDENT

4.1   Mutual Conditions

The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the fulfillment or satisfaction, at or before the Effective Time, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)

the Interim Order shall have been granted in form and substance satisfactory to Granite REIT and Granite GP, acting reasonably, not later than April 30, 2024 or such later date as Granite REIT and Granite GP may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

Execution Version

(b)

the Granite REIT Arrangement Resolution shall have been approved by the requisite number of votes cast by the holders of Granite REIT Units at the Granite REIT Meeting, and the Granite GP Arrangement Resolution shall have been approved by the requisite number of votes cast by the holders of Granite GP Shares at the Granite GP Meeting, in accordance with the provisions of the Interim Order, the Granite REIT Declaration of Trust, the articles of Granite GP and any applicable regulatory requirements;

(c)

a Final Order approving the Plan of Arrangement shall have been granted in form and substance satisfactory to Granite REIT and Granite GP, acting reasonably, not later than June 30, 2024 or such later date as Granite REIT and Granite GP may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)

no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated, announced, proposed or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)

makes or seeks to make illegal or otherwise directly or indirectly restrains, enjoins or prohibits, or seeks to restrain, enjoin or prohibit the Arrangement or any other transactions contemplated herein or in the Plan of Arrangement;

(ii)

prohibits or ceases trading in, or imposes material limitations on the trading of, Granite REIT Units, Granite GP Shares or Stapled Units, or seeks to do any of the foregoing (other than, for greater certainty, with respect to provisions regarding the “stapling” and trading together of Granite REIT Units and Granite GP Shares as Stapled Units (unless an Existing Stapled Unit Event of Uncoupling occurs); or

(iii)	results in or seeks a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein or in the Plan of Arrangement;

(e)

there shall not have occurred any change or proposed change in the income tax laws of Canada or the United States or any other jurisdiction, or the interpretation or administration thereof, which change would, as a consequence of the completion of the Arrangement, be material and adverse to Granite REIT or Granite GP (on a combined and consolidated basis, as applicable) or their respective unitholders or shareholders, as the case may be;

(f)

no breach or default or event of default will result under material debt contracts or indentures or other material agreements of Granite REIT or Granite GP or any of their respective subsidiary entities directly or indirectly relating to or as a result of the transactions contemplated herein or in the Plan of Arrangement;

(g)

all material regulatory consents, exemptions and approvals considered necessary or desirable by the parties with respect to the transactions contemplated under the Arrangement shall have been granted, completed or obtained including consents, exemptions and approvals from applicable securities regulatory authorities with respect to Granite REIT and from the TSX and the NYSE;

Execution Version

(h)

all material third party consents, waivers, exemptions and approvals and/or agreements or amendments or supplements to agreements or indentures, considered necessary or desirable by the parties with respect to the transactions contemplated under the Arrangement, including with respect to outstanding securities (if any) that are convertible into, or exercisable or exchangeable for, Stapled Units, shall have been entered into, completed or obtained prior to implementation of the Arrangement or will be entered into, completed or obtained concurrently with implementation of the Arrangement; and

(i)	the Granite REIT Units shall remain listed on the TSX and the NYSE, subject only to customary conditions acceptable to Granite REIT and Granite GP, acting reasonably.

4.2   Additional Conditions to Obligations of Granite REIT

In addition to the conditions contained in Section 4.1, the obligation of Granite REIT to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by it without prejudice to its right to rely on any other condition:

(a)

each of the covenants, acts and undertakings of Granite GP to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with; and

(b)	the trustees of Granite REIT shall not have determined, in their sole and absolute discretion, not to proceed with the Arrangement.

4.3   Additional Conditions to Obligations of Granite GP

In addition to the conditions contained in Section 4.1, the obligation of Granite GP to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by it without prejudice to its right to rely on any other condition:

(a)

each of the covenants, acts and undertakings of Granite REIT to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with; and

(b)	the directors of Granite GP shall not have determined, in their sole and absolute discretion, not to proceed with the Arrangement.

4.4   Notice and Effect of Failure to Comply with Conditions

If any of the conditions set forth in Sections 4.1, 4.2 or 4.3 hereof shall not be satisfied or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the satisfaction thereof, then a party for whose benefit the condition is provided may rescind and terminate this Agreement; provided that the party intending to rely thereon has delivered a written notice to the other party or parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-satisfaction of the applicable conditions and the party in breach shall have failed to cure such breach or non-satisfaction within ten Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

Execution Version

4.5   Satisfaction of Conditions

The conditions set out in this Article 4 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 5

AMENDMENT AND TERMINATION

5.1   Amendments

This Agreement may, at any time and from time to time before or after the Meetings, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the holders or former holders of Stapled Units pursuant to the Arrangement shall be brought to the attention of the Court and is subject to such requirements as may be ordered by the Court.

5.2   Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties hereto;

(b)	the Arrangement shall not have become effective on or before January 2, 2025 or such later date as may be agreed to by Granite REIT and Granite GP; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 6

GENERAL

6.1   Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.2   No Assignment

No party may assign its rights or obligations under this Agreement except pursuant to the Plan of Arrangement (including upon or in connection with the termination, liquidation or dissolution of a party thereunder) or as agreed by the other parties.

6.3   Confirmation

For greater certainty, none of the covenants of the parties contained herein shall prevent the trustees of Granite REIT or the directors of Granite GP from pursuing or responding to any inquiry, submission or proposal regarding any acquisition or disposition of assets or any proposal to amalgamate, merge or effect an arrangement or similar transaction or any take-over bid or acquisition proposal generally or making any disclosure to securityholders or otherwise with respect thereto which in the judgment of the trustees of Granite REIT or the directors of Granite GP is necessary or desirable.

Execution Version

6.4   Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

6.5   Further Assurances

Each of the parties hereto shall make, do and execute, or cause to be made, done and executed, all such further acts, filings, deeds, agreements, indentures, supplemental indentures, amendments, forms, transfers, assurances, instruments or documents as may reasonably be requested or required by any of them in order to implement, effect, record or further document or evidence any of the transactions or events set out herein and in the Arrangement.

6.6   Obligations of Granite REIT

The obligations of Granite REIT hereunder are not personally binding upon any trustee of Granite REIT, any registered or beneficial holder of Stapled Units or Granite REIT Units, or any annuitant under a plan of which a registered or beneficial holder of Stapled Units or Granite REIT Units acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing, but the property of Granite REIT, or a specific portion thereof only shall be bound by such obligations. Any obligation of Granite REIT set out herein shall to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the first sentence of this Section 6.6, an obligation of the trustees of Granite REIT in their capacity as trustees of Granite REIT.

6.7   Counterparts

This Agreement may be executed in counterparts, in original, facsimile or electronic form, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

GRANITE REAL ESTATE INVESTMENT TRUST

Per:	(signed) Kevan Gorrie
Name: Kevan Gorrie Title: President and Chief Executive Officer

GRANITE REIT INC.

Per:	(signed) Kevan Gorrie
Name: Kevan Gorrie Title: President and Chief Executive Officer

[Arrangement Agreement]

EXHIBIT A

PLAN OF ARRANGEMENT

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PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) INVOLVING

GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST

ARTICLE 1

INTERPRETATION

1.1   Definitions

In this Plan of Arrangement, the following terms have the following respective meanings:

(a)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean this arrangement under Section 288 of the BCBCA on the terms and conditions set out in this Plan of Arrangement, and any amendments, modifications or supplements thereto made in accordance with Article 5 of this Plan of Arrangement, or made at the direction of the Court in the Final Order;

(b)	“Arrangement Agreement” means the arrangement agreement dated as of April 10, 2024 between Granite GP and Granite REIT, as amended, modified or supplemented from time to time;

(c)	“Arrangement Resolutions” means the Granite REIT Arrangement Resolution and the Granite GP Arrangement Resolution;

(d)	“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

(e)

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the Province of British Columbia or the Province of Ontario, on which the principal commercial banks in downtown Vancouver and downtown Toronto are generally open for the transaction of commercial banking business;

(f)	“Court” means the Supreme Court of British Columbia;

(g)	“Closing” means the closing of the transactions contemplated by the Arrangement Agreement;

(h)	“Effective Date” means the date on which Closing occurs.

(i)	“Effective Time” means 8:30 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as Granite REIT and Granite GP may agree;

(j)

“Existing Stapled Unit Event of Uncoupling” means an event whereby each Granite REIT Unit is no longer required to be transferred together with a Granite GP Share (and vice versa), an event that occurs only: (i) in the event that holders of Granite REIT Units vote in favour of the uncoupling of Granite REIT Units and Granite GP Shares such that the two securities will trade separately; or (ii) at the sole discretion of the trustees of Granite REIT, but only in the event of the bankruptcy, insolvency, winding-up or reorganization (under an applicable law relating to insolvency) of Granite REIT or Granite GP or the taking of corporate action by Granite REIT or Granite GP in furtherance of any such action or the admitting in writing by Granite REIT or Granite GP of its inability to pay its debts generally as they become due, as provided in the Granite REIT Declaration of Trust and the articles of Granite GP;

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(k)

“Final Order” means the final order to be made by the Court approving the Plan of Arrangement pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(l)	“Granite GP” means Granite REIT Inc., a corporation incorporated under the BCBCA;

(m)	“Granite GP Arrangement Resolution” means the special resolutions of the holders of Granite GP Shares authorizing and approving the Arrangement;

(n)

“Granite GP Meeting” means the annual and special meeting of holders of Granite GP Shares held on June 6, 2024, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon the Granite GP Arrangement Resolution;

(o)	“Granite GP Shares” means, collectively, the common shares of Granite GP, and “Granite GP Share” means any one of them;

(p)

“Granite REIT” means Granite Real Estate Investment Trust, a trust formed under the laws of Ontario, or, where the context so requires, the trustees of Granite Real Estate Investment Trust acting in their capacity as trustees;

(q)	“Granite REIT Arrangement Resolution” means the special resolutions of the holders of Granite REIT Units authorizing and approving the Arrangement;

(r)	“Granite REIT Declaration of Trust” means the declaration of trust of Granite REIT, as amended, modified or supplemented from time to time;

(s)

“Granite REIT Meeting” means the annual and special meeting of the holders of Granite REIT Units held on June 6, 2024, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon the Granite REIT Arrangement Resolution;

(t)	“Granite REIT Units” means, collectively, the units of Granite REIT designated as “Units” under the Granite REIT Declaration of Trust, and “Granite REIT Unit” means any one of them;

(u)

“Interim Order” means the interim order of the Court with respect to the Arrangement pursuant to Section 291 of the BCBCA confirming, among other things, the calling and holding of the Meetings and the voting thereat, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v)	“Meetings” means, collectively, the Granite REIT Meeting and the Granite GP Meeting;

(w)	“Plan of Arrangement” means this plan of arrangement under Section 288 of the BCBCA and any amendment, modification or supplement made in accordance with the terms hereof;

(x)	“Stapled Unit” means one Granite REIT Unit and one Granite GP Share which, until an Existing Stapled Unit Event of Uncoupling occurs, trade together;

(y)	“Tax Act” means the Income Tax Act (Canada), as amended;

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(z)

“Transfer Agent” means Computershare Investor Services Inc., in its capacity as transfer agent for the Stapled Units, Granite GP Shares or the Granite REIT Units, as applicable and as the context may require; and

(aa)	“Unitholders” means the holders of Stapled Units, and “Unitholder” means any one of them.

1.2   Certain Rules of Interpretation

In this Plan of Arrangement:

(a)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

(b)	Including – Where the word “including” or “includes” is used, it means “including (or includes) without limitation”.

(c)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(d)

Statutory References – A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(e)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(f)	Article and Section References – Unless otherwise specified or the context otherwise requires, references to an “Article” or “Section” refer to an Article or Section of this Plan of Arrangement.

1.3   Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1   Effectiveness

Each of the events and steps listed in Section 3.1 shall be, without affecting the sequence set out in Section 3.1, mutually conditional, such that no event or step described in said Section 3.1 may occur without all events or steps occurring, and those events and steps shall effect the integrated transaction which constitutes the Arrangement. At the Effective Time, this Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on Granite GP, Granite REIT and all registered and beneficial holders of Stapled Units, Granite GP Shares and Granite REIT Units.

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2.2   Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

3.1   Events Occurring Within the Plan

On the Effective Date, commencing at the Effective Time, each of the events and steps set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, in the following order without any further act or formality:

1.

An Existing Stapled Unit Event of Uncoupling will occur, Granite GP Shares will be transferable without the contemporaneous transfer of Granite REIT Units, and Granite REIT Units will be transferable without the contemporaneous transfer of Granite GP Shares;

2.

Each Granite GP Share will be transferred from each holder of Granite GP Shares to Granite REIT, free and clear of all liens, charges and encumbrances and any other rights of others, in exchange for the issuance of 0.001/99.999 of a Granite REIT Unit by Granite REIT to each such holder;

3.	Upon the transfer of Granite GP Shares in exchange for Granite REIT Units (or fractions thereof, as applicable):

a.

each former holder of Granite GP Shares will cease to be a holder of Granite GP Shares so transferred and the name of such former holder of Granite GP Shares will be removed from the register of Granite GP Shares; and

b.	Granite REIT will become the sole legal and beneficial holder of Granite GP Shares and will be added to the register of Granite GP Shares;

4.

Immediately after giving effect to the foregoing, the number of issued and outstanding Granite REIT Units will be consolidated such that each 1/0.99999 of a Granite REIT Unit shall become one whole Granite REIT Unit and each holder of Granite REIT Units will hold the same number of Granite REIT Units after the consolidation as the holder held prior to the Arrangement; and

5.

The Granite REIT Declaration of Trust will be amended and restated to make such amendments as are considered necessary or desirable by the trustees of Granite REIT to give effect to the Plan of Arrangement and as a consequence of the Plan of Arrangement, including to reflect the termination of the Stapled Unit structure.

3.2   Withholding Rights

Granite REIT, Granite GP and the Transfer Agent shall be entitled to deduct and withhold from any payment or distribution otherwise payable to any holder of Granite REIT Units or former holder of Granite GP Shares (or, where deduction or withholding is not practicable, to otherwise recover from any holder of Granite REIT Units or former holder of Granite GP Shares) such amounts as Granite REIT, Granite GP or the Transfer Agent is required or permitted to deduct and withhold with respect to such payment or distribution under the Tax Act, the United States Internal Revenue Code of 1986

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or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the holder of Granite REIT Units or former holder of Granite GP Shares in respect of which such deduction and withholding was made.

ARTICLE 4

CERTIFICATES

4.1   Outstanding Certificates

From and after the Effective Time, certificates formerly representing Stapled Units will no longer represent Stapled Units or Granite GP Shares and will represent only the number of Granite REIT Units to which the holder is entitled as a result of the Arrangement. Upon any transfer after the Effective Time or upon request by a holder, Granite REIT will replace old Stapled Unit certificates with new Granite REIT Unit certificates.

ARTICLE 5

AMENDMENTS

5.1   Amendments

Granite REIT and Granite GP, in their sole discretion, reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be (i) contained in a written document, (ii) agreed to by each of Granite REIT and Granite GP, and (iii) filed with the Court and, if made following the Meetings, approved by the Court.

5.2   Effectiveness of Amendments Made Prior to or at the Meetings

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Granite REIT or Granite GP at any time prior to or at the Meetings (provided that each of Granite REIT and Granite GP shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Unitholders voting at the Meetings, in the manner required by the Interim Order and subsequently approved by the Court, shall become part of this Plan of Arrangement for all purposes.

5.3   Effectiveness of Amendments Made Following the Meetings

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Granite REIT or Granite GP after the Meetings but prior to the Effective Time (provided that each of Granite REIT and Granite GP shall have consented thereto) and any such amendment, modification or supplement which is approved by the Court following the Meetings shall be effective and shall become part of the Plan of Arrangement.

ARTICLE 6

GENERAL

6.1   Further Assurances

Notwithstanding that the transactions, steps and events set out herein shall occur and be deemed to occur as provided in and in the order set out in this Plan of Arrangement, each of the parties to the

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Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, filings, deeds, agreements, indentures, supplemental indentures, amendments, forms, transfers, assurances, instruments or documents as may reasonably be requested or required by any of them in order to implement, effect, record or further document or evidence any of the transactions, steps or events set out herein.

6.2   Obligations of Granite REIT

The obligations of Granite REIT hereunder are not personally binding upon any trustee of Granite REIT, any registered or beneficial holder of Stapled Units or Granite REIT Units, or any annuitant under a plan of which a registered or beneficial holder of Stapled Units or Granite REIT Units acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing, but the property of Granite REIT, or a specific portion thereof only shall be bound by such obligations. Any obligation of Granite REIT set out herein shall to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the first sentence of this Section 6.2, an obligation of the trustees of Granite REIT in their capacity as trustees of Granite REIT.

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APPENDIX “E”

INTERIM ORDER

No. S242330 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST PETITIONERS ORDER MADE AFTER APPLICATION BEFORE 12/Apr/2024 ON THE APPLICATION of the Petitioners, Granite REIT Inc. (“Granite GP”) and Granite Real Estate Investment Trust (“Granite REIT” and with Granite GP, “Granite” or the “Petitioners”) for an Interim Order pursuant to their Petition filed on April 10, 2024. [x] without notice coming on for hearing at Vancouver, British Columbia on April 12, 2024 and on hearing Sean K. Boyle, counsel for the Petitioners and upon reading the Petition herein and the Affidavit of Teresa Neto sworn on April 10, 2024 and filed herein (the “Neto Affidavit”); and upon being advised that it is the intention of Granite REIT to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Granite REIT issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement, as those terms are defined in this Interim Order;

THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Joint Notice of Annual General and Special Meetings of Holders of Stapled Units and Management Information Circular/Proxy Statement (collectively, the “Circular”) attached as Exhibit “A” to the Neto Affidavit. THE MEETINGS 2. Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Granite is authorized and directed to call, hold and conduct joint annual general and special meetings of the holders of stapled units of Granite (a “Stapled Unit” consisting of one common share of Granite GP, a “GP Share”, and one trust unit of Granite REIT, a “REIT Unit”, the holders of which Stapled Units are the “Stapled Unitholders”), consisting of the annual general and special meeting of holders of GP Shares (the “Granite GP Meeting”) and the annual general and special meeting of the holders of REIT Units (the “Granite REIT Meeting”), to be held concurrently at 10:00 a.m. (Toronto Time) on June 6, 2024 (the “Meetings”) virtually via live audio webcast at https://meetnow.global/MR6Z6J9 to: consider and, if thought advisable, to pass, with or without variation, a special resolution of the holders of GP Shares at the Granite GP Meeting (the “Granite GP Arrangement Resolution”) and a special resolution of the holders of REIT Units at the Granite REIT Meeting (the “Granite REIT Arrangement Resolution”, and with the Granite GP Arrangement Resolution, the “Arrangement Resolutions”), approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Exhibit A to Appendix “C” to the Circular; and transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meetings or any adjournment or postponement thereof. 3. The Meetings will be called, held and conducted in accordance with the BCBCA, the articles of Granite GP or the Granite REIT Declaration of Trust, as applicable, and the

Circular, subject to the terms of this Interim Order and any further order of this Court, and the rulings and directions of the Chair of the Meetings, such rulings and directions not to be inconsistent with this Interim Order. ADJOURNMENT Notwithstanding the provisions of the BCBCA and the articles of Granite GP or the Granite REIT Declaration of Trust, and subject to the terms of the Arrangement Agreement, Granite, if it deems advisable, is specifically authorized to adjourn or postpone the Meetings on one or more occasions, without the necessity of first convening the Meetings or first obtaining any vote of Stapled Unitholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice otherwise sent to the Stapled Unitholders by any of the methods specified in paragraphs 9 and 11 of this Interim Order. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meetings. AMENDMENTS 6. Prior to the Meetings, Granite is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Stapled Unitholders or the holders of deferred share units of Granite (the “DSU Holders”), the holders of restricted Stapled Units of Granite (the “RSU Holders”), or the holders of performance Stapled Units of Granite (with the DSU Holders and the RSU Holders, the “Notice Securityholders”), and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meetings, and the subject of the Arrangement Resolutions. RECORD DATE 7. The Record Date for determining the Stapled Unitholders entitled to receive notice of, attend, and vote at the Meetings, as applicable, will be the close of business on April 10, 2024 (the “Record Date”).

NOTICE OF MEETINGS The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Granite will not be required to send or make available to the Stapled Unitholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA. The Circular, the form of proxy, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C to the Neto Affidavit, with such deletions, amendments or additions thereto as counsel for Granite may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be made available to registered and beneficial Stapled Unitholders, in accordance with the Canadian Securities Administrators’ notice-and-access delivery model, by posting electronic versions of the Meeting Materials online on Granite REIT’s and Granite GP’s profile pages on SEDAR+ at www.sedarplus.ca (“SEDAR+”) and on Granite’s website at https://qranitereit.com/investors/unitholder-shareholder-meetinqs/ at least thirty (30) days prior to the date of the Meetings, excluding the date of posting of the electronic material, and substantial compliance with this paragraph will constitute good and sufficient notice of the Meetings. Registered Stapled Unitholders may obtain paper copies of the Meeting Materials by calling Granite’s transfer agent at 1-866-962-0498 (North America) or 514-982-8716 (outside North America). Beneficial Stapled Unitholders may obtain paper copies of the Meeting Materials by going to www.proxyvote.com or by calling 1-877-907-7643 (North America) or 303562-9305 (outside North America). The Meeting Materials will be sent to the directors, trustees and auditors of Granite by mailing the Meeting Materials by prepaid ordinary mail, or by delivering in person or transmitting by email, to such persons at least twenty-one (21) days prior to the date of the Meetings, excluding the date of mailing, delivering or transmittal, and substantial compliance with this paragraph will constitute good and sufficient notice of the Meetings. The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits “A” and “C”, respectively, to the Neto Affidavit, with such deletions, amendments or additions thereto as counsel for Granite may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (the “Notice Materials”), will be sent to the Notice Securityholders at least twenty-one (21) days prior to the date of the Meetings, excluding the date of mailing or transmittal, in accordance with one of the methods provided for in paragraph 11 of this Interim Order. Accidental failure of or omission by Granite to give notice to any one or more Stapled Unitholders, Notice Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Stapled Unitholder or Notice Securityholders or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Granite (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meetings, and will not invalidate any resolutions passed or proceedings taken at the Meetings, but if any such failure or omission is brought to the attention of Granite, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Provided that notice of the Meetings is given and the Meeting Materials and Notice Materials are provided or made available, as applicable, to the Stapled Unitholders and the Notice Securityholders, respectively, and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meetings is waived. DEEMED RECEIPT OF NOTICE 15. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received: by the registered and beneficial Stapled Unitholders, when posted and made available on SEDAR+ at www.sedarplus.ca (“SEDAR+”) and on Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/ in accordance with the Canadian Securities Administrators’ notice-and-access delivery model; by the directors, trustees and auditors of Granite and the Notice Securityholders: (i)    in the case of mailing pursuant to paragraph 11 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(ii) in the case of delivery in person pursuant to paragraph 11 above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address; and (iii) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 11 above, when dispatched or delivered for dispatch. UPDATING MEETING MATERIALS 16. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the Stapled Unitholders and the Notice Securityholders respectively, or other persons entitled thereto by news release, newspaper advertisement or by notice sent or made available to the Stapled Unitholders, the Notice Securityholders, or other persons entitled thereto by any of the means set forth in paragraphs 9 and 11 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Granite GP and the Board of Trustees of Granite REIT. QUORUM AND VOTING 17. The quorum required at the Meetings, as applicable, will be as follows: at the Granite GP Meeting, two or more GP Shareholders holding GP Shares carrying not less than 25% of the number of votes attached to all GP Shares entitled to vote at a meeting of GP Shareholders, in person (including online) or by proxy; and at the Granite REIT Meeting, two or more REIT Unitholders holding REIT Units carrying not less than 25% of the number of votes attached to all REIT Units entitled to vote at a meeting of REIT Unitholders, in person (including online) or by proxy. 18.The votes required to pass the Arrangement Resolutions will be as follows: (a) not less than two-thirds of the votes cast on the Granite GP Arrangement Resolution by holders of GP Shares present in person (including online) or represented by proxy and entitled to vote at the Granite GP Meeting, voting on the basis of one vote per GP Share held; and (b) not less than two-thirds of the votes cast on the Granite REIT Arrangement Resolution by holders of REIT Units present in person (including online) or represented by proxy and entitled to vote at the Granite REIT Meeting, voting on the basis of one vote per REIT Unit held. 19. In all other respects, the terms, restrictions and conditions set out in the articles of Granite GP or the Granite REIT Declaration of Trust, as applicable, will apply in respect of the Meetings. PERMITTED ATTENDEES 20. The only persons entitled to attend the Meetings will be (i) the holders of GP Shares or the holders of REIT Units (as applicable at the Granite GP Meeting or the Granite REIT Meeting, respectively) or each of their respective proxyholders, as of the Record Date, (ii) Granite’s directors, trustees, officers, auditors and advisors, (iii) representatives of Granite and (iv) any other person admitted on the invitation of the Chair of the Meetings or with the consent of the Chair of the Meetings, and the only persons entitled to be represented and to vote at the Meetings will be the holders of GP Shares or the holders of REIT Units as at the close of business on the Record Date, (as applicable at the Granite GP Meeting or the Granite REIT Meeting, respectively) or each of their respective proxyholders. SCRUTINEERS 21. Representatives of Granite’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meetings. SOLICITATION OF PROXIES 22. Granite is authorized to use the form of proxy in connection with the Meetings, in substantially the same form as attached as Exhibit “B” to the Neto Affidavit and Granite may in its discretion waive generally the time limits for deposit of proxies by Stapled Unitholders if Granite deems it reasonable to do so. Granite is authorized, at its expense, to solicit proxies, directly and through its officers, directors, trustees, and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

23. The procedure for the use of proxies at the Meetings will be as set out in the Meeting Materials. APPLICATION FOR FINAL ORDER 24 Upon the approval, with or without variation, by the Stapled Unitholders of the Arrangement, in the manner set forth in this Interim Order, Granite may apply to this Court for, inter alia, an order: pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and pursuant to BCBCA Section 291 (4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange (collectively, the “Final Order”), and the hearing of the Final Order will be held on June 10, 2024 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct. 25The form of Notice of Hearing of Petition attached to the Neto Affidavit as Exhibit -C- is hereby approved as the form of Notice of Proceedings for such approval. Any holder of GP Shares holder of REIT Units, or Notice Securityholder has the right to appear (ether in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order. 26.Any holder of GP Shares, holder of REIT Units, or Notice Securityholder seeking to appear at the hearing of the application for the Final Order must: (a) file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials they intend to rely, to the Petitioners’ solicitors at: Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street

Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Sean K. Boyle by or before 4:00 p.m. (Vancouver time) on June 6, 2024. Sending or making available, as applicable, the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 and 11 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials. VARIANCE Granite will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws, or the articles of Granite GP or the Granite REIT Declaration of Trust, as applicable, this Interim Order will govern. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioners Sean K. Boyle BY THE COURT REGISTRAR No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST PETITIONERS ORDER MADE AFTER APPLICATION Sean K. Boyle Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 (604) 631-3300 Agent: Dye & Durham

-—iSE2423 o 0 ICOLUMBlA No. 1APR 10 2024Vancouver Registry 1 IN THE SUPREME COURT OF BRITISH COLUMBIA 1 IN THE MATTER Of SECTION 288 OF THE BUSINESS CORPORATIONS ACT S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST PETITIONERS PETITION TO THE COURT The address of the registry is: 800 Smithe Street, Vancouver, BC, V6Z 2E1 The Petitioners estimate that the hearing of the petition will take 20 minutes. This matter is not an application for judicial review. This proceeding has been started by the petitioner for the relief set out in Part 1 below, by Granite REIT Inc. and Granite Real Estate Investment Trust (the petitioners) If you intend to respond to this petition, you or your lawyer must (a)file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and (b)serve on the petitioners (i)2 copies of the filed response to petition, and (ii)2 copies of each filed affidavit on which you intend to rely at the hearing. Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response. Time for response to petition A response to petition must be filed and served on the petitioners,

APPENDIX “F”

PETITION AND NOTICE OF HEARING OF PETITION

(a) if you were served with the petition anywhere in Canada, within 21 days after that service, (b)if you were served with the petition anywhere in the United States of America, within 35 days after that service, (c)if you were served with the petition anywhere else, within 49 days after that service, or (d)if the time for response has been set by order of the court, within that time. I The ADDRESS FOR SERVICE of the petitioners is: Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Sean K. Boyle Fax number address for service (if any) of the petitioners: N/A E-mail address for service (if any) of the petitioners: Vancouver.service@blakes.com and sean.boyle@blakes.com (2)    The name and office address of the petitioners’ lawyer is: Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Sean K. Boyle CLAIM OF THE PETITIONERS Part 1: ORDERS SOUGHT The Petitioners, Granite REIT Inc. (“Granite GP”) and Granite Real Estate Investment Trust (“Granite REIT” and with Granite GP, “Granite” or the “Petitioners”) apply for: 1.An order (the “Interim Order”) pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”) in the form attached as Appendix “A” to this Petition; 2.An order (the “Final Order”) pursuant to sections 288-297 of the BCBCA: (a) approving an arrangement (the “Arrangement”), more particularly described in the plan of arrangement (the “Plan of Arrangement”), involving Granite GP and

/$$WIDOW Granite REIT. The Plan of Arrangement is attached as Exhibit A to Appendix “D” to the management information circular entitled Joint Notice of Annual General and Special Meetings of Holders of Stapled Units and Management Information Circular/Proxy Statement (collectively, the “Circular”), attached as Exhibit “A” to the Affidavit of Teresa Neto sworn on April 10, 2024 and filed herein (the “Neto Affidavit”); and (b) declaring that the terms and conditions of the Arrangement and the exchange of securities to be effected thereby are procedurally and substantively fair and reasonable to those who will receive securities in the exchange; and 3. Such further and other relief as counsel for the Petitioners may advise and the Court may deem just. Part 2: FACTUAL BASIS DEFINITIONS 1. As used in this Petition, unless otherwise defined herein, terms beginning with capitalletters have the respective meanings set out in the Circular. THE PETITIONERS 2. Granite’s address for service for the purpose of this proceeding is at Suite 3500—1133 Melville Street, Vancouver, British Columbia, Canada, V6E 4E5. 3.Granite GP is a company incorporated under the laws of British Columbia with a registered and records office at Suite 3500—1133 Melville Street, Vancouver, British Columbia, Canada, V6E 4E5. Granite GP is the general partner of Granite REIT Holdings Limited Partnership (“Granite LP”), the principal subsidiary entity through which, directly and indirectly, Granite’s business is carried on. 4. Granite REIT is a trust formed under the laws of Ontario and is the limited partner of Granite LP. Granite REIT, through Granite LP and its subsidiaries, is engaged in the acquisition, development, ownership, and management of logistics, warehouse and industrial properties in North America and Europe. The principal office and centre of administration of Granite REIT is located as 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1.

5. The common shares of Granite GP (the “GP Shares”, the holders of which are the “GPShareholders”) and the trust units of Granite REIT (the “REIT Units”, the holders of which arethe “REIT Unitholders”) are publicly traded together as stapled units (the “Stapled Units”, theholders of which are the “Stapled Unitholders”) on the Toronto Stock Exchange under thesymbol “GRT.UN” and on the New York Stock Exchange under the symbol “GRP.U”. OVERVIEW OF THE ARRANGEMENT 6. Granite proposes, in accordance with Sections 186, 288, 289, 290 and 291 of the BCBCA, to call, hold and conduct joint annual general and special meetings of the Stapled Unitholders of Granite, consisting of the annual general and special meeting of the REIT Unitholders (the “Granite REIT Meeting”) and the annual general and special meeting of the GP Shareholders (the “Granite GP Meeting”), to be held concurrently at 10:00 a.m. (Toronto Time) on June 6, 2024 (together, the “Meetings”), virtually via live audio webcast at https://meetnow.qlobal/MR6Z6J9. At the Meetings, among other things, the GP Shareholders and the REIT Unitholders, as applicable, will be asked to consider, and if deemed advisable, pass, with or without variation, special resolutions substantially in the forms attached as Appendix “C” to the Circular (the “Granite GP Arrangement Resolution” and the “Granite REIT Arrangement Resolution”, respectively, and together, the “Arrangement Resolutions”) approving, with or without variation, the Arrangement. 7. In summary, the Arrangement will give effect to a corporate reorganization of Granite such that the Stapled Units will be “unstapled”, and Granite REIT will acquire all of the issued and outstanding GP Shares in exchange for a fraction of a REIT Unit per GP Share, with the REIT Units subsequently being consolidated back to their prior number before the exchange occurred. As a result of the Arrangement, Granite GP will become a wholly-owned subsidiary of Granite REIT; the GP Shares will cease to be publicly traded and held by the public; and the REIT Units will be the only securities of Granite publicly traded and held by the public, with the REIT Units replacing the Stapled Units listed for trading on both the Toronto Stock Exchange and the New York Stock Exchange under the symbols “GRT.UN” and “GRP.U”, respectively. 8. In particular, pursuant to the Plan of Arrangement, each of the following transactions, among others, will occur in the following order commencing at the Effective Time:

(a) an Existing Stapled Unit Event of Uncoupling will occur, GP Shares will be transferable without the contemporaneous transfer of REIT Units, and REIT Units will be transferable without the contemporaneous transfer of GP Shares; (b)each GP Share will be transferred from each holder of GP Shares to Granite REIT, free and clear of all liens, charges and encumbrances and any other rights of others, in exchange for the issuance of 0.001/99.999 of a REIT Unit by Granite REIT to each such holder; (c)upon the transfer of GP Shares in exchange for REIT Units (or fractions thereof, as applicable): (i)each former holder of GP Shares will cease to be a holder of GP Sharesso transferred and the name of such former holder of GP Shares will beremoved from the register of GP Shares; and (ii) Granite REIT will become the sole legal and beneficial holder of GPShares and will be added to the register of GP Shares; (d) immediately after giving effect to the foregoing, the number of issued and outstanding REIT Units will be consolidated such that each 1/0.99999 of a REIT Unit shall become one whole REIT Unit and each holder of REIT Units will hold the same number of REIT Units after the consolidation as the holder held prior to the Arrangement; and (e)the Granite REIT Declaration of Trust will be amended and restated to make such amendments as are considered necessary or desirable by the trustees of Granite REIT to give effect to the Plan of Arrangement and as a consequence of the Plan of Arrangement, including to reflect the termination of the Stapled Unit structure. BACKGROUND TO ARRANGEMENT 9. The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of the meetings and discussions among Granite’s management and their legal advisors. The material meetings, discussions and actions of Granite that preceded the execution of the

/$$WIDOW Arrangement Agreement are summarized in the Circular in the section entitled “Background to and Reasons for the Arrangement”. FAIRNESS OF THE ARRANGEMENT 10. In evaluating and unanimously approving the Arrangement and unanimously recommending that the Stapled Unitholders vote in favour of the Arrangement, Granite GP’s Board of Directors and Granite REIT’s Board of Trustees carefully considered a variety of factors with respect to the Arrangement including, among others, the following (not necessarily in order of relative importance): (a) that the Canadian tax advantages of maintaining a stapled unit structure have become less significant since 2013; (b)the potential benefits of simplifying Granite’s structure to be more comparable to other Canadian real estate investment trusts and certain investors being more able to invest in REIT Units; (c)that the unwinding of the Stapled Unit structure is not expected to materially affect Granite’s business strategy or management team; (d)that the Granite REIT Arrangement Resolution must receive the approval of not less than two-thirds of the votes cast by holders of REIT Units, voting in person (including online) or by proxy at the Granite REIT Meeting, and the Granite GP Arrangement Resolution must receive the approval of not less than two-thirds of the votes cast by holders of GP Shares, voting in person (including online) or by proxy at the Granite GP Meeting; (e)that the Arrangement is subject to Court approval, which will consider, among other things, the fairness and reasonableness of the Arrangement to Stapled Unitholders, both from a substantive and procedural point of view; (f)that it is expected that the value of the GP Shares at the time of implementing the Arrangement will be nominal relative to the value of REIT Units, so that it is expected that any gain or loss realized for Canadian tax purposes by Canadian taxable investors as a consequence of the Arrangement would not be significant; and (a)

(g) similarly, it is not expected that the Arrangement would result in any, or any significant, gain or loss for U.S. tax purposes by U.S. taxable investors. 11. The completion of the Arrangement is subject to various conditions, including approvalby the GP Shareholders and REIT Unitholders in accordance with the terms of the Interim Orderand approval by the Court. THE MEETINGS AND APPROVALS 12. The Record Date for determining the Stapled Unitholders entitled to receive notice of, attend and vote at the Meetings, as applicable, is the close of business on April 10, 2024. 13.In connection with the Meetings, Granite intends to make available to Stapled Unitholders, in accordance with the Canadian Securities Administrators’ notice-and-access delivery model, the following materials and documentation (collectively referred to as the “Meeting Materials”) substantially in the form attached as Exhibits “A”, “B” and “C” to the Neto Affidavit: (a)the Circular (together with a cover letter to Stapled Unitholders) which includes,among other things: (i) the Joint Notice of Annual General and Special Meetings of Holders ofStapled Units; (ii) a summary of the effects of the Arrangement; (iii)a summary of the reasons for the recommendation; (iv)the text of the Arrangement Resolutions; (v)a copy of the Plan of Arrangement; (vi)a copy of the Interim Order; and (b)the form of proxy; and (c)a copy of the Notice of Hearing of Petition.

14. Electronic versions of the Meeting Materials will be posted on-line on Granite REIT’s and Granite GP’s profile pages on SEDAR+ at www.sedarplus.ca (“SEDAR+”) and on Granite’s website at https.V/granitereit.com/investors/unitholder-shareriolder-meetings/. Registered Stapled Unitholders may obtain paper copies of the Meeting Materials by calling Granite’s transfer agent at 1-866-962-0498 (North America) or 514-982-8716 (outside North America). Non-registered (beneficial) Stapled Unitholders may obtain paper copies of the Meeting Materials by going to www.proxyvote.com or by calling 1-877-907-7643 (North America) or 303562-9305 (outside North America). 15. The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits “A” and “C”, respectively, to the Neto Affidavit (the “Notice Materials”), will be sent or made available to holders of deferred share units of Granite, holders of restricted Stapled Units of Granite, and holders of performance Stapled Units of Granite (collectively, the “Notice Securityholders”). 16. The Meeting Materials will be made available or sent to the Stapled Unitholders no later than thirty days before the Meetings, and the Notice Materials will be made available or sent to the Notice Securityholders no later than twenty-one days before the Meetings. 17.All such documents may contain such amendments thereto as Granite may advise are necessary or desirable and not inconsistent with the terms of the Interim Order. QUORUM AND VOTING 18.In accordance with the articles of Granite GP, the quorum required at the Granite GP Meeting will be two or more GP Shareholders holding GP Shares carrying not less than 25% of the number of votes attached to all GP Shares entitled to vote at a meeting of GP Shareholders, in person (including online) or by proxy. 19.In accordance with the Granite REIT Declaration of Trust, the quorum required at the Granite REIT Meeting will be two or more REIT Unitholders holding REIT Units carrying not less than 25% of the number of votes attached to all REIT Units entitled to vote at a meeting of REIT Unitholders, in person (including online) or by proxy. 20.It is proposed that the vote required to pass the Granite GP Arrangement Resolution will be the affirmative vote of not less than two-thirds of the votes cast by GP Shareholders present

/$$WIDOW in person (including online) or represented by proxy and entitled to vote at the Granite GP Meeting, voting on the basis of one vote per GP Share held. 21. It is proposed that the vote required to pass the Granite REIT Arrangement Resolutionwill be the affirmative vote of not less than two-thirds of the votes cast by REIT Unitholderspresent in person (including online) or represented by proxy and entitled to vote at the GraniteREIT Meeting, voting on the basis of one vote per REIT Unit held. NO DISSENT RIGHTS 22. The Plan of Arrangement does not provide for any rights of dissent for StapledUnitholders, nor are rights of dissent required by the BCBCA or the Granite REIT Declaration ofTrust. The economic rights of GP Shareholders will not be significantly affected as a result ofthe Arrangement. The value of GP Shares is nominal compared to the value of REIT Units and,following the Arrangement, former holders of GP Shares will continue to hold an interest in theGP Shares (albeit indirectly) as they will hold REIT Units of Granite REIT and Granite REIT willbe the sole holder of GP Shares. UNITED STATES SECURITYHOLDERS 23. There are Stapled Unitholders in the United States. The issuance of REIT Units in exchange for GP Shares pursuant to the Arrangement has not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”). Granite REIT hereby advises the Court that, based upon the Final Order, Granite REIT intends to rely on the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof, with respect to the issuance of REIT Units pursuant to the Arrangement. 24.In order to ensure that the issuance of REIT Units in exchange for GP Shares pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, it is necessary that: (a)prior to the hearing required to approve the Arrangement, the Court is advised of the intention of the parties to rely on Section 3(a)(10) of the 1933 Act based on the Court’s approval of the Arrangement; (b)all persons entitled to receive REIT Units pursuant to the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and are provided with sufficient information (a)

/$$WIDOW necessary for them to exercise that right; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve of the Arrangement (though the requirement to file a notice of an intention to appear will not be considered to be such an impediment); (c) all persons entitled to receive REIT Units pursuant to the Arrangement are advised that such REIT Units have not been registered under the 1933 Act and will be issued by Granite REIT in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act; (d) the Interim Order specifies that each person entitled to receive REIT Units pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and (e) the Court holds a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order, and the Court finds that the terms and conditions of the issuance of REIT Units pursuant to the Arrangement are fair and reasonable to all persons who are entitled to receive REIT Units pursuant to the Arrangement, and the Final Order expressly states that the terms and conditions of the issuance of and exchanges of securities pursuant to the Arrangement are fair and reasonable to all persons entitled to receive securities in the exchanges. NO CREDITOR IMPACT 25. The Arrangement does not contemplate a compromise of any debt or any debt instruments of Granite and no creditor of Granite will be negatively affected by the Arrangement. Part 3: LEGAL BASIS 1.Sections 186 and 288 to 297 the BCBCA; 2.Rules 2-1(2)(b), 4-4, 4-5, 8-1 and 16-1 of the Supreme Court Civil Rules; 3.Section 3(a)(10) of the United States Securities Act of 1933; and 4.The equitable and inherent jurisdiction of the Court. 4.

Part 4: MATERIALS TO BE RELIED ON The Petitioners will rely on: Affidavit #1 of Teresa Neto, made on April 10, 2024; Affidavit #2 of Teresa Neto, to be sworn; and Such further and other material as counsel may advise and this Honourable Court may allow. Date: April 10, 2024 _L . Signature of lawyer for Petitioners Sean K. Boyle To be completed by the court only: Order made [ ] in the terms requested in paragraphsof Part 1 of this petition [ ] with the following variations and additional terms:    Date:[dd/mmm/yyyy] Signature of [ ] Judge [ ] Associate Judge

- 11 -

Part 4: MATERIALS TO BE RELIED ON

The Petitioners will rely on:

Date: April 10, 2024

Signature of lawyer for Petitioners
for Sean K. Boyle

1385-7453-2362.2

F-12

ENDORSEMENT ON ORIGINATING PETITION FOR SERVICE OUTSIDE BRITISH COLUMBIA The Petitioner claims the right to serve this Petition outside British Columbia on the grounds enumerated in Sections 10(e) and 10(h) of the Court Jurisdiction and Proceedings Transfer Act, that the proceeding: (e) concerns contractual obligations, and (i) the contractual obligations, to a substantial extent, were to be performed inBritish Columbia, (ii) by its express terms, the contract is governed by the law of British Columbia,or (iii) the contract is for the purchase of property, services or both, for use other than in the course of the purchaser’s trade or profession, and resulted from a solicitation of business in British Columbia by or on behalf of the seller, and (h) concerns a business carried on in British Columbia.

APPENDIX “A” No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST PETITIONERS ORDER MADE AFTER APPLICATION BEFORE )    12/Apr/2024 ) ) ON THE APPLICATION of the Petitioners, Granite REIT Inc. (“Granite GP”) and Granite Real Estate Investment Trust (“Granite REIT” and with Granite GP, “Granite” or the “Petitioners”) for an Interim Order pursuant to their Petition filed on April 10, 2024. [x] without notice coming on for hearing at Vancouver, British Columbia on April 12, 2024 and on hearing Sean K. Boyle, counsel for the Petitioners and upon reading the Petition herein and the Affidavit of Teresa Neto sworn on April 10, 2024 and filed herein (the “Neto Affidavit”); and upon being advised that it is the intention of Granite REIT to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Granite REIT issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement, as those terms are defined in this Interim Order;

THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning withcapital letters have the respective meanings set out in the information circular entitled JointNotice of Annual General and Special Meetings of Holders of Stapled Units and ManagementInformation Circular/Proxy Statement (collectively, the “Circular”) attached as Exhibit “A” to theNeto Affidavit. THE MEETINGS 2. Pursuant to Sections 186, 288, 289, 290 and 291 of the Business CorporationsAct, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Granite is authorized and directed to call,hold and conduct joint annual general and special meetings of the holders of stapled units ofGranite (a “Stapled Unit” consisting of one common share of Granite GP, a “GP Share”, andone trust unit of Granite REIT, a “REIT Unit”, the holders of which Stapled Units are the“Stapled Unitholders”), consisting of the annual general and special meeting of holders of GPShares (the “Granite GP Meeting”) and the annual general and special meeting of the holdersof REIT Units (the “Granite REIT Meeting”), to be held concurrently at 10:00 a.m. (TorontoTime) on June 6, 2024 (the “Meetings”) virtually via live audio webcast athttps://meetnow.qlobal/MR6Z6J9 to: consider and, if thought advisable, to pass, with or without variation, a special resolution of the holders of GP Shares at the Granite GP Meeting (the “Granite GP Arrangement Resolution”) and a special resolution of the holders of REIT Units at the Granite REIT Meeting (the “Granite REIT Arrangement Resolution”, and with the Granite GP Arrangement Resolution, the “Arrangement Resolutions”), approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Exhibit A to Appendix “C” to the Circular; and transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meetings or any adjournment or postponement thereof. 3. The Meetings will be called, held and conducted in accordance with the BCBCA,the articles of Granite GP or the Granite REIT Declaration of Trust, as applicable, and the

/$$WIDOW Circular, subject to the terms of this Interim Order and any further order of this Court, and the rulings and directions of the Chair of the Meetings, such rulings and directions not to be inconsistent with this Interim Order. ADJOURNMENT Notwithstanding the provisions of the BCBCA and the articles of Granite GP or the Granite REIT Declaration of Trust, and subject to the terms of the Arrangement Agreement, Granite, if it deems advisable, is specifically authorized to adjourn or postpone the Meetings on one or more occasions, without the necessity of first convening the Meetings or first obtaining any vote of Stapled Unitholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice otherwise sent to the Stapled Unitholders by any of the methods specified in paragraphs 9 and 11 of this Interim Order. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meetings. AMENDMENTS 6. Prior to the Meetings, Granite is authorized to make such amendments, revisionsor supplements to the proposed Arrangement and the Plan of Arrangement, in accordance withthe terms of the Arrangement Agreement, without any additional notice to the StapledUnitholders or the holders of deferred share units of Granite (the “DSU Holders”), the holders ofrestricted Stapled Units of Granite (the “RSU Holders”), or the holders of performance StapledUnits of Granite (with the DSU Holders and the RSU Holders, the “Notice Securityholders”),and the Arrangement and Plan of Arrangement as so amended, revised and supplemented willbe the Arrangement and Plan of Arrangement submitted to the Meetings, and the subject of theArrangement Resolutions. RECORD DATE 7. The Record Date for determining the Stapled Unitholders entitled to receivenotice of, attend, and vote at the Meetings, as applicable, will be the close of business on April10, 2024 (the “Record Date”).

NOTICE OF MEETINGS The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Granite will not be required to send or make available to the Stapled Unitholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA. The Circular, the form of proxy, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Neto Affidavit, with such deletions, amendments or additions thereto as counsel for Granite may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be made available to registered and beneficial Stapled Unitholders, in accordance with the Canadian Securities Administrators’ notice-and-access delivery model, by posting electronic versions of the Meeting Materials online on Granite REIT’s and Granite GP’s profile pages on SEDAR+ at www.sedarplus.ca (“SEDAR+”) and on Granite’s website at https://qranitereit.com/investors/unitholder-shareholder-meetings/ at least thirty (30) days prior to the date of the Meetings, excluding the date of posting of the electronic material, and substantial compliance with this paragraph will constitute good and sufficient notice of the Meetings. Registered Stapled Unitholders may obtain paper copies of the Meeting Materials by calling Granite’s transfer agent at 1-866-962-0498 (North America) or 514-982-8716 (outside North America). Beneficial Stapled Unitholders may obtain paper copies of the Meeting Materials by going to www.proxyvote.com or by calling 1-877-907-7643 (North America) or 303562-9305 (outside North America). The Meeting Materials will be sent to the directors, trustees and auditors of Granite by mailing the Meeting Materials by prepaid ordinary mail, or by delivering in person or transmitting by email, to such persons at least twenty-one (21) days prior to the date of the Meetings, excluding the date of mailing, delivering or transmittal, and substantial compliance with this paragraph will constitute good and sufficient notice of the Meetings. The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits “A” and “C”, respectively, to the Neto Affidavit, with such deletions, amendments or additions thereto as counsel for Granite may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (the “Notice Materials”), will be sent to the Notice Securityholders at least twenty-one (21) days

/$$WIDOW prior to the date of the Meetings, excluding the date of mailing or transmittal, in accordance with one of the methods provided for in paragraph 11 of this Interim Order. Accidental failure of or omission by Granite to give notice to any one or more Stapled Unitholders, Notice Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Stapled Unitholder or Notice Securityholders or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Granite (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meetings, and will not invalidate any resolutions passed or proceedings taken at the Meetings, but if any such failure or omission is brought to the attention of Granite, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Provided that notice of the Meetings is given and the Meeting Materials and Notice Materials are provided or made available, as applicable, to the Stapled Unitholders and the Notice Securityholders, respectively, and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meetings is waived. DEEMED RECEIPT OF NOTICE 15. The Meeting Materials and Notice Materials will be deemed, for the purposes ofthis Interim Order, to have been served upon and received: by the registered and beneficial Stapled Unitholders, when posted and made available on SEDAR+ at www.sedarplus.ca (“SEDAR+”) and on Granite’s website at https://qranitereit.com/investors/unitholder-shareholder-meetinqs/ in accordance with the Canadian Securities Administrators’ notice-and-access delivery model; by the directors, trustees and auditors of Granite and the Notice Securityholders: (i)    in the case of mailing pursuant to paragraph 11 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(ii) in the case of delivery in person pursuant to paragraph 11 above, the dayfollowing personal delivery or, in the case of delivery by courier, the dayfollowing delivery to the person’s address; and (iii) in the case of any means of transmitted, recorded or electroniccommunication pursuant to paragraph 11 above, when dispatched ordelivered for dispatch. UPDATING MEETING MATERIALS 16. Notice of any amendments, updates or supplement to any of the informationprovided in the Meeting Materials and Notice Materials may be communicated to the StapledUnitholders and the Notice Securityholders respectively, or other persons entitled thereto bynews release, newspaper advertisement or by notice sent or made available to the StapledUnitholders, the Notice Securityholders, or other persons entitled thereto by any of the meansset forth in paragraphs 9 and 11 of this Interim Order, as determined to be the most appropriatemethod of communication by the Board of Directors of Granite GP and the Board of Trustees ofGranite REIT. QUORUM AND VOTING 17. The quorum required at the Meetings, as applicable, will be as follows: at the Granite GP Meeting, two or more GP Shareholders holding GP Shares carrying not less than 25% of the number of votes attached to all GP Shares entitled to vote at a meeting of GP Shareholders, in person (including online) or by proxy; and at the Granite REIT Meeting, two or more REIT Unitholders holding REIT Units carrying not less than 25% of the number of votes attached to all REIT Units entitled to vote at a meeting of REIT Unitholders, in person (including online) or by proxy. 18.The votes required to pass the Arrangement Resolutions will be as follows: (a) not less than two-thirds of the votes cast on the Granite GP Arrangement Resolution by holders of GP Shares present in person (including online) or

/$$WIDOW represented by proxy and entitled to vote at the Granite GP Meeting, voting on the basis of one vote per GP Share held; and (b) not less than two-thirds of the votes cast on the Granite REIT Arrangement Resolution by holders of REIT Units present in person (including online) or represented by proxy and entitled to vote at the Granite REIT Meeting, voting on the basis of one vote per REIT Unit held. 19. In all other respects, the terms, restrictions and conditions set out in the articlesof Granite GP or the Granite REIT Declaration of Trust, as applicable, will apply in respect of theMeetings. PERMITTED ATTENDEES 20. The only persons entitled to attend the Meetings will be (i) the holders of GPShares or the holders of REIT Units (as applicable at the Granite GP Meeting or the GraniteREIT Meeting, respectively) or each of their respective proxyholders, as of the Record Date, (ii)Granite’s directors, trustees, officers, auditors and advisors, (iii) representatives of Granite and(iv) any other person admitted on the invitation of the Chair of the Meetings or with the consentof the Chair of the Meetings, and the only persons entitled to be represented and to vote at theMeetings will be the holders of GP Shares or the holders of REIT Units as at the close ofbusiness on the Record Date, (as applicable at the Granite GP Meeting or the Granite REITMeeting, respectively) or each of their respective proxyholders. SCRUTINEERS 21. Representatives of Granite’s registrar and transfer agent (or any agent thereof)are authorized to act as scrutineers for the Meetings. SOLICITATION OF PROXIES 22. Granite is authorized to use the form of proxy in connection with the Meetings, insubstantially the same form as attached as Exhibit “B” to the Neto Affidavit and Granite may inits discretion waive generally the time limits for deposit of proxies by Stapled Unitholders ifGranite deems it reasonable to do so. Granite is authorized, at its expense, to solicit proxies,directly and through its officers, directors, trustees, and employees, and through such agents orrepresentatives as it may retain for the purpose, and by mail or such other forms of personal orelectronic communication as it may determine. -8-

23. The procedure for the use of proxies at the Meetings will be as set out in theMeeting Materials. APPLICATION FOR FINAL ORDER 24. Upon the approval, with or without variation, by the Stapled Unitholders of theArrangement, in the manner set forth in this Interim Order, Granite may apply to this Court for,inter alia, an order: pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange (collectively, the “Final Order”), and the hearing of the Final Order will be held on June 10, 2024 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct. The form of Notice of Hearing of Petition attached to the Neto Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any holder of GP Shares, holder of REIT Units, or Notice Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order. Any holder of GP Shares, holder of REIT Units, or Notice Securityholder seeking to appear at the hearing of the application for the Final Order must: (a) file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioners’ solicitors at: Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street

/$$WIDOW Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Sean K. Boyle by or before 4:00 p.m. (Vancouver time) on June 6, 2024. Sending or making available, as applicable, the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 and 11 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials. VARIANCE Granite will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws, or the articles of Granite GP or the Granite REIT Declaration of Trust, as applicable, this Interim Order will govern. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST PETITIONERS ORDER MADE AFTER APPLICATION Sean K. Boyle Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 (604) 631-3300 Agent: Dye & Durham

APR 1 0 2024   Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST PETITIONERS NOTICE OF HEARING TAKE NOTICE that the Petition filed on April 10, 2024 will be heard at 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1 on April 12, 2024 at 9:45 am. 1. Date of hearing The application for the order is without notice. 2.Duration of hearing The hearing will take 10 minutes. 3.Jurisdiction This matter is within the jurisdiction of an associate judge. Contact information for Petitioner’s counsel: Sean K. Boyle Blake, Cassels & Graydon LLP 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Telephone: 604-631-3344 Email: sean.boyle@blakes.com Date: April 10, 2024 Lawyer for Petitioner Sean K. Boyle